2/22

07028968

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Co Ltd

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

FILE NO. 82- 01868 FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 1/7/08

082-01868

Sino Land Company Limited

6-20-07

RECEIVED

2007 OCT 22 P 7:-?

# ANNUAL REPORT 2007


STOCK CODE 83
VISION CITY 萬景峯



This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

The Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.



# Contents

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong

(# Non-executive Director)
(* Independent Non-executive Directors)

## AUDIT COMMITTEE

Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

## REMUNERATION COMMITTEE

Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

## AUTHORIZED REPRESENTATIVES

Robert Ng Chee Siong
Raymond Tong Kwok Tung

## SECRETARY

Eric Ip Sai Kwong

## AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

## SOLICITORS

Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

## SHAREHOLDERS' CALENDAR

| | |
|---|---|
| **Closure of Register of Members** | 12th November, 2007 to 15th November, 2007 (both dates inclusive) |
| **Annual General Meeting** | 15th November, 2007 |
| **Interim Dividend** | HK8.5 cents per share |
| Paid | 16th May, 2007 |
| **Final Dividend** | HK30 cents per share |
| Payable | 13th December, 2007 |
| **Deadline for scrip dividend election forms** | 6th December, 2007 4:30 p.m. |

## PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Hang Seng Bank Limited
Bank of Communications, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Limited
Bangkok Bank Public Company Limited
China Construction Bank

## INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino.com

## REGISTERED OFFICE

12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino.com
E-mail : info@sino.com

## REGISTRARS

Tricor Standard Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Fax : (852) 2861 1465

## LISTING INFORMATION

| | |
|---|---|
| **Stock Code** | 83 |
| **American Depositary Receipt** | |
| CUSIP Number | 829344308 |
| Trading Symbol | SNOLY |
| ADR to Ordinary Share Ratio | 1:5 |
| Listing | Level One (OTC) |
| Depositary Bank | The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A. |

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 15th day of November, 2007 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

**Ordinary Resolutions**

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
**Eric IP Sai Kwong**
*Secretary*

Hong Kong, 15th October, 2007

*Notes:*

(a) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

(b) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(d) The Register of Members of the Company will be closed from Monday, 12th November, 2007 to Thursday, 15th November, 2007, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 9th November, 2007.

# GROUP FINANCIAL SUMMARY

| | 2003 HK$ | 2004 HK$ | 2005 HK$ | 2006 HK$ (as restated) | **2007 HK$** |
|---|---|---|---|---|---|
| Turnover | 4,183,474,770 | 4,230,240,789 | 4,150,741,802 | 8,328,333,552 | **7,532,059,672** |
| Profit attributable to equity holders | 11,748,961 | 1,384,084,427 | 5,175,950,540 | 6,017,801,108 | **6,267,284,721** |
| Basic earnings per share (cents) | 0.30 | 34.70 | 119.73 | 139.63 | **139.61** |
| Dividends per share (cents) | 4.0 | 12.0 | 20.0 | 38.5 | **38.5** |

**Basic Earnings & Dividends Per Share**


HK Cents
160
140
120
100
80
60
40
20
0
Dividends per share
Basic earnings per share
2003
2004
2005
2006
2007
Year

| | 2003 HK$ | 2004 HK$ | 2005 HK$ | 2006 HK$ (as restated) | **2007 HK$** |
|---|---|---|---|---|---|
| BALANCE SHEET | | | | | |
| Non-current assets | 26,653,100,061 | 29,886,959,498 | 32,802,996,804 | 38,275,797,419 | **43,508,811,045** |
| Current assets | 13,503,354,035 | 15,583,639,711 | 18,314,128,999 | 28,928,424,264 | **29,208,439,886** |
| Current liabilities | (5,607,314,069) | (7,213,187,587) | (2,599,269,207) | (7,765,719,610) | **(8,728,250,385)** |
| | 34,549,140,027 | 38,257,411,622 | 48,517,856,596 | 59,438,502,073 | **63,989,000,546** |
| Share capital | 3,886,334,280 | 4,306,022,975 | 4,348,057,662 | 4,303,699,473 | **4,610,386,667** |
| Reserves | 18,990,383,191 | 25,321,777,570 | 30,279,048,433 | 35,442,627,530 | **42,970,489,278** |
| Shareholders' funds | 22,876,717,471 | 29,627,800,545 | 34,627,106,095 | 39,746,327,003 | **47,580,875,945** |
| Minority interests | (127,302,064) | (95,382,337) | 27,236,028 | 39,711,496 | **184,850,571** |
| Non-current liabilities | 11,799,724,620 | 8,724,993,414 | 13,863,514,473 | 19,652,463,574 | **16,223,274,030** |
| | 34,549,140,027 | 38,257,411,622 | 48,517,856,596 | 59,438,502,073 | **63,989,000,546** |
| Shareholders' funds at book value per share | 5.89 | 6.88 | 7.96 | 9.24 | **10.32** |

The information for the year ended 30th June, 2006 has been adjusted to reflect the change in accounting policy arising from the adoption of Hong Kong Accounting Standard 39 and Hong Kong Financial Reporting Standard 4 (Amendments) *Financial Guarantee Contracts* as described in Note 2 to the Financial Statements. The information prior to 1st July, 2005 has not been adjusted.


Shareholders' Funds (HK$ Billion)
50
45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007
Year


Profit Attributable to Equity Holders (HK$ Million)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
Year

**Breakdown of segment result for the year ended 30th June, 2007**

- Property 89.0%
- Financing 0.20%
- Management services and others 2.7%
- Hotel operations 3.1%
- Investments in securities 5.0%



**Breakdown of turnover for the year ended 30th June, 2007**

- Property sales 71%
- Investments in securities and financing 1%
- Rental income 16%
- Management services and others 7%
- Hotel operations 5%



I am pleased to present the 2006/2007 Annual Report to shareholders.

## FINAL RESULTS

For the financial year ended 30th June, 2007, the Group's audited consolidated net profit attributable to shareholders reached another new record high of HK$6,267 million (2006: HK$6,017 million). The turnover of the Group was HK$7,532 million and earnings per share for the year was 139.6 cents.

Excluding revaluation surplus on investment properties net of deferred tax of HK$2,363 million, the underlying net profit from operations was HK$3,904 million for the financial year 2006/2007.

The results for the year ended 30th June, 2007 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for the accounting period.

## DIVIDENDS

The Directors have resolved to recommend a final dividend of 30 cents per share in respect of the year ended 30th June, 2007 to shareholders whose names appear on the Register of Members of the Company on 15th November, 2007. Together with the interim dividend of 8.5 cents per share, the total dividend for the full year is 38.5 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 15th November, 2007; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 19th November, 2007. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 13th December, 2007.

## BUSINESS REVIEW

**(1) Sales Activities**

Turnover and earnings from sales for the financial year ended 30th June, 2007 were mainly derived from sales of residential units in Vision City, One SilverSea and the residential detached houses in two luxurious projects, namely The Royal Oaks and St. Andrews Place.

Vision City is a luxurious residential development located in the centre of Tsuen Wan and in between two railway arteries, namely MTR Tsuen Wan Station and KCR Tsuen Wan West Station on the West Rail. Market response for the project was encouraging with over 80% of its 1,466 units sold.

Both The Royal Oaks and St. Andrews Place are located in the prestigious area surrounded by The Hong Kong Golf Club and The Hong Kong Jockey Club where the 2008 Olympic Equestrian Cross Country Event will be held. All of the detached houses in The Royal Oaks have been sold and approximately 40% of the detached houses in St. Andrews Place have already been sold.



## BUSINESS REVIEW *(Continued)*

**(1) Sales Activities** *(Continued)*

Earnings from property sales at associate level were mainly derived from sales of completed residential units in Mount Beacon located in Kowloon Tong, One HoneyLake in Shenzhen and Phases II and III of Chengdu International Community in Chengdu, Sichuan. Over 96% of all the units in One HoneyLake have been sold and over 73% of the units launched to date in the Chengdu International Community have been sold.

Details of the projects that were completed during the financial year 2006/2007 are presented in the table below with a total attributable gross floor area of approximately 2.3 million square feet:

| | Location | Usage | Group's Interest | Attributable Gross Floor Area |
|---|---|---|---|---|
| | | | | *(Square feet)* |
| 1. | Vision City<br>1 Yeung Uk Road,<br>Tsuen Wan,<br>New Territories,<br>Hong Kong | Residential/ Retail | 100% | 1,401,472 |
| 2. | One HoneyLake,<br>Phases II and III<br>Xiangmei Road,<br>Futian District,<br>Shenzhen,<br>PRC | Residential | 50% | 349,135 |
| 3. | Chengdu International Community,<br>Phases II and III<br>Xipu Zhen, Pi Xian,<br>Jin Niu District,<br>Chengdu,<br>Sichuan,<br>PRC | Residential | 20% | 591,055 |
| | | | | 2,341,662 |

During the financial year under review, the sale of residential project Greenfields in Guangzhou, PRC was well received with virtually all of the 238 residential units sold. The project was completed in the third quarter of calendar year 2007.

## BUSINESS REVIEW
*(Continued)*

**(2) Land Bank**

As at 30th June, 2007, the Group had a land bank of approximately 26.5 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 55% is residential; 28% commercial; 9% industrial; 5% car parks and 3% hotels. In terms of breakdown of the land bank by status, 15.6 million square feet consist of properties under development, 9.6 million square feet of properties for investment/own use and 1.3 million square feet of properties held for sale. The Group will continue to replenish its land bank, both in Hong Kong and in Mainland China, selectively to optimise its earnings potential.

During the financial year under review, the Group acquired 7 plots of land for property development. Details of the acquisitions are as follows:

| | Location | Usage | Group's Interest | Attributable Gross Floor Area *(Square feet)* |
|---|---|---|---|---|
| 1. | KIL 11073 West Kowloon, Hong Kong | Residential/ Retail | 45% | 292,805 |
| 2. | NKIL 6374 1 Broadcast Drive, Kowloon Tong, Kowloon, Hong Kong | Residential | 100% | 196,592 |
| 3. | TPTL 188, Pak Shek Kok, Tai Po, New Territories, Hong Kong | Residential | 25% | 187,447 |
| 4. | TPTL 187, Pak Shek Kok, Tai Po, New Territories, Hong Kong | Residential/ Retail | 50% | 172,703 |
| 5. | Collyer Quay Singapore | Commercial/ Hotel | 100% | 107,640 |
| 6. | Remaining portion of NKIL 1069, 270-274 Cheung Sha Wan Road, Kowloon, Hong Kong | Residential/ Retail | 100% | 36,209 |
| 7. | No.12, 14, 16 and 18, Hau Wong Road, Kowloon City, Kowloon, Hong Kong | Residential/ Retail | 100% | 35,703 |
| | | | | 1,029,099 |

## BUSINESS REVIEW *(Continued)*

**(2) Land Bank** *(Continued)*

Subsequent to the financial year ended 30th June, 2007, the Group was fortunate to have been successful in acquiring 2 additional plots of land in Chengdu and Chongqing in Mainland China through land auctions. On completion, these 2 projects will provide a total attributable gross floor area of over 18.6 million square feet. The site in Chengdu is located in the Cheng Hua District whereas the site in Chongqing is in Jiang Bei District close to the Jia Ling Jiang. Details of the sites are as follows:

| | Location | Usage | Group's Interest | Attributable Gross Floor Area |
|---|---|---|---|---|
| | | | | *(Square feet)* |
| 1. | Chengdu Project West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC | Residential/ Commercial | 100% | 13,151,421 |
| 2. | Chongqing Project No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC | Residential/ Commercial | 50% | 5,542,808 |
| | | | | 18,694,229 |

In the eleventh five-year development plan, both Chengdu and Chongqing have been placed on the priority list of the areas in which regional development is planned. In June 2007, the State Council designated Chengdu and Chongqing as the new trial zones for comprehensive coordinated reforms. This policy movement presents new development opportunities for the Group in both cities. Chengdu has also been targeted to be developed into a center of "science, technology, finance and commerce" by the State Council. With its existing international airport which is ranked the fifth largest in Mainland China, the railway and road networks as well as ongoing infrastructure developments, Chengdu has developed into a transportation hub. Chongqing, being selected as a core city by the Central Government under the Western China Development Strategy, plays an important role as an economic hub in Western and Central China. The economic development potential in these two cities is promising.

**BUSINESS REVIEW** *(Continued)*

**(2) Land Bank** *(Continued)*

Further, on 17th September, 2007, the Group successfully acquired Site B of Pak Shek Kok (TPTL 186) in a land auction for residential development in Hong Kong. The Group has 35% interest in the project. On completion expected to be in approximately 3 to 4 years time, the site will afford an additional total of approximately 250,000 square feet of attributable gross floor area.

Including the attributable gross floor area of the new sites acquired subsequent to the financial year ended 30th June, 2007, the total land bank of the Group is approximately 45.4 million square feet, of which 34.5 million square feet is properties under development.

**(3) Property Development**

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 1.2 million square feet in the financial year ending 30th June, 2008:

| | Location | Usage | Group's Interest | Attributable Gross Floor Area |
|---|---|---|---|---|
| | | | | *(Square feet)* |
| 1. | Chengdu International Community Phase IV Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC | Residential/ Commercial | 20% | 360,506 |
| 2. | Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2, PRC | Residential/ Retail/ Carparks | 100% | 314,655 |
| 3. | New Kowloon Inland Lot No. 6425, Fuk Wing Street and Fuk Wa Street, Sham Shui Po – Project K26, Kowloon, Hong Kong | Residential/ Retail | 100% | 134,043 |

## BUSINESS REVIEW *(Continued)*

**(3) Property Development** *(Continued)*

| | Location | Usage | Group's Interest | Attributable Gross Floor Area |
|---|---|---|---|---|
| | | | | *(Square feet)* |
| 4. | Park Place East of Gia Hor Lu and South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4, PRC | Residential/ Retail | 100% | 131,007 |
| 5. | One HoneyLake, Phase IV Xiangmei Road, Futian District, Shenzhen, PRC | Residential | 50% | 99,260 |
| 6. | Hong Kong Inland Lot No. 2769 256 Hennessy Road, Wan Chai, Hong Kong | Office/ Retail | 100% | 71,862 |
| 7. | New Kowloon Inland Lot No. 939 305 Castle Peak Road, Sham Shui Po, Kowloon, Hong Kong | Residential/ Retail | 100% | 64,791 |
| 8. | New Kowloon Inland Lot No. 1175-1177 464-474 Castle Peak Road, Sham Shui Po, Kowloon, Hong Kong | Residential/ Retail | 100% | 58,867 |
| | | | | 1,234,991 |

**BUSINESS REVIEW**
*(Continued)*

**(4) Rental Activities**

The Group's rental portfolio performed solidly for the financial year ended 30th June, 2007 with gross rental revenue, including the attributable share of its associates, increasing by 14.8% to HK$1,607 million. The increase in rental revenue was primarily due to positive rental increases from all sectors of the portfolio as well as an increase in overall occupancy.

The retail sector in Hong Kong continued to register good growth mainly due to a broad-based increase in salaries, a positive wealth effect, improving sentiments, steady growth in visitor arrivals, increases in marriages and births as well as a rise in residential property purchases. The rental rates of our retail properties recorded healthy growth with overall occupancy rates staying high. To encourage shopper flow and deliver a more engaging retail experience, thematic promotional activities in our major shopping malls are regularly launched. Through a programme of continuous design upgrades, facility improvements based on customer needs and market research as well as optimisation of tenant mix, the yields and values of our retail rental properties are enhanced.

Strengthened by increasing economic activities and business expansion, the performance of the rental office buildings was encouraging with strong take-up and some achieving full occupancy. Rental rates for office spaces recorded strong increases. The office sector is expected to attain robust growth in the foreseeable future as more firms will open offices and expand their existing operations in Hong Kong.

Benefiting from the increase in trade activities due to growth of world-wide trades and CEPA, the industrial sector witnessed a favourable growth during the financial year 2006/2007. The overall occupancy rates of our industrial buildings was high with rising rental rates.

As at 30th June, 2007, the Group had approximately 9.6 million square feet of attributable gross floor area of properties for investment/own use. Of this portfolio, commercial developments account for 57%, industrial developments 18%, car parks 15%, hotels 7%, and 3% residential.

## BUSINESS REVIEW *(Continued)*

### (5) Hotels

International tourist arrivals worldwide rose favourably in 2006 and during the first half of 2007 with Asia and the Pacific region recording strong growth in the number of arrivals. World prosperity continues to be the main driver for a sustainable growth in tourism and business travel in Asia and the Pacific region. This positive trend is expected to continue throughout 2007 and 2008.

Visitor arrivals in Hong Kong witnessed good growth in the financial year 2006/2007 compared with the previous financial year which was mainly attributable to a continuing economic prosperity in the Asia Pacific region, rising trade activities, increasing Chinese visitors, the promotional campaign rolled out by the HKSAR Government as well as rising interest from the short-haul and long-haul markets from major countries. During the financial year, Conrad Hong Kong achieved positive growth in both room sales and average room rates compared with the previous financial year ended 30th June, 2006. On the positive trend of tourism and business travel and continuing efforts by HKSAR Government in promoting family in-bound travels and MICE (Meetings, Incentive travel, Conventions and Exhibitions), Conrad Hong Kong, with its room renovation programme to upgrade the hotel fully completed, will be well positioned to gain such advantages. During the financial year ended 30th June, 2007, Conrad Hong Kong has been recognised as 'Readers Choice World's Best Hotels Award' by *Condé Nast Traveller*, 'T+L 500 World's Best Hotels' by *Travel + Leisure* and 'Top Hotels in Asia Pacific' by *Asian Legal Business*.

The Fullerton Singapore also registered a strong growth in earnings during the financial year 2006/2007. Both visitor arrivals and tourism receipts grew strongly in Singapore in 2006. It is expected these two indicators will continue to grow favourably in the next few years. Benefiting from the strong market conditions, the hotel industry experienced a very positive surge in average room rates and average occupancy levels. Together with the ongoing upgrade programme carried out for both the guest rooms and the gymnasium during the financial year 2006/2007, The Fullerton Singapore is set for positive growth alongside the rise in business activities and tourism industry in Singapore. Following receipt of the *Condé Nast Traveller* Readers' Choice Awards (2006) - 'The Best Hotel in Asia', we are pleased that The Fullerton Singapore has also received 'The Best Hotel in Singapore' award by *Condé Nast Traveller* in January 2007. In July 2007, it was also rated one of the world's top hotels in the 12th Annual Travel + Leisure World's Best Awards. Management will continue its pursuit to improve the quality of its products and services to meet the needs of discerning guests.

## BUSINESS REVIEW
*(Continued)*

**(6) Mainland Business**

The Group successfully acquired two plots of sizeable land in China for the development of residential and commercial properties in July this year. The projects will provide a total of approximately 18.6 million square feet of attributable gross floor area upon completion over the next few years. With the new acquisitions, the Group's development land bank in Mainland China is now approximately 28 million square feet of attributable gross floor area. The Group targets to double its land bank in the next 12–15 months.

In view of the positive economic prospects of the property market in China, the Group is committed to increasing its land bank in Mainland China. In this respect, the Group is actively seeking for additional sites in various cities of Mainland China where economic fundamentals are good and prospects are promising.

The Mainland economy has grown solidly over the past years and the growth is remarkable. The burgeoning Chinese economy offers tremendous business opportunities for entrepreneurs and good employment prospects for the people. Improvement in economic fundamentals and increase in income are positive to the property market in the medium to long term. Demand for quality residential housing and commercial properties continue to rise.

The successful developments and sales of projects in Xiamen, Guangzhou, Shenzhen and Chengdu over the years have given the company a good foothold in that market. The Group will extend its experience in and strategy of building quality properties and providing after-sale professional property management services to our customers in Mainland China.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2006.



*Every year, the Group not only offers Central Plaza as the venue of the Charitable Hong Chi Climbathon, but also send a corporate relay team to participate in the run.*



*In a bid to encourage people to cherish food, Olympian City became the first shopping mall to support the 'Less Rice Save $1 Day' campaign initiated by The Greeners.*

## FINANCE

As at 30th June, 2007, the Group's gearing was 25.4%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2006 was mainly due to the receipt of balance of the sales proceeds from the sale of residential units in One SilverSea, the receipt of the sales proceeds from the sale of residential units in Vision City and sale of houses from The Royal Oaks and St. Andrews Place. Of the total borrowings, 24.3% was repayable within one year, 11.7% repayable between one and two years and 64.0% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$15,760 million, comprising cash on hand of approximately HK$5,584 million together with committed undrawn facilities of approximately HK$10,176 million. All the cash on hand is in the form of deposits in banks of high credit ratings. Total assets and shareholders' funds of the Group were HK$72.7 billion and HK$47.5 billion respectively.

As at 30th June, 2007, all of the Convertible Bonds due 2009 (the "Bonds") were converted into 271,916,011 ordinary shares of Sino Land.

As to the litigation between Sino Land Company Limited ("Sino Land") and Hang Lung Group Limited ("Hang Lung") in respect of the acquisition of a company which owns a property in Yau Kom Tau in Tsuen Wan for development into a hotel, the Court of Final Appeal on 5th February, 2007 allowed the appeal by Sino Land. Pursuant to the judgment, on 6th February, 2007, Hang Lung repaid to Sino Land the deposit of HK$321 million leaving assessment of interest, damages and costs to be agreed between the parties or dealt with by the courts.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2007. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates.

## CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communications with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information about the Group's latest developments.

## CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that attractive design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the financial year 2006/2007, the Group's property management division received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions to community and charity services, and promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

## CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, the Community Care Committee (the "Committee") works closely with different charitable and voluntary organisations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated with a number of international organisations focusing on promoting environmental protection to co-organise activities to inspire public interest in protecting natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and fulfill Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.



*Sino Group's 'Art in Hong Kong' and the Chinese Arts Papercutting Association co-presented 'Influential People Marking the Tenth Anniversary of the Handover – Papercutting Arts Exhibition by Lu Xue' at Central Plaza during the anniversary month.*


水墨新貌
Face of Ink Paintings —

*The New Face of Ink Paintings – Modern Ink Painting Group Exhibition and Symposium brought together over 40 modern ink painting masters, specialists and scholars from around the world.*

## PROSPECTS

China is one of the fastest-growing economies in the world. The growth of the industrial and service sectors and buoyant international trade with the rest of the world in the past few decades has resulted in wealth creation.

The affluent class in China, who pursue a better quality of life, has been increasing rapidly. The increase in incomes with standards of living staying relatively low enables people to put their excess cash in durable goods and the demand for

**PROSPECTS** *(Continued)*

quality housing is strong. The strengthening of Renminbi has also raised the purchasing power of people in Mainland China. The 2008 Olympic Game to be held in Beijing will further boost market sentiments. On the whole, the economic growth momentum is expected to continue and the economy to remain vibrant. The Central Government's fine-tuning control measures will also ensure a healthy and a balanced economic growth as well as a better structure of the real estate sector in the medium to long term. Prospects of China economy are promising. Hong Kong is well-placed to gain and it will be a major beneficiary of China's economic growth.

The economy of Hong Kong performed well in the financial year 2006/2007 with unemployment hitting the lowest level for over nine years, increasing salaries and bonuses filtering through a broad range of industries, vibrant business activities and strengthening consumers' confidence. Supported by strong economic fundamentals, the property market staged a sustainable growth during the financial year. Encouraging results of both primary and secondary transactions in the first half of 2007 indicated a strong pick up whilst sentiment has been gaining momentum. Better economic and employment prospects raise people's propensity to purchase their own homes. Increasing number of marriages and births combined with availability of favourable mortgage terms have fuelled property transactions. Demand for quality properties with state-of-the-art features and facilities is set to rise.

The IPO activities in the Hong Kong stock market in 2006 and the first half of calendar year 2007 put investors' spotlights on Hong Kong. The year 2006 was a record year for Hong Kong Stock Exchange with the amount raised. Hong Kong maintains its role as a leading international financial centre in China and it is also an important platform for the listing of Chinese enterprises. Together with the HKSAR Government's own initiative to abolish the estate duty, exemption of profit tax for offshore funds and maintain a simple and low tax system, these are positives to the further development of the financial market in Hong Kong. Management is positive of China's economic development and the outlook of the Hong Kong economy.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank both in Hong Kong and China to optimise earnings and of improving the quality of its properties and services to enhance the lifestyle of its customers. The Group's land bank will enable it to strengthen earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

**STAFF AND MANAGEMENT**

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

**Robert NG Chee Siong**
*Chairman*

Hong Kong, 18th September, 2007

## (I) EXECUTIVE DIRECTORS

**Mr. Robert Ng Chee Siong**, aged 55, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 31 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited ("Sino Hotels"). In addition, he is a Director of Yeo Hiap Seng Limited, which is listed in Singapore, and an Independent Non-executive Director of The Hongkong and Shanghai Hotels, Limited. Mr. Ng is the father of Mr. Daryl Ng Win Kong, an Executive Director of the Company.

**Mr. Raymond Tong Kwok Tung**, aged 65, an Executive Director of the Company since 1997, was a solicitor in private practice in Hong Kong for 29 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Departments, Internal Audit and Corporate Compliance of the Group, and the Group's property development and investment in the PRC. He is also an Executive Director of TST Properties and the director of a number of subsidiaries and associated companies of the Company.

**Mr. Yu Wai Wai**, aged 47, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, quality management, construction site management and cost management. Mr. Yu joined the Company in 1992 and is in charge of the Development Division. He is also the director of a number of subsidiaries and associated companies of the Company.

**(I) EXECUTIVE DIRECTORS** *(Continued)*

**Mr. Thomas Tang Wing Yung**, aged 52, is an Executive Director of the Company since April 2005. He first joined the Company, TST Properties and Sino Hotels as Chief Financial Officer in November 2003. Mr. Tang obtained his Bachelor of Science Degree in Modern Mathematics from Surrey University, United Kingdom. He has been an Associate Member of The Institute of Chartered Accountants in England and Wales since 1981. He is also a Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising) and has over 30 years of experience in accounting and finance.

Prior to joining the Sino Group, Mr. Tang was Managing Director of an investment and financial advisory services firm that is a member of an international group, overseeing operations in the Asia-Pacific region. He has also served as a Director and Executive Committee member of a publicly-listed company in Hong Kong, where he participated in formulating the company's investment policy as well as reviewing and approving the company's investments and divestments, trading and retail distribution in the Mainland China and in Hong Kong.

Mr. Tang is also a director of a number of subsidiaries of the Company and Sino Hotels.

**Mr. Daryl Ng Win Kong**, aged 29, an Executive Director of the Company since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is a director of a number of subsidiaries and associated companies of the Company and is an Executive Director of TST Properties and Sino Hotels. He is also an Independent Non-executive Director of Blue Cross (Asia-Pacific) Insurance Limited, a Director of Hong Kong Design Centre, a Member of the Infrastructure Development Advisory Committee of the Hong Kong Trade Development Council and a General Committee Member of The Chamber of Hong Kong Listed Companies and a Member of the International Advisory Council of Columbia University in the City of New York. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong.

## (II) NON-EXECUTIVE DIRECTOR

**The Honourable Ronald Joseph Arculli**, GBS, CVO, OBE, JP, aged 68, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. The Honourable Ronald Arculli through Arculli and Associates (July – December 2005) and since 1st January, 2006 through Ronald Arculli and Associates provided consultancy services to the Company. He is also a Non-executive Director of TST Properties and Sino Hotels. The Honourable Ronald Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited and was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is currently a non-official member of the Executive Council of The Hong Kong Special Administrative Region Government. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. The Honourable Ronald Arculli is an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited. He is also an Independent Non-executive Director of Shanghai Century Acquisition Corporation, a company listed on the American Stock Exchange.

## (III) INDEPENDENT NON-EXECUTIVE DIRECTORS

**Dr. Allan Zeman**, GBS, JP, aged 59, an Independent Non-executive Director of the Company since September 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He is also an Independent Non-executive Director of TST Properties. After spending more than 37 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of the Tourism Strategy Group for the Hong Kong Tourism Commission, the Business Facilitation Advisory Committee, the Commission on Strategic Development to serve on Economic Development and Economic Cooperation with Mainland and the Consultative Committee on the Core Arts & Cultural Facilities of the West Kowloon Cultural District. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Hong Kong Arts Festival, the Hong Kong Community Chest and the Urban Renewal Authority. Dr. Zeman is a Director of The "Star" Ferry Company, Limited and an Independent Non-executive Director of Pacific Century Premium Developments Limited and The Link Management Limited. Dr. Zeman is also a Director of Wynn Resorts, Limited, a listed company in USA.

## (III) INDEPENDENT NON-EXECUTIVE DIRECTORS *(Continued)*

**Mr. Adrian David Li Man-kiu**, aged 34, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. He is a member of the Ninth Guangdong Provincial Committee and was formerly a member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C.. He is also a committee member of the Ninth and Tenth All-China Youth Federation, the Deputy Chairman of the Ninth Beijing Municipality Youth Federation and the Vice Chairman of the Fifteenth Session of Hong Kong United Youth Association Limited. In addition, he is the Council Member of the Vocational Training Council, a member of the Advisory Board and Chairman of the Investment Committee of the Hong Kong Export Credit Insurance Corporation and a member of the MPF Industry Schemes Committee of the Mandatory Provident Fund Schemes Authority. In addition, he also sits on the Board of Ocean Park Corporation and is an Independent Non-executive Director of China State Construction International Holdings Limited. Further, he is an Alternative Independent Non-executive Director of San Miguel Brewery Hong Kong Limited. Mr. Li holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois, US, a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge. He is a member of The Law Society of England and Wales and The Law Society of Hong Kong.

**Dr. Fu Yuning**, aged 50, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited and the Chairman of China Merchants China Direct Investments Limited, both companies are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of China International Marine Containers (Group) Limited, a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Company, Limited, a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council.

## (IV) SENIOR MANAGEMENT

Various businesses and functions of the Company are respectively under the direct responsibilities of the Executive Directors who are regarded as senior management of the Company.

The Board of Directors (the "Board") is committed to providing effective management and sound control of the Company for maximizing the shareholders' value. The corporate governance principles of the Company emphasize the attainment and maintenance of high standard of corporate governance practices and procedures, a quality Board, sound internal controls and high transparency and accountability to the shareholders. The Company has adopted its own Code on Corporate Governance Practices and has complied with all code provisions as set out in Appendix 14 to the Listing Rules (the "Code") except that there was no separation of the roles of the chairman and the chief executive officer. The corporate governance practices of the Company in compliance with the Code during the financial year ended 30th June, 2007 with explanation of the abovementioned deviation are set out below in this report.

## CORPORATE GOVERNANCE PRACTICES

### DIRECTORS

**Corporate Governance Principle**

The Board is charged with providing overall leadership and control for the Group in an effective and responsible manner with a view to maximizing the financial performance of the Company and the shareholders' value. The Board makes decisions on business strategies and corporate governance practices, sets the Group's objectives, value and standards and oversees and monitors the management performance within the control and delegation framework of the Company. These include the Company's financial statements, dividend policy, any significant changes in accounting policy, adoption of corporate governance practices and procedures and risk management strategies.

**Board Composition**

The current Board composes of five Executive Directors including the Chairman of the Board, one Non-executive Director and three Independent Non-executive Directors representing one-third of the total Board members.

The Board members are:

*Executive Directors*
Mr. Robert Ng Chee Siong *(Chairman)*
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong

*Non-executive Director*
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP

*Independent Non-executive Directors*
Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

Biographical details of the Directors and their relationships, where applicable, are contained on pages 23 to 26 "Biographical Details of Directors & Senior Management".

## CORPORATE GOVERNANCE PRACTICES *(Continued)*

**DIRECTORS** *(Continued)*

**Division of Responsibilities**

The Chairman of the Board provides leadership to the Board and undertakes both the roles of chairman and chief executive officer. The Executive Directors constituting the senior management of the Company are delegated with responsibilities in the day-to-day management of the Company and make operational and business decisions within the control and delegation framework of the Company.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Independent Non-executive Directors constituting one-third of the total number of the Board members have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure that it continues to meet these objectives and is in line with the industry practices.

**Board Meetings**

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and will meet more frequently as and when required. During the financial year ended 30th June, 2007, the Board had held four meetings and the attendance records of the Directors are set out on page 32.

**Directors' Appointment, Re-election and Removal**

All Non-executive Directors have entered into letters of appointment with the Company for a specific term of three years. All Directors are subject to retirement from office by rotation and re-election at the annual general meeting once every three years in accordance with the Company's articles of association.

The rotating Directors who are subject to retirement and re-election at the 2007 annual general meeting are set out on page 35.

The Company has not established a nomination committee. The Board is collectively responsible for appointing new Directors either to fill causal vacancies or as additional Board members. There was no appointment of any new director during the financial year of 2007.

The structure, size and composition of the Board will be reviewed from time to time to ensure that the Board has a balanced skill and expertise for providing effective leadership to the Company.

**Confirmation of Independence**

The independence of the Independent Non-executive Directors were assessed in accordance with the applicable Listing Rules. Each of the Independent Non-executive Directors has provided an annual written confirmation of their independence that they meet the guidelines for assessing independence as set out in Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-executive Directors are independent.

## CORPORATE GOVERNANCE PRACTICES *(Continued)*

### REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

**Emolument Policy**

The Company's emolument policy is to ensure that the remuneration offered to employees including Executive Directors and senior management is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each Director. The emolument policy for Non-executive Directors is to ensure that the Non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in the Board Committees. Individual Director and senior management would not be involved in deciding their own remuneration.

**Remuneration Committee**

The Company established its Remuneration Committee on 23rd June, 2005 with written terms of reference. The Committee comprises three members with the Independent Non-executive Directors constituting the majority of the Committee. The Chairman of the Committee is the Executive Director, Mr. Daryl Ng Win Kong and two other members are the Independent Non-executive Directors, namely Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

During the year, the Remuneration Committee has held one meeting, reviewed and endorsed the Company's existing emolument policy and reviewed the remuneration of Directors. No Director was involved in deciding his own remuneration at the meeting of the Committee. The attendance records of individual Committee member are set out on page 32.

The written terms of reference of the Remuneration Committee are available at the Company's website www.sino.com.

Details of the Directors' emoluments for the year are set out in note 13 to the financial statements.

## CORPORATE GOVERNANCE PRACTICES *(Continued)*

### ACCOUNTABILITY AND AUDIT

**Directors' Responsibilities for the Financial Statements**

The Board is responsible for the preparation of the financial statements which should give a true and fair view of the state of affairs of the Group and of the results and cash flows for such reporting period. In preparing the financial statements, the Board has adopted generally accepted accounting standards in Hong Kong and suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The Board is responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The auditor is responsible for auditing and reporting his opinion on the financial statements of the Group and the independent auditor's report for the financial year ended 30th June, 2007 is set out on page 92.

**Internal Controls and Risk Management**

The Board has the responsibility to ensure that the Company maintains sound and effective internal controls to safeguard the interest of the Company and its shareholders.

Based on a guidance (namely, Internal Control and Risk Management – A Basic Framework) issued by the Hong Kong Institute of Certified Public Accountants in June 2005, the Company has enhanced its internal control function by integrating thereto a comprehensive risk management framework which aims to provide reasonable assurance against material errors, losses or fraud. The concepts and practical procedures of the framework are spelled out in the Company's Guideline on Risk Management for the reference of all major business operations and departments to encourage a risk aware and control conscious environment throughout the Group.

Under the Group's internal control and risk management framework, twice a year each major operation unit or department identifies major risks, assesses and evaluates the risks according to their likely impact and the likelihood of occurrence and develops effective control activities to mitigate the risks. The results of such risks assessment, evaluation and mitigation of each operation unit or department are summarized in a standard and consistent manner for the Internal Audit Department's review. Depending on the nature and exposure of the risks of individual operation units or departments, the Internal Audit Department may perform further operational and financial reviews, make recurring and impromptu site investigations on selected risk areas to ensure the effectiveness of the control activities developed by the relevant operation units or departments. The findings by the Internal Audit Department on the weakness of control activities are communicated with the operation units or departments concerned. Relevant control activities will be enhanced and post-audit review may be conducted, where appropriate. The Internal Audit Department will summarize the results which will be reported to the Audit Committee, whom will then report to the Board.

During the year, the Board has reviewed the Company's systems of internal controls and risk management and was satisfied that the systems are effective and adequate for their purposes.

## CORPORATE GOVERNANCE PRACTICES *(Continued)*

### ACCOUNTABILITY AND AUDIT *(Continued)*

**Audit Committee**

The Company set up its Audit Committee on 23rd September, 1998. The Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are Independent Non-executive Directors. During the year, the Committee had held four meetings to review the 2006 annual report and accounts, the 2006/2007 interim report and accounts, the internal audit reports on the internal controls and risk management matters and the Compliance Committee reports on the Listing Rules compliance matters of the Company and reported all such relevant matters to the Board.

The Audit Committee has reviewed the accounting policies and practices adopted by the Company and the annual report for the financial year ended 30th June, 2007. The attendance records of individual Committee member are set out on page 32.

The written terms of reference of the Audit Committee are available at the Company's website www.sino.com.

**Compliance Committee**

The Company set up its Compliance Committee on 30th August, 2004 with written terms of reference to enhance the corporate governance of the Group. The Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Committee. A secondary reporting line is to the Audit Committee. The existing Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the two Heads of Legal and Company Secretarial Departments, the Director of Development Department, Group General Manager (Hotel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Committee holds bi-monthly regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate goverance issues and Listing Rules compliance matters.

**Codes on Dealing in the Company's Securities**

The Company has adopted its code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Company Code during the year ended 30th June, 2007.

The Company has also adopted a code for dealing in the Company's securities by relevant employees, who are likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

## CORPORATE GOVERNANCE PRACTICES *(Continued)*

### ACCOUNTABILITY AND AUDIT *(Continued)*

**Auditors' Remuneration**

The fees in respect of audit and non-audit services provided to the Company and its subsidiaries by the auditors for the year ended 30th June, 2007 amounted to HK$3,294,867 and HK$295,000 respectively. The non-audit services mainly consist of taxation, review and other reporting services.

### COMMUNICATION WITH SHAREHOLDERS

**Timely Performance Information**

The Board is committed to providing clear performance information of the Company to the investors through timely publication of interim and annual results and reports. Copies of the annual reports and interim reports of the Company are distributed to its shareholders in accordance with statutory and regulatory requirements and also to interested parties recorded in the Company's mailing lists. The publications of the Company, including financial reports, circulars and announcements, are also available for download from the Company's corporate website. The corporate website is another channel through which the Company provides up-to-date key information of the Group to its shareholders.

**Annual General Meeting**

The Board strives to maintain an on-going dialogue with the shareholders of the Company and use annual general meeting as one of the principal channels for communicating with the shareholders. At the annual general meeting, each substantially separate issue will be considered by a separate resolution, including the election of individual directors. The Chairmen of the Board and the respective Board Committees usually attend annual general meetings to inter-face with and answer questions from the shareholders. The procedures for voting by poll at the annual general meeting are contained in the circular to the shareholders which is dispatched together with the annual report.

**Directors' Attendance Records**
**for meetings held during the financial year ended 30th June, 2007**

| | Number of meetings attended/held | | |
|---|---|---|---|
| **Name of Directors** | **Board** | **Audit Committee** | **Remuneration Committee** |
| Mr. Robert Ng Chee Siong | 4/4 | – | – |
| The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP | 4/4 | – | – |
| Dr. Allan Zeman, GBS, JP | 2/4 | 4/4 | 1/1 |
| Mr. Adrian David Li Man-kiu | 4/4 | 4/4 | 1/1 |
| Dr. Fu Yuning | 1/4 | 2/4 | – |
| Mr. Raymond Tong Kwok Tung | 3/4 | – | – |
| Mr. Yu Wai Wai | 2/4 | – | – |
| Mr. Thomas Tang Wing Yung | 4/4 | – | – |
| Mr. Daryl Ng Win Kong | 4/4 | – | 1/1 |

The Directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2007.

## PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 46 to the financial statements.

## RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 93.

An interim dividend of HK8.5 cents per share amounting to HK$66,015,133 by way of cash dividends and HK$325,657,005 by way of scrip alternatives were paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK30 cents per share to the shareholders on the Register of Members on 15th November, 2007, amounting to HK$1,381,142,000.

## INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of investment properties of HK$199,629,001 and HK$7,374,578, respectively, and also transferred from properties under development of HK$516,105,803 to investment properties. The Group revalued all its investment properties at the year end date and the increase in fair value of the investment properties amounting to HK$2,415,946,051 has been credited directly to the consolidated income statement.

Details of these and other movements during the year in the investment properties of the Group are set out in Note 18 to the financial statements.

## PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in Note 20 to the financial statements.

## MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2007 are set out on pages 165 to 180.

## SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2007 are set out in Notes 46 and 47 to the financial statements, respectively.

## SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in Note 34 to the financial statements.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 45,020,000 ordinary shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at an aggregate consideration of HK$751,637,193. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

| Month of the repurchases | Total number of the ordinary shares repurchased | Highest price paid per share | Lowest price paid per share | Aggregate consideration |
|---|---|---|---|---|
| | | *HK$* | *HK$* | *HK$* |
| September 2006 | 620,000 | 13.68 | 13.38 | 8,405,065 |
| October 2006 | 5,034,000 | 13.76 | 13.46 | 68,928,902 |
| February 2007 | 6,846,000 | 18.44 | 17.68 | 124,078,821 |
| March 2007 | 6,700,000 | 16.88 | 15.98 | 111,362,186 |
| April 2007 | 12,982,000 | 18.06 | 16.24 | 220,463,705 |
| May 2007 | 6,898,000 | 18.00 | 16.70 | 120,626,569 |
| June 2007 | 5,940,000 | 16.72 | 15.98 | 97,771,945 |
| | 45,020,000 | | | 751,637,193 |

Out of 45,020,000 shares repurchased, 43,776,000 shares were cancelled on delivery of the share certificates during the year while the remaining 1,244,000 shares repurchased on 27th June, 2007, 28th June, 2007 and 29th June, 2007 were cancelled on delivery of the share certificates subsequent to the financial year. 244,000 ordinary shares repurchased in the last financial year ended 30th June, 2006 were cancelled during the financial year. The nominal value of HK$44,020,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$733,975,785 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the year.

## DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 30th June, 2007 comprised the retained profits of HK$13,080,327,336 (2006: HK$11,878,538,543, as restated).

## CONVERTIBLE BONDS

During the year, the principal amount of HK$2,403,540,000 as at 30th June, 2006, was fully converted.

Details of this and other movements in the convertible bonds of the Group are set out in Note 33 to the financial statements.

## TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2007 are set out in Notes 31 and 32 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$399,857,734.

## DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

*Executive Directors*

Mr. Robert Ng Chee Siong
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong

*Non-executive Director*

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP

*Independent Non-executive Directors*

Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

In accordance with the provisions of the Company's Articles of Association, The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, Mr. Raymond Tong Kwok Tung and Mr. Thomas Tang Wing Yung will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

## DIRECTORS' INTERESTS

As at 30th June, 2007, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

### (a) Long Positions in Shares of the Company

| Name of Directors | Number of Ordinary Shares | Capacity and Nature of Interest | % of Issued Share Capital |
|---|---|---|---|
| Mr. Robert Ng Chee Siong | 2,802,701 | Beneficial owner of 125,142 shares and spouse interest in 2,677,559 shares | 0.06% |
| The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP | 1,044,095 | Beneficial owner | 0.02% |
| Dr. Allan Zeman, GBS, JP | – | – | – |
| Mr. Adrian David Li Man-kiu | – | – | – |
| Dr. Fu Yuning | – | – | – |
| Mr. Raymond Tong Kwok Tung | – | – | – |
| Mr. Yu Wai Wai | – | – | – |
| Mr. Thomas Tang Wing Yung | – | – | – |
| Mr. Daryl Ng Win Kong | 71,737 | Beneficial owner | ≈0% |

## DIRECTORS' INTERESTS *(Continued)*

**(b) Long Positions in Shares of Associated Corporations**

**(i) Holding Company**

**Tsim Sha Tsui Properties Limited**

| Name of Directors | Number of Ordinary Shares | Capacity and Nature of Interest | % of Issued Share Capital |
|---|---|---|---|
| Mr. Robert Ng Chee Siong | 549,427 | Beneficial owner | 0.03% |
| The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP | 60,000 | Beneficial owner | ≈0% |
| Dr. Allan Zeman, GBS, JP | – | – | – |
| Mr. Adrian David Li Man-kiu | – | – | – |
| Dr. Fu Yuning | – | – | – |
| Mr. Raymond Tong Kwok Tung | – | – | – |
| Mr. Yu Wai Wai | – | – | – |
| Mr. Thomas Tang Wing Yung | – | – | – |
| Mr. Daryl Ng Win Kong | – | – | – |

**(ii) Associated Companies**

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

| Name of Associated Companies | Number of Ordinary Shares | % of Issued Share Capital |
|---|---|---|
| Better Chief Limited | 50 *(Notes 1 & 2)* | 50% |
| Brighton Land Investment Limited | 1,000,002 *(Notes 1 & 3)* | 100% |
| Dramstar Company Limited | 440 *(Notes 1 & 4)* | 44% |
| Empire Funds Limited | 1 *(Notes 1 & 5)* | 50% |
| Erleigh Investment Limited | 110 *(Notes 1 & 5)* | 55% |
| Eternal Honest Finance Company Limited | 1 *(Notes 1 & 5)* | 50% |
| Famous Empire Finance Limited | 5 *(Notes 1 & 6)* | 50% |
| Famous Empire Properties Limited | 5,000 *(Notes 1 & 6)* | 50% |
| Island Resort Estate Management Company Limited | 10 *(Notes 1 & 5)* | 50% |
| Jade Result Limited | 500,000 *(Notes 1 & 5)* | 50% |
| Jumbo Funds Limited | 1 *(Notes 1 & 7)* | 50% |
| Murdoch Investments Inc. | 2 *(Notes 1 & 3)* | 100% |
| Real Maker Development Limited | 20,000 *(Notes 1 & 8)* | 10% |
| Rich Century Investment Limited | 500,000 *(Notes 1 & 5)* | 50% |
| Silver Link Investment Limited | 10 *(Notes 1 & 5)* | 50% |
| Sino Club Limited | 2 *(Note 9)* | 100% |
| Sino Parking Services Limited | 450,000 *(Note 10)* | 50% |
| Sino Real Estate Agency Limited | 50,000 *(Note 10)* | 50% |

**DIRECTORS' INTERESTS** *(Continued)*

**(b) Long Positions in Shares of Associated Corporations** *(Continued)*

**(ii) Associated Companies** *(Continued)*

*Notes:*

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 30th June, 2007, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

## ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year, the following Directors held share interests and/or directorships in companies engaged in businesses which compete or likely to compete, either directly or indirectly, with the businesses of the Group:

Mr. Robert Ng Chee Siong held share interests and directorships and Mr. Daryl Ng Win Kong and Mr. Raymond Tong Kwok Tung held directorships in companies of Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and their respective associates) which engage in businesses of property investment, development and management and/or hotel operation.

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, is an Independent Non-executive Director of Hang Lung Properties Limited, Non-executive Director of HKR International Limited and Hutchison Harbour Ring Limited, which engage in businesses of property investment, development and management and/or hotel operation respectively.

As the Board of Directors of the Company is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

## DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Disclosures" as set out in Note 45 to the financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

## SERVICE CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

## CONNECTED TRANSACTIONS

**(A) Existing Continuing Connected Transactions up to 30th June, 2007**

The Company announced on 2nd November, 2004 that it had entered into agreements on 13th October, 2004 ("Agreements" or individually "Agreement") relating to the following non-exempt continuing connected transactions between the Company or its subsidiaries and the Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and their respective associates) for the three financial years commencing from 1st July, 2004 and ended on 30th June, 2007 with annual caps fixed for each of the years. Particulars of the Agreements together with the total considerations for the year ended 30th June, 2007 are disclosed herein as required under the Listing Rules:

**(a) Building Cleaning Services**

| | |
|---|---|
| Party A: | Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of building cleaning services by Best Result Cleaning Services Limited to properties owned by the Ng Family |
| Terms: | A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin |
| Annual Cap: | HK$23.16 million |
| Total consideration for the year: | HK$18.21 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$15.20 million, 30th June, 2003 of HK$14.00 million and 30th June, 2004 of HK$14.80 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement |

**CONNECTED TRANSACTIONS** *(Continued)*

**(A) Existing Continuing Connected Transactions up to 30th June, 2007** *(Continued)*

**(b) Car Park Management Services**

| | |
|---|---|
| Party A: | The Company |
| Party B: | Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family |
| Nature of transactions: | Provision of parking lot management services by Sino Parking Services Limited to properties of the Group |
| Terms: | A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to the Agreement |
| Annual Cap: | HK$18.36 million |
| Total consideration for the year: | HK$10.79 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$12.60 million, 30th June, 2003 of HK$11.40 million and 30th June, 2004 of HK$11.10 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement |

## CONNECTED TRANSACTIONS *(Continued)*

**(A) Existing Continuing Connected Transactions up to 30th June, 2007** *(Continued)*

**(c) Estate Management and General Administrative Services**

| | |
|---|---|
| Party A: | Sino Estates Management Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of estate management services by Sino Estates Management Limited to certain buildings owned by the Ng Family |
| Terms: | A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the management expenditure as shown in the annual budget of the Ng Family in respect of the properties managed by Sino Estates Management Limited pursuant to the Agreement |
| Annual Cap: | HK$6.29 million |
| Total consideration for the year: | HK$5.87 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$4.27 million, 30th June, 2003 of HK$4.14 million and 30th June, 2004 of HK$4.36 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement |

**CONNECTED TRANSACTIONS**
*(Continued)*

**(A) Existing Continuing Connected Transactions up to 30th June, 2007** *(Continued)*

**(d) Security Guard Services**

| | |
|---|---|
| Party A: | Sino Security Services Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of security guard services by Sino Security Services Limited to buildings owned by the Ng Family |
| Terms: | A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin |
| Annual Cap: | HK$46.47 million |
| Total consideration for the year: | HK$19.70 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$23.20 million, 30th June, 2003 of HK$20.80 million and 30th June, 2004 of HK$24.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement |

**CONNECTED TRANSACTIONS**
*(Continued)*

**(A) Existing Continuing Connected Transactions up to 30th June, 2007**
*(Continued)*

**(e) Lease of Premises**

| | |
|---|---|
| Party A: | The Company |
| Party B: | Ng Family |
| Nature of transactions: | Lease of premises by the Group of properties owned or to be owned by the Ng Family |
| Terms: | A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent or below of the particular premises |
| Annual Cap: | HK$30.79 million |
| Total consideration for the year: | HK$30.68 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$18.80 million, 30th June, 2003 of HK$18.20 million and 30th June, 2004 of HK$19.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement |

The Ng Family is a connected person of the Company and therefore the above transactions constituted continuing connected transactions of the Company pursuant to the Listing Rules.

## CONNECTED TRANSACTIONS *(Continued)*

**(A) Existing Continuing Connected Transactions up to 30th June, 2007** *(Continued)*

The Company is a leading property management services provider, which provides services including building cleaning services, car park management services, estate management services, security guard services and other services. The Directors considered that the above continuing connected transactions were consistent with the business and commercial objectives of the Company and provided a good opportunity to strengthen the footholds of the Company in the provision of property management services in Hong Kong.

During the year, the above continuing connected transactions were carried out within their respective annual caps and have been reviewed by the Directors of the Company (including the Independent Non-executive Directors). The Independent Non-executive Directors have confirmed that during the year, the above continuing connected transactions were all conducted and entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties);

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

**CONNECTED TRANSACTIONS** *(Continued)*

**(B) Renewal of Continuing Connected Transactions**

Reference is made to the continuing connected transactions mentioned in section (A) above. The original agreements have expired on 30th June, 2007 and the continuing connected transactions were carried out upon the terms set out therein. New agreements ("New Agreements" or individually "New Agreement") have been entered into on 28th June, 2007 to continue such continuing connected transactions, with certain amendments made to the previous terms including the scope of the services to be provided, for a term of three years commencing from 1st July, 2007 and ending 30th June, 2010 with annual caps fixed for each of these years. Particulars of the New Agreements are disclosed herein:

**(a) Building Cleaning Services**

| | |
|---|---|
| Party A: | Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of building cleaning services by the Group to properties owned or partly-owned by the Ng Family |
| Consideration: | A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin |
| Annual Cap: | HK$82 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deemed reasonable |

## CONNECTED TRANSACTIONS *(Continued)*

**(B) Renewal of Continuing Connected Transactions** *(Continued)*

**(b) Car Park Management Services**

| | |
|---|---|
| Party A: | Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family |
| Party B: | The Group |
| Nature of transactions: | Provision of car park management services by the Ng Family to properties owned or partly-owned by the Group |
| Consideration: | A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to the Agreement |
| Annual Cap: | HK$20 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable |

## CONNECTED TRANSACTIONS *(Continued)*

**(B) Renewal of Continuing Connected Transactions** *(Continued)*

**(c) Estate Management and General Administrative Services**

| | |
|---|---|
| Party A: | Sino Estates Management Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of estate management, life style services, home maintenance services, courtesy services and general administrative services by the Group to properties owned or partly-owned by the Ng Family |
| Consideration: | A lump sum fee to be agreed between the parties which shall be a fixed sum or determined by reference to a rate of the management expenditure as shown in the annual budget of or actually incurred by the Ng Family in respect to the properties managed by Sino Estates Management Limited pursuant to the New Agreement |
| Annual Cap: | HK$40 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deemed reasonable |

## CONNECTED TRANSACTIONS *(Continued)*

**(B) Renewal of Continuing Connected Transactions** *(Continued)*

**(d) Security Guard Services**

| | |
|---|---|
| Party A: | Sino Security Services Limited, a wholly-owned subsidiary of the Company |
| Party B: | Ng Family |
| Nature of transactions: | Provision of security guard services by the Group to properties owned or partly-owned by the Ng Family |
| Terms: | A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin |
| Annual Cap: | HK$80 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deemed reasonable |

## CONNECTED TRANSACTIONS *(Continued)*

**(B) Renewal of Continuing Connected Transactions** *(Continued)*

**(e) Lease of Premises**

| | |
|---|---|
| Party A: | The Group |
| Party B: | Ng Family |
| Nature of transactions: | Lease of premises by:<br>(a) the Group of properties owned or partly-owned by the Ng Family<br>(b) the Ng Family of properties owned or partly-owned by the Group |
| Terms: | A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent or below of the particular premises |
| Annual Cap: | HK$54 million, comprising<br>(a) lease of premises by the Group – HK$53 million; and<br>(b) lease of premises by the Ng Family – HK$1 million |
| Basis of the Annual Cap: | By reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deemed reasonable |

## CONNECTED TRANSACTIONS *(Continued)*

**(C) Provision of Corporate Guarantees Constituting Connected Transactions of the Company during the Year**

(i) On 5th October, 2006, the Company executed a corporate guarantee (on a several and pari passu basis) in favour of the relevant lenders to secure 25% of the repayment obligations of Wide Harvest Investment Limited (the "Wide Harvest", a company in which the Company and the Ng Family respectively hold 25% and 75% of equity interest) under a loan facility of up to HK$2,500 million. Under the corporate guarantee, the Company would be liable to pay proportionally and severally according to its equity interest in Wide Harvest the amount outstanding under the loan facility upon the default in repayment by Wide Harvest. The loan facility was obtained by Wide Harvest to repay and refinance its existing loan and to provide additional facility for its working capital. The lenders have required the provision of the corporate guarantee as security for the provision of the loan facility to Wide Harvest.

Ng Family is a connected person of the Company by virtue of it being a substantial shareholder of the Company. Wide Harvest is a company which the Ng Family controls 30% or more of the voting rights. Accordingly, it is an associate of the Ng Family and a connected person of the Company under the Listing Rules. The entering into the corporate guarantee by the Company constituted a connected transaction of the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

(ii) On 16th March, 2007, (i) the Company and Boswell Holdings Limited ("Boswell", a company controlled by Ng Family) executed a corporate guarantee in favour of the lender, pursuant to which (inter alia) each of the Company and Boswell guaranteed (on a several, pro rata and pari passu basis) 50% of the obligations of Better Chief Limited ("Better Chief") under a loan facility of up to HK$716 million; and (ii) the Company and Devlin Limited, an indirect wholly-owned subsidiary of Boswell, executed a share mortgage in favour of the lender, pursuant to which (inter alia) each of the Company and Devlin Limited charged all of its shares in Better Chief (in aggregate, representing the total issued share capital of Better Chief) as security for the obligations of Better Chief under the loan facility. Under the corporate guarantee, the Company would be liable to pay proportionally and severally according to its equity interest in Better Chief the amount outstanding under the loan facility upon the default in repayment by Better Chief. The loan facility was obtained by Better Chief to repay and refinance the premium for lease modification and construction costs in respect of a land development project. The corporate guarantee and the share mortgage are entered into by the Company as conditions for the drawdown of the loan facility to Better Chief.

**CONNECTED TRANSACTIONS** *(Continued)*

**(C) Provision of Corporate Guarantees Constituting Connected Transactions of the Company during the Year** *(Continued)*

Ng Family is a connected person of the Company by virtue of it being a substantial shareholder of the Company. Better Chief is a company which the Ng Family controls 30% or more of the voting rights. Accordingly, it is an associate of the Ng Family and a connected person of the Company under the Listing Rules. The entering into the corporate guarantee and share mortgage by the Company constituted a connected transaction of the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

(iii) On 26th June, 2007, (i) the Company and Boswell executed a corporate guarantee in favour of the lenders, pursuant to which (inter alia) the Company and Boswell guaranteed (on a several, pro rata and pari passu basis) 20% and 80% of the obligations of Cheer City Properties Limited ("Cheer City") under a loan facility up to HK$2,800 million; and (ii) Dragon Fortune Limited, an indirect wholly-owned subsidiary of the Company, executed a share charge in favour of the lenders, pursuant to which (inter alia) Dragon Fortune Limited charged shares representing 20% of the issued share capital of Cheer City as security for 20% of the obligations of Cheer City under the loan facility. Under the corporate guarantee, the Company would be liable to pay proportionally and severally according to its equity interest in Cheer City the amount outstanding under the loan facility upon the default in repayment by Cheer City. The loan facility was obtained by Cheer City to repay and refinance its existing club loan facility and to provide general working capital for Cheer City, part of which has been used to repay all the outstanding shareholders' loans provided by the Company and Boswell to Cheer City. The corporate guarantee and the share charge are entered into by the Company and Dragon Fortune Limited respectively as conditions for the drawdown of the loan facility to Cheer City.

Ng Family is a connected person of the Company by virtue of it being a substantial shareholder of the Company. Cheer City is a company which the Ng Family controls 30% or more of the voting rights. Accordingly, it is an associate of the Ng Family and a connected person of the Company under the Listing Rules. The entering into the corporate guarantee and share charge by the Company constituted a connected transaction of the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

Details of other related party transactions are set out in Note 45 to the financial statements.

## SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2007, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

**Long Positions in Shares of the Company**

| Name of Substantial Shareholders | Number of Ordinary Shares | Capacity and Nature of Interest | % of Issued Share Capital |
|---|---|---|---|
| Mr. Ng Teng Fong | 2,523,781,105 *(Notes 1, 5 & 7)* | Beneficial owner of 26,452,923 shares, spouse interest in 3,522,707 shares and interest of controlled corporations in 2,493,805,475 shares | 54.74% |
| Tsim Sha Tsui Properties Limited | 2,430,586,717 *(Notes 1(a), 1(b), 5 & 7)* | Beneficial owner of 1,119,390,068 shares and interest of controlled corporations in 1,311,196,649 shares | 52.72% |

| Name of Other Shareholders | Number of Ordinary Shares | Capacity and Nature of Interest | % of Issued Share Capital |
|---|---|---|---|
| Mr. Chen Din Hwa | 331,252,344 *(Notes 2 & 4)* | Interest of a controlled corporation | 7.18% |
| Ms. Chen Yang Foo Oi | 331,252,344 *(Notes 2, 3 & 4)* | Spouse interest | 7.18% |
| Xing Feng Investments Limited | 331,252,344 *(Notes 2 & 4)* | Interest of a controlled corporation | 7.18% |
| Nice Cheer Investment Limited | 331,252,344 *(Notes 2 & 4)* | Beneficial owner | 7.18% |
| Solid Capital Holdings Limited | 317,644,175 | Security interest in 317,493,931 shares and beneficial owner of 150,244 shares | 6.89% |
| Spangle Investment Limited | 298,842,340 *(Note 5)* | Beneficial owner | 6.48% |
| AllianceBernstein L.P. | 275,418,785 *(Note 6)* | 220,138,475 shares held as investment manager and 55,280,310 shares held by a controlled corporation | 5.97% |
| Ka Fai Land Investment Limited | 261,650,689 *(Note 7)* | Beneficial owner | 5.67% |

## SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

**Long Positions in Shares of the Company** *(Continued)*

*Notes:*

1. *As regards 2,493,805,475 shares held by controlled corporations:*

   (a) *1,119,390,068 shares were held by Tsim Sha Tsui Properties Limited which was 71.75% controlled by Mr. Ng Teng Fong;*

   (b) (i) *34,321,877 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,276,874,772 shares were held through certain other wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 298,842,340 shares held by Spangle Investment Limited (Note 5) and 261,650,689 shares held by Ka Fai Land Investment Limited (Note 7)); and*

   (c) *63,218,758 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 928 shares by Fanlight Investment Limited, 26,589,682 shares by Karaganda Investments Inc., 1,169,857 shares by Orient Creation Limited, 5,550,385 shares by Strathallan Investment Limited, 16,728,946 shares by Strong Investments Limited, 12,891,306 shares by Tamworth Investment Limited and 287,654 shares by Transpire Investment Limited.*

2. *The long position in 331,252,344 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa. The 331,252,344 shares included the lending of 46,000,000 shares.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *298,842,340 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

6. *55,280,310 shares were deemed to be held by AllianceBernstein Corporation of Delaware, a company 100% controlled by AllianceBernstein L.P..*

7. *261,650,689 shares were held by Ka Fai Land Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

## SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

**Long Positions in Shares of the Company** *(Continued)*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 30th June, 2007, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

## DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$1,725,000.

## MAJOR SUPPLIERS AND CUSTOMERS

The aggregate amount of purchases attributable to the Group's five largest suppliers accounted for approximately 80% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 57% of the Group's total purchases.

The percentage of sales attributable to the Group's five largest customers is less than 30% of the Group's total sales for the year.

At no time during the year did the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had an interest in the share capital of any of the Group's five largest suppliers.

## CORPORATE GOVERNANCE

The corporate governance report is set out on pages 27 to 32.

## SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has at all times maintained the prescribed public float under the Listing Rules.

## AUDITOR

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board
**Robert NG Chee Siong**
*Chairman*

Hong Kong, 18th September, 2007

## Completed properties

1. The Cliveden
2. Parc Palais
3. Westin Centre
4. Central Park
5. Far East Finance Centre
6. Cambridge Plaza
7. Dynasty Heights
8. Island Resort
9. Anglers' Bay
10. St. Andrews Place
11. Caldecott Hill
12. Majestic Park
13. Island Harbourview
14. Grand Dynasty View
15. Park Avenue
16. Lincoln Centre
17. Pan Asia Centre
18. Residence Oasis
19. One SilverSea
20. Mount Beacon
21. Vision City

## Properties under development

22. 38 Repulse Bay Road, Rural Building Lot No. 380
23. Yeung Uk Road, Tsuen Wan Town Lot No. 394
24. 53 Conduit Road, The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613
25. Ho Tung Lau (Site A), Shatin Town Lot No. 470
26. One New York, 468 Castle Peak Road, New Kowloon Inland Lot No. 1175-1177
27. Fuk Wing Street and Fuk Wa Street, New Kowloon Inland Lot No. 6425
28. 305 Castle Peak Road, New Kowloon Inland Lot No. 939
29. Junction of Sheung Yuet Road and Wang Chiu Road, New Kowloon Inland Lot No. 6310
30. Kwu Tung, Sheung Shui Lot No. 2596 in DD92
31. Ma Wo, Tai Po, Tai Po Town Lot No. 179
32. KCR Wu Kai Sha Station Development, Shatin Town, Lot No. 530
33. 256 Hennessy Road, Hong Kong Island Lot No. 2769
34. Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11168
35. Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11167
36. Junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon, Kowloon Inland Lot No. 11073
37. No. 1 Broadcast Drive, Kowloon Tong, New Kowloon Inland Lot No. 6374
38. 270-274 Cheung Sha Wan Road, Sham Shui Po, New Kowloon Inland Lot No. 1069, RP
39. Pak Shek Kok, Tai Po Town Lot No. 187
40. Pak Shek Kok, Tai Po Town Lot No. 188


Lok Ma Chau Line
Disneyland Resort Line
Kowloon Southern Line
West Island Line
Mass Transit Railway
KCR – East Rail
KCR – West Rail
Ma On Shan Rail
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3
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## Investment properties

41. Citywalk
42. No. 12, 14, 16 & 18, Hau Wong Road, Kowloon City
43. 20-24 Staunton Street
44. 26 Staunton Street
45. Skyline Tower
46. The Centrium
47. 148 Electric Road
48. Central Plaza
49. Conrad Hong Kong
50. Harbour Centre
51. Hollywood Centre
52. Marina House
53. One Capital Place
54. Pacific Palisades
55. Pacific Plaza
56. Island Resort Mall
57. 25/F United Centre
58. Olympian City 1
59. Olympian City 2
60. The Astrid
61. Cameron Plaza
62. China Hong Kong City
63. Corporation Square
64. Futura Plaza
65. Sunley Centre
66. Westley Square
67. Fullerton Centre
68. Hong Kong Pacific Centre
69. Kwun Tong Harbour Plaza
70. Kwun Tong Plaza
71. Omega Plaza
72. Parmanand House
73. Po Hing Centre
74. Remington Centre
75. Sunshine Plaza Shopping Arcade
76. Tsim Sha Tsui Centre
77. Yau Tong Industrial City
78. Avon Park Shopping Mall
79. Springdale Villas Shopping Arcade
80. Golden Plaza
81. Mansfield Industrial Centre
82. Maritime Bay Shopping Mall
83. Parklane Centre
84. Ping Wui Centre
85. Shatin Galleria
86. Tuen Mun Town Plaza, Phase I
87. The Waterside Shopping Mall
88. 15 Shek O Headland
89. No. 1 Chatham Path, Mid-levels
90. Bayview Park
91. No. 1 Hung To Road
92. Grand Regentville Shopping Arcade
93. Rosedale Gardens Shopping Arcade
94. Oceania Heights Shopping Mall

# COMPLETED PROPERTIES


A
ONE SILVERSEA

**A One SilverSea**
Overlooking Victoria Harbour from the West Kowloon waterfront, One SilverSea captures stunning views across Hong Kong's glittering skyline and majestic harbour. This prestigious development offers 700 residential apartments including penthouses with private pools and all units enjoy generous ceiling heights.

**B The Royal Oaks**
Nestled between the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club, The Royal Oaks consists of 44 luxurious detached grand houses set within a magnificent landscape.

**C Mount Beacon**
Mount Beacon is located in the traditional luxurious residential district of Kowloon Tong, commanding panoramic views towards Kowloon Peninsula and Victoria Harbour. The development offers 22 grand houses and 197 residential apartments built around a lagoon shaped pool, and features a Faberge inspired banquet room.

B



C




D


E


F

**D St. Andrews Place**
This unique low-density development comprises 26 quality detached houses with large landscaped gardens. The houses command magnificent views of both the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club and in close proximity to The Royal Oaks.

**E Vision City**
Located in a well-planned integrated city in Tsuen Wan's popular waterfront, adjacent to landmark hotels, refined office buildings and mega shopping malls, Vision City enjoys convenient access to MTR Tsuen Wan Station and KCR Tsuen Wan West Station. The development provides 1,466 residential flats in five towers on top of a shopping mall.

**F One HoneyLake, Shenzhen, PRC**
Located alongside the scenic Honey Lake in Futian District, Shenzhen, this development comprises 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments.

# PROPERTIES UNDER DEVELOPMENT





**G Hoi Ting Road, West Kowloon**
High above MTR Olympic Station, right at the core of the city's transportation network, these luxurious residential units occupying the vantage point from which to admire the grandeur of Victoria Harbour.

**H Lake W**
Located atop KCR Wu Kai Sha station on the East Rail Extension, the development comprises over 2,000 luxury apartments, a world class resort style clubhouse and enjoys the breathtaking scenic mountain and sea views

**I Kowloon Bay, Kowloon**
Conveniently located near MTR Kowloon Bay station and connected by the East Kowloon Expressway, this prime commercial building is scheduled for completion in 2008.

**J Ho Tung Lau Site**
With spectacular panoramic views of Shing Mun Reservoir, Tolo Harbour and Shatin racecourse, the development will provide over 1,300 apartments with comprehensive clubhouse facilities, this development will be well served by major transport arteries with direct access to KCR Fo Tan Station.

**K Yeung Uk Road site, Tsuen Wan, New Territories**
Located at the hub of the comprehensive transportation networks offering convenient access to MTR Tsuen Wan Station and KCR Tsuen Wan West Station, these low-density residential units are poised to enjoy the riches of well-planned integrated city and spectacular harbour views.


I


K


J

# INVESTMENT PROPERTIES

**L China Hong Kong City**
China Hong Kong City is one of the largest golden glass-clad complexes in the world and among Hong Kong's most prominent commercial complexes. Strategically located on Canton Road, Tsim Sha Tsui – Kowloon's busiest business and tourist district, this massive development includes five office towers with spectacular sea views, a six-storey shopping mall, the Royal Pacific Hotel & Towers, China Ferry Terminal, bus and taxi terminals, and ample car parking facilities. It is also well supported by all major means of public transport and is only a few minutes' walk from the Star Ferry Terminal and MTR Tsim Sha Tsui station.

**M Tuen Mun Town Plaza, Phase I**
Tuen Mun Town Plaza is the largest shopping mall in the Northwest New Territories. A 200,000 sq.ft. expansion of its retail floor area was completed recently with the total retail space increased to one million sq.ft. With 400 diversified shops and restaurants and unique marketing and promotional programmes, Tuen Mun Town Plaza has become the one-stop shopping centre of the New Territories. The renovated shopping mall enjoys full occupancy, generating attractive rental income for the Group.

**N Olympian City 1 & 2**
Being one of the city's most innovative shopping and entertainment complexes, Olympian City 1 and 2 have a combined area of 800,000 sq.ft. with more than 200 shops, over 40 restaurants, and upscale residential developments all right on MTR Tung Chung line. The shopping malls offer a wealth of products and unique services and draw crowds from all walks of life.

**O Island Resort Mall**
Island Resort Mall is Hong Kong's largest waterfront shopping mall, featuring a spacious promenade looking out over Victoria Harbour. Shoppers not only enjoy a diversity of retail shops but are equally enthralled by an array of international cuisines spread within the three-level premise.

**P The Fullerton Singapore and One Fullerton**
Once home to the General Post Office, The Singapore Club and the Chamber of Commerce, The Fullerton Singapore is now a luxury hotel with 400 rooms and suites carefully designed to provide both business and leisure travellers with a sanctuary of calm and comfort in which to retreat and rejuvenate.

The Fullerton Singapore has received several prestigious awards and accolades since it was opened in 2001.

The Fullerton Singapore clinched the eighth highest spot in the Overseas Business Hotels category of the *Condé Nast Traveller* (UK) Ninth Readers' Travel Awards 2006.

The hotel has been voted amongst the world's top in two years, consecutively, having been ranked 8th in the Overseas Leisure Hotels category in 2005.

Voted the third best hotel in the Top Ten Hotels in Asia category in the 17th *Condé Nast Traveller* Annual Readers' Choice Awards Poll.

The Best New Business Hotel in Asia Pacific, for the second year running, in the *Business Traveller* Asia Pacific Awards 2003.

Voted Best New Business Hotel in the World by readers of *Business Traveller* UK/Europe.

The Fullerton Square Project won the Leisure category of FIABCI Prix d'Excellence 2003, the highest honour in the international real estate arena recognising developments of excellence.


L


M



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hygienefocus

O


THE FULLERTON HOTEL

P



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**Q Conrad Hong Kong**
Towering 61 floors above Hong Kong's most prestigious and exclusive shopping and entertainment complex - Pacific Place, Conrad Hong Kong is located within the Central business district and in close proximity to major sites of interest.

The award winning hotel features 513 elegantly appointed rooms and offers business and leisure travellers the optimum in comfort, facilities and service. The property is renowned for spaciousness and breathtaking views of The Peak and the Victoria Harbour.

**R Skyline Tower**
Skyline Tower is the Grade "A" office tower on the northern shores of the Victoria Harbour. Strategically located in the rejuvenating commercial district of Kowloon Bay, the tower offers panoramic sea views and prestigious accommodation. Designed to meet the exacting standards of a competitive market, Skyline Tower represents a new generation of spacious, functional and state-of-the-art buildings. The 39-storey tower offers space ranging from 1,000 sq.ft. to an entire floor measuring more than 28,000 sq.ft.

**S Hong Kong Pacific Centre**
Located on Hankow Road, Kowloon's prime business hub and only a few minutes walk from MTR Tsim Sha Tsui station, the Star Ferry, the China Hong Kong Ferry Terminal and major bus routes. A recent facelift that saw the addition of a modern glass facade and a series of deluxe duplex shops facing Hankow Road has transformed Hong Kong Pacific Centre into a hip retail destination offering well-known brands.

**T Tsim Sha Tsui Centre**
Tsim Sha Tsui Centre was the very first development in Tsim Sha Tsui East. As such, it stands as a tribute to the Sino Group's pioneering spirit. Today, it proudly serves as the Group's headquarters, and remains an important office-cum-retail property.

Tsim Sha Tsui Centre and the adjacent Empire Centre underwent a major facelift recently, with all the waterfront units transformed into a strip of stylish duplex restaurants, turning the twin building into a premier dining destination of Tsim Sha Tsui East.

**U Raffles City Shanghai**
An ultra modern prime office tower ideally located in the busiest central business area of Huangpu District. It offers 1.35 million sq.ft. of retail and office space.

**(1) LAND BANK**

As at 30th June, 2007, Sino Group had 26.5 million square feet of land bank. The Group's land bank consists of a well-diversified portfolio of properties: residential (55%), commercial (28%), industrial (9%), car parks (5%) and hotels (3%). Most of the developments currently under construction are located in popular locations and conveniently served by various modes of transportation, including railway and subway lines. The following tables show the detailed breakdown of the Group's land bank as at 30th June, 2007.

The Group's commercial, industrial buildings, car parks and hotels, namely The Fullerton Singapore and Conrad Hong Kong are held mainly for long-term investment, thereby generating a stable stream of recurrent income for the Group.

**By Status and Usage**

| | Residential | Commercial | Industrial | Car Park | Hotel | Total Area | Percentage |
|---|---|---|---|---|---|---|---|
| | | | *(Gross Floor Area in Square Feet)* | | | | |
| Properties under Development | 13,447,517 | 2,060,728 | 0 | 12,861 | 119,480 | 15,640,586 | 59% |
| Properties for Investment/ Own Use | 265,390 | 5,465,001 | 1,756,226 | 1,445,288 | 631,929 | 9,563,834 | 36% |
| Completed Properties for Sale | 759,161 | 40,738 | 506,480 | 0 | 0 | 1,306,379 | 5% |
| **Total** | **14,472,068** | **7,566,467** | **2,262,706** | **1,458,149** | **751,409** | **26,510,799** | **100%** |
| **Percentage** | **55%** | **28%** | **9%** | **5%** | **3%** | **100%** | |

**By Location and Usage**

| | Residential | Commercial | Industrial | Car Park | Hotel | Total Area | Percentage |
|---|---|---|---|---|---|---|---|
| | | | *(Gross Floor Area in Square Feet)* | | | | |
| New Territories | 4,388,748 | 2,057,650 | 644,007 | 1,000,234 | 0 | 8,090,639 | 31% |
| Kowloon | 1,400,660 | 3,008,537 | 1,618,699 | 391,452 | 0 | 6,419,348 | 24% |
| Hong Kong Island | 304,795 | 1,141,064 | 0 | 53,602 | 165,506 | 1,664,967 | 6% |
| China | 8,377,865 | 1,230,130 | 0 | 12,861 | 38,750 | 9,659,606 | 36% |
| Singapore | 0 | 129,086 | 0 | 0 | 547,153 | 676,239 | 3% |
| **Total** | **14,472,068** | **7,566,467** | **2,262,706** | **1,458,149** | **751,409** | **26,510,799** | **100%** |

**(1) LAND BANK** *(Continued)*

The following chart shows the movement of the land bank of the Group over the last 5 financial years:

**Land Bank – Breakdown by Usage**
**(As at 30th June)**


Million Square Feet
30.0
25.0
20.0
15.0
10.0
5.0
0
18.8
1.6
2.4
5.9
8.2
21.3
1.6
2.4
6.0
10.6
27.8
1.6
2.4
7.0
16.1
27.5
1.4
2.3
7.6
15.5
26.5
1.5
2.3
7.6
14.4
2003
2004
2005
2006
2007
Year
Hotel
Car Park
Industrial
Commercial
Residential

Subsequent to the financial year ended 30th June, 2007, the Group acquired 2 additional plots of land in Cheng Hua District, Chengdu and Jiang Bei District, Chongqing both in Mainland China through land auctions. On completion, these 2 projects will provide a total attributable gross floor area of over 18.6 million square feet. Further to these acquisitions of land in China, the Group acquired Site B of Pak Shek Kok (TPTL 186) in a land auction in Hong Kong for residential development. On completion, the project will yield an additional total of approximately 250,000 square feet of attributable gross floor area. The Group has 35% interest in the project. Including these three new sites, the Group had approximately 45.4 million square feet of total land bank.

**(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR**

**Vision City (100% owned)**
1 Yeung Uk Road, Tsuen Wan, New Territories, Hong Kong

Acquired in July 2002, the development is within a short walking distance from the two major railway arteries, namely MTR Tsuen Wan Station and from Tsuen Wan West Station on KCR West Rail. Vision City is ideally located in a well-planned integrated city in Tsuen Wan's waterfront, adjacent to Tsuen Wan City Hall where performing arts take place, landmark hotels and office buildings. With its unique architectural designed retail mall named Citywalk, the project will redefine the lifestyles of the residents in Tsuen Wan area. The project offers a total of 1,466 residential flats in 5 towers with a total gross floor area of approximately 1.15 million square feet and over 245,000 square feet of retail space. The development was launched to the market in April 2006 with over 80% of the total units sold. This project was completed in March 2007.

**One HoneyLake, Shenzhen, PRC (50% owned)**
Xiangmei Road, Futian District, Shenzhen, PRC

One HoneyLake, a 50/50 joint venture residential project, is located in the prime area alongside the Honey Lake in Futian District, Shenzhen. The land was acquired in April 2004. The development affords a total of 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments. Over 95% of the total units have now been sold.

**Chengdu International Community, Sichuan, PRC (20% owned)**
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

Acquired in 2004, the project is jointly developed with a renowned property company. Upon completion, the development will yield a total of approximately 13 million square feet of gross floor area consisting of over 8,600 residential units, approximately 721,000 square feet of commercial space and approximately 193,000 square feet of hotel. The project is expected to be completed in phases over a few years.

## (3) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTIES COMPLETED IN RECENT YEARS

**One SilverSea (100% owned)**
18 Hoi Fai Road, West Kowloon

A much sought after development at West Kowloon waterfront, One SilverSea commands a panoramic seaview of the Victoria Harbour. The project is only a few minutes walk from the MTR Olympic Station. It provides 700 residential flats and 112,483 square feet of commercial space. Marketing of the project took place in September 2005 and it was very well received with over 89% of the total residential units now sold. Occupation permit was obtained in June 2006.

**Mount Beacon (33.3% owned)**
20 Cornwall Street, Kowloon Tong, Kowloon

The project is located in the most prestigious area of Kowloon Tong and within easy walking distance from the MTR and KCR Kowloon Tong Stations. Mount Beacon commands the breathtaking view of the Victoria Harbour and Kowloon Peninsula, and enjoys easy access to any parts of Hong Kong and Mainland China. The development offers 197 residential apartments and 22 luxurious townhouses with a full range of clubhouse facilities. It was rolled out to market in July 2005 and received good response from the market. Over 93% of all the units have already been sold. The development was completed in April 2006.

**The Royal Oaks (100% owned)**
8 Kam Tsin South Road, Sheung Shui, New Territories

This unique luxurious residential development is adorned with acres of verdant greenery, neighbouring the prestigious Hong Kong Golf Club and Hong Kong Jockey Club Beas River Country Club. The project consists of 44 quality detached houses. The occupation permit of this project was obtained in December 2004. All 44 detached houses have been sold.

**St. Andrews Place (100% owned)**
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories

St. Andrews Place is the epitome of luxury and comfort, offering a legendary neighbourhood of the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club. The 2008 Olympic Equestrian Cross Country Event will be held in the area which is only a few steps from the development. The project comprises 26 quality detached houses, each with individual car-port. Occupation permit was obtained in June 2005. Approximately 40% of all the detached houses have been sold.

**(3) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTIES COMPLETED IN RECENT YEARS** *(Continued)*

**Anglers' Bay (50% owned)**
18 Castle Peak Road, Sham Tseng, New Territories

The development consists of some 248 residential units in 2 towers with a total gross floor area of 177,335 square feet, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge. Marketing of the project started in July 2003 and occupation permit was obtained in October 2004. Virtually all of the units have been sold.

**Caldecott Hill (33.3% owned)**
2 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, consists of 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula. The project, was marketed in March 2004 with over 87% of the units sold. Occupation permit was obtained in November 2004.

**Parc Palais (30% owned)**
18 Wylie Road, King's Park, Kowloon

This luxurious residential project consists of 700 flats and a 3-storey clubhouse/car park podium and is located in King's Park, one of the most sought after residential areas in Kowloon. The development was completed in February 2004 and over 96% of the total number of residential units have already been sold since it was launched onto the market in August 2003.

## (4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES

### DEVELOPMENT PROJECTS IN HONG KONG

**Ho Tung Lau Site (100% owned)**
STTL 470, Shatin, New Territories

The Group was awarded the development rights of Ho Tung Lau from Kowloon-Canton Railway Corporation in November 2002. The site is opposite to Shatin Race course and less than a minute walk from the KCR Fo Tan Station. Upon its completion which is estimated to be in the financial year 2008/2009, the project will yield a total of approximately 1.3 million square feet of residential space providing over 1,300 units in 10 towers and 21,528 square feet of retail space.

**Lake W (100% owned)**
STTL 530, Wu Kai Sha, New Territories

On 24th June, 2005, the Group was awarded the tender by Kowloon-Canton Railway Corporation to develop a 367,601 square feet site atop the KCR Wu Kai Sha Station on the East Rail Extension. Upon completion expected in the financial year 2008/2009, the project will yield a total of 1.8 million square feet of residential space and 43,056 square feet of retail space. It is anticipated that a total of over 2,100 high-quality residential units with special features and design will be built on this project.

**Yeung Uk Road Site (100% owned)**
TWTL 394, Tsuen Wan, New Territories

The Group was awarded the development rights by Urban Renewal Authority to redevelop a site in Yeung Uk Road in Tsuen Wan in April 2004. The development will be well served by a wide range of public transportation including the two railway line KCR West Rail as well as MTR Tsuen Wan Line. Upon completion, this development will offer 288,160 square feet of residential space and 191,568 square feet of retail space. Approximately 270 units will be built on completion. Combining the residential and retail spaces of Vision City project, it will create a shopping hub in the entire centre of Tsuen Wan. Construction is expected to be completed in the financial year 2008/2009.

**(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES** *(Continued)*

**DEVELOPMENT PROJECTS IN HONG KONG** *(Continued)*

**KIL11167 and KIL11168 (50% owned)**
KIL 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Kowloon
KIL 11168, Hoi Ting Road, West Kowloon, Kowloon

On 27th September, 2005, the Group acquired these two plots of contiguous sites nearby the residential and commercial complex of Olympian City in West Kowloon. The Group owns 50% interest in both sites. On completion, estimated to be in the financial year 2009/2010, the projects will yield a total of 1.09 million square feet of gross floor area, of which 86% of the total gross floor area is designated for residential development and the remaining for the development of retail space. Foundation work is under way and the construction of the superstructure will commence soon.

**KIL11073 (45% owned)**
KIL 11073, West Kowloon, Kowloon

The Group acquired this prime site close to MTR Kowloon Station in West Kowloon area at a government land auction in May 2007. Foundation work is expected to begin soon. On completion expected to be in the financial year 2010/2011, a total of 650,678 square feet of gross floor area will be built.

**1 Broadcast Drive (100% owned)**
NKIL 6374, 1 Broadcast Drive, Kowloon Tong, Kowloon

The Group won this project in a land auction in November 2006. The site will be developed into low-density luxurious residential project with a total of 196,592 square feet of gross floor area. Demolition of the existing buildings is under way. Site formation and foundation work will soon commence and completion is expected to be in the financial year 2010/2011.

**Site A Pak Shek Kok (50% owned)**
TPTL 187, Pak Shek Kok, Tai Po, New Territories

Acquired in March 2007, the Group plans to build 345,406 square feet of low-density luxurious residential premises overlooking the Tolo Harbour. The Group has 50% interest in the project. Foundation work will commence soon and completion is estimated to be in the financial year 2009/2010.

**(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES** *(Continued)*

**DEVELOPMENT PROJECTS IN HONG KONG** *(Continued)*

**Site C Pak Shek Kok (25% owned)**
TPTL 188, Pak Shek Kok, Tai Po, New Territories

The development, in which the Group has 25% interest, will consist of 749,788 square feet of premium residential premises. The site was acquired in a government land auction in March 2007. Work on foundation will commence soon and completion is scheduled for the financial year 2009/2010.

**Fuk Wing Street and Fuk Wa Street, Sham Shui Po (100% owned)**
New Kowloon Inland Lot No. 6425, Kowloon

In September 2004, the Group successfully won the joint development contract from Urban Renewal Authority to develop the site at Fuk Wing Street/Fuk Wa Street in Sham Shui Po, which is only a 2-minute walk from the MTR Sham Shui Po Station. On completion, the development will yield a total of 134,043 square feet of gross floor area. The site will be developed for residential and retail purposes. Over 170 units will be built for this project. The project is scheduled for completion in the financial year 2007/2008.

**53 Conduit Road (100% owned)**
The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong Island

In August 2004, the Group successfully won a tender from a private landlord to redevelop this prime residential site. This luxury residential development will yield a total of 64,272 square feet of gross floor area. Construction is expected to be completed in the financial year 2009/2010.

**One New York (100% owned)**
New Kowloon Inland Lot No. 1175 – 1177, Kowloon

In August 2004, the Group entered into a sale and purchase agreement for a site of 6,448 square feet located in Sham Shui Po, Kowloon. The site has been designated for residential and retail developments. The project is only a 5-minute walk from MTR Lai Chi Kok Station. A total of 58,867 square feet of gross floor area with over 130 residential units will be built. The project is expected to be completed in financial year 2007/2008.

## (4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES *(Continued)*

### DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

**305 Castle Peak Road, Sham Shui Po (100% owned)**
NKIL 939, Kowloon

Acquired in October 2004, the site is located in Sham Shui Po area and it is about a 3-minute walk from MTR Cheung Sha Wan Station. The development affords approximately 130 residential units with a total gross floor area of 64,791 square feet. The project is expected for completion in the financial year 2007/2008.

**Ma Wo, Tai Po (100% owned)**
TPTL 179, Tai Po, New Territories

In November 2004, the Group entered into a sale and purchase agreement for a plot of agricultural land of 63,603 square feet in Ma Wo, Tai Po, New Territories. The site will be used for residential development. Modification of the lease has been granted by the HKSAR Government. It is expected that a total of 114,486 square feet of gross floor area will be completed in financial year 2009/2010.

**Site at Cheung Sha Wan Road (100% owned)**
Remaining portion of NKIL 1069, 270 – 274 Cheung Sha Wan Road, Kowloon

The Group won this project through a tender in January 2007. It will have 36,209 square feet of gross floor area consisting of 30,407 residential gross floor area and 5,802 square feet of retail space on completion, which is estimated to be in the financial year 2010/2011.

**Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay (100% owned)**
NKIL 6310, Kowloon Bay, Kowloon

The site was acquired through a land auction on 22nd February, 2005. Conveniently located near MTR Kowloon Bay Station and connected by the East Kowloon Expressway, this commercial building will offer a total of 609,027 square feet of gross floor area upon completion in the financial year 2008/2009. It is anticipated that a mix of office and retail spaces will be built to optimise rental returns.

**(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES** *(Continued)*

**DEVELOPMENT PROJECTS IN HONG KONG** *(Continued)*

**256 Hennessy Road, Wan Chai (100% owned)**
IL 2769, Wan Chai, Hong Kong Island

The site was acquired in December 2004. It is conveniently located in a vibrant business area near MTR Wan Chai Station. The site is designated for commercial development. Upon completion expected in financial year 2007/2008, the building will contain a total of 71,862 square feet of commercial space.

**DEVELOPMENT PROJECTS IN MAINLAND CHINA**

**Project in Zhangzhou, Fujian Province, PRC (100% owned)**
2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC

The site was acquired in June, 2005 with a substantial portion designated for residential development and a minor portion for commercial use. Upon completion which is expected to be by phases and beyond 2010, a total of approximately 5.3 million square feet of gross floor area will be built. Subject to final design and construction plan, it is anticipated that a total of approximately 4,000 residential units will be built.

**New Projects in Chengdu and Chongqing, PRC**

Subsequent to the financial year ended 30th June, 2007, the Group acquired 2 additional plots of land in Cheng Hua District, Chengdu and Jiang Bei District, Chongqing both in Mainland China through land auctions. Set out below are the descriptions of the projects:

**Project in Cheng Hua District, Chengdu (100% owned)**
West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC

The Group acquired a prime site in the Cheng Hua District, eastern side of Chengdu in July 2007 through a land auction. This new project is wholly owned by the Group and it will be developed into a 13.1 million square feet of top-quality residential and commercial multi-purpose complex. It is well connected by local road network. Completion is expected in phases over the next four years.

## (4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES *(Continued)*

### DEVELOPMENT PROJECTS IN MAINLAND CHINA *(Continued)*

**Project in Jiang Bei District, Chongqing (50% owned)**
No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC

The project is located in the prime area Jiang Bei District overlooking the Jia Ling Jiang in Chongqing. It was acquired in July 2007. On completion, the project will yield approximately 11 million square feet of gross floor area. Completion of the project is expected to be in phases over the next four years. The Group has 50% interest in the project.

### DEVELOPMENT PROJECT IN SINGAPORE

**Collyer Quay (100% owned)**
Collyer Quay, Singapore

Acquired in December 2006, Collyer Quay is located in a prestigious waterfront in Marina Bay in Singapore. The site is next to The Fullerton Singapore and One Fullerton retail mall. It is expected to be developed into a distinctive complex that features a boutique hotel together with commercial and entertainment uses. A total of 107,640 square feet of gross floor area will be built upon completion of the construction which is expected to be in the financial year 2009/2010.

**(5) PROPERTIES FOR INVESTMENT/OWN USE**

The Group's properties for investment/own use, including attributable share in associated companies, was approximately 9.6 million square feet as at 30th June, 2007. The portfolio comprises properties of diversified usage:

| **Use** | **Gross Floor Area** (Square feet) | **Percentage** |
|---|---|---|
| Office/Retail | 5,465,001 | 57% |
| Industrial | 1,756,226 | 18% |
| Car parks | 1,445,288 | 15% |
| Hotels | 631,929 | 7% |
| Residential | 265,390 | 3% |
| | **9,563,834** | |

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue reached a new benchmark of HK$1,607 million for the financial year 2006/2007.

**Gross Rental Income**
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)


(HK$ Million)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,110
1,133
1,226
1,400
1,607
2003
2004
2005
2006
2007
Year

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE**

**Tuen Mun Town Plaza, Phase I (100% owned)**
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories, Hong Kong

Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus, the local Light Rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transport system that links the western New Territories. The occupancy rate for the entire retail complex was close to full occupancy throughout the year.

**Olympian City 1 and 2 (30% and 42.5% owned respectively)**
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon, Hong Kong

These two shopping malls are part of the developments which surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. Both Olympian City 1 and 2 shopping malls are inter-connected and linked to the MTR Olympic Station and offer in excess of 650,000 square feet of retail spaces. This development is only 5 minutes from Central and approximately 18 minutes to Hong Kong International Airport on the MTR's Tung Chung Line.

Olympian City 2, with its 3 levels of shopping area, 80,000 square feet of open piazza, a variety choices of retail outlets, a cinema and a bowling alley not only affords the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine in a wide selection of restaurants. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen providing visual entertainment and other information to shoppers. To further enhance pedestrian flow and the popularity of the mall and promote customer loyalty, activities such as stage performance, lucky draw, family oriented events and joint promotions with movie companies and broadcasting media are organised on a regular basis. The mall achieved high occupancy throughout the year.

**Island Resort Mall (40% owned)**
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space over three levels and in excess of 1,200 car parks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange equipped with a state-of-the-art digital electronic information system. Served by different bus companies with more than 20 bus routes, it links popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where one can enjoy the view of the Victoria Harbour. The mall enjoyed high occupancy during the financial year 2006/2007.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**Tsim Sha Tsui Centre (45% owned)**
Salisbury Road, Tsim Sha Tsui East, Kowloon, Hong Kong

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building is a popular choice for trading and manufacturing companies requiring office space. The completion of East Tsim Sha Tsui Extension on the KCR East Rail and Tsim Sha Tsui Promenade Beautification Scheme has been instrumental in bringing in more shoppers' traffic into the area. The recently opened bus terminus, which is approximately a minute walk from Tsim Sha Tsui Centre, will further boost traffic flow to the area as well. The occupancy rate for this property was high during the financial year 2006/2007.

**Hong Kong Pacific Centre (100% owned)**
28 Hankow Road, Tsim Sha Tsui, Kowloon, Hong Kong

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road. The building enjoyed high occupancy during the financial year 2006/2007.

**China Hong Kong City (25% owned)**
33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

China Hong Kong City, a development of approximately 2.6 million square feet incorporating retail, offices, hotel, traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to it's being recognised as the 'Golden Gateway to China'. With a continued expansion in traffic between Hong Kong and China's coastal cities (including Macau), the pedestrian flow in the complex is enjoying encouraging growth, underpinning good business opportunities for office tenants, the retail tenants and hotel operation. The new retail ambience will reflect contemporary European style and inspiration. This new architectural design and finishes, coupled with a new and exciting retail mix, promises a new shopping experience for visitors, commuters and shoppers. With this facelift, pedestrian flow recorded strong growth and occupancy rate was high during the financial year under review.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**Oceania Heights (100% owned)**
2 Hoi Chu Road, Tuen Mun, New Territories, Hong Kong

Located in one of the fastest growing new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means including KCR West Rail. The existing local Light Rail system provides a convenient link with new towns within North West New Territories. The site is well served by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. All the 544 residential units have been sold. The occupation permit of the project was obtained in September 2004. The 29,082 square feet of retail space have been retained as rental property providing good rental to the Group. Occupancy rate for the financial year under review was good.

**The Fullerton Singapore and One Fullerton (100% owned)**
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Financial and Business District and on the seafront. Re-developed into a prestigious, world-class, 5-star deluxe hotel with 400 rooms and suites and linked by a subway with its adjacent commercial complex on the seafront, the project was completed in December 2000. During the financial year 2006/2007, a strong growth in the average room rate was recorded mainly due to rising business activities and tourist arrivals.

The hotel has received a number of awards in recognition of its quality of service as well as architectural design and concept. Awards received include the world's top hotels in the 12th Annual Travel + Leisure World's Best Awards, 'The Best Hotel in Singapore' awarded by *Condé Nast Traveller* in January 2007, *Condé Nast Traveller* Readers' Choice Awards (2006) – 'The Best Hotel in Asia', Awards of Excellence by *Urban Land Institute (2004)*, FIABCI Prix d'Excellence under the Leisure Category Winner (2003), Urban Redevelopment Authority Architectural Heritage Award 2001 and the Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category). In terms of quality of service, the hotel was ranked 2nd in the 'Best Hotel in Singapore (2005)' by Finance Asia Business Travel Poll Awards. It was on the Condé Nast Traveler Gold List (2005) and was awarded the eighth in Condé Nast Traveller (UK) Readers' Travel Awards – Overseas Leisure Hotels, Asia & the Indian Subcontinent, the third in Condé Nast Traveler Readers' Choice Awards Top Ten Hotels, Asia Category in 2004. It was voted as one of the World's Best Hotels by Institutional Investor and bestowed SPRING Singapore (Standards, Productivity and Innovation Board) Singapore Service Class Award in 2004.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**Conrad Hong Kong (30% owned)**
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region.

During the financial year 2006/2007, Conrad Hong Kong achieved positive growth in both room sales and average room rate mainly attributable to a continuing economic prosperity in the Asia Pacific region, rising trade activities, increasing Chinese travellers and the promotional campaign carried out by the HKSAR Government. With all its guest rooms renovated, the hotel is well positioned to gain.

In the financial year 2006/2007, the hotel was awarded 'Readers Choice World's Best Hotels Award' by *Condé Nast Traveller*, ' T+L 500 World's Best Hotels' by *Travel + Leisure* and 'Top Hotels in Asia Pacific' by *Asian Legal Business*.

**Central Plaza (10% owned)**
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia and the tallest reinforced concrete building in the world. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy was good during the financial year 2006/2007.

**Skyline Tower (50% owned)**
39 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong

This office redevelopment project located next to the East Kowloon Expressway and is about an 8-minute walk from the MTR Kowloon Bay Station. The project was completed in November 2003, providing a total attributable gross floor area of 413,915 square feet. It has achieved high occupancy with favourable rental in the financial year 2006/2007.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**The Centrium (70% owned)**
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular restaurants nearby. The building was close to full occupancy during the financial year 2006/2007.

**Futura Plaza (100% owned)**
111-113 How Ming Street, Kwun Tong, Hong Kong

This 26-storey building located in Kwun Tong is approximately 3-minute walk from the MTR Kwun Tong Station. The property has been converted its usage from industrial to office building. The project was completed in November 2001 and achieved full occupancy during the financial year 2006/2007.

**148 Electric Road (100% owned)**
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The project enjoyed high occupancy during the financial year 2006/2007.

**Pacific Plaza (100% owned)**
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and incorporates a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet gross floor area of space and a 32,500 square feet shopping podium. The occupancy rate was good during the financial year 2006/2007.

**Omega Plaza (100% owned)**
32 Dundas Street, Kowloon, Hong Kong

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium. The occupancy rate was good during the financial year 2006/2007.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**One Capital Place (100% owned)**
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained good occupancy during the financial year 2006/2007.

**Cameron Plaza (100% owned)**
23 Cameron Road, Tsim Sha Tsui, Kowloon, Hong Kong

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoy high occupancy during the financial year 2006/2007.

**Marina House (100% owned)**
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping podium and a basement car-park. The building has maintained good occupancy during the financial year 2006/2007.

**Sunley Centre (100% owned)**
9 Wing Yin Street, Tsuen Wan, New Territories, Hong Kong

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property recorded high occupancy during the financial year 2006/2007.

**Commercial Parts of Rosedale Gardens (100% owned)**
133 Castle Peak Road, Tuen Mun, New Territories, Hong Kong

Acquired in May 2005, the commercial parts of Rosedale Gardens comprise two-level shopping arcade of approximately 35,000 square feet and 38 carparking spaces. It is conveniently located near KCR Light Rail's Ho Fuk Tong Station. The occupancy rate for this retail property was satisfactory during the financial year 2006/2007.

**(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

**Raffles City Shanghai (22% owned)**

Plot 105 A & B, 228 Xizang Road, Central, Huangpu District, Shanghai, PRC

The building is jointly developed by several international property developers. The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The project was completed in October 2003, yielding a total of 1.35 million square feet of gross floor area. The retail precinct is fully occupied whereas the office space enjoyed high occupancy for the financial year ended 30th June, 2007.

**(7) CORPORATE AFFAIRS**

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks, research analysts and investors. The Corporate Finance Department have used various channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino.com) to disseminate information on the Group's latest developments. During the financial year 2006/2007, we have participated in a total of 20 investor conferences and non-deal roadshows.

| Date | Type | Region/Country/City | Organiser |
|---|---|---|---|
| Jul-06 | Non-deal roadshow | Tokyo and Singapore | DBS Vickers |
| Sep-06 | Non-deal roadshow | Hong Kong | JP Morgan/Deutsche Bank |
| Sep-06 | Non-deal roadshow | Hong Kong | Goldman Sachs |
| Sep-06 | Non-deal roadshow and Conference | United States | JP Morgan |
| Oct-06 | Non-deal roadshow | Europe | Goldman Sachs |
| Nov-06 | Non-deal roadshow and Conference | Singapore | Morgan Stanley |
| Nov-06 | Non-deal roadshow | Tokyo and Sydney | UBS |
| Nov-06 | Conference | Hong Kong | Euromoney |
| Jan-07 | Non-deal roadshow | Europe | Deutsche Bank |
| Jan-07 | Non-deal roadshow | United States | Goldman Sachs |
| Mar-07 | Non-deal roadshow | United States | Lehman Brothers |
| Apr-07 | Non-deal roadshow | Hong Kong | BNP |
| Apr-07 | Non-deal roadshow | Singapore | DBS Vickers |
| May-07 | Conference | Hong Kong | Deutsche Bank |
| Jun-07 | Non-deal roadshow | Europe | UBS |
| Jun-07 | Conference | London | UBS |
| Jun-07 | Conference | Hong Kong | Morgan Stanley |
| Jun-07 | Conference | Hong Kong | JP Morgan |

**(7) CORPORATE AFFAIRS** *(Continued)*

The Group won the Corporate Governance Asia Annual Recognition Awards 2007 by Corporate Governance Asia earlier this year. Management would like to thank everyone who nominated Sino Land for this year's award. The encouragement and support from investment and finance professionals will continue to motivate management to further improve the quality of the products and services.

Sino Land is one of the constituent stocks in the Hang Seng Index as well as Hang Seng Property Index.

Sino Club, establish in July 1997, has now grown to a membership base of approximately 62,000 members. With a view to bridging the gap and fostering good relationship between the Group and its customers including owners, residents and tenants of its properties, as well as the general public, Sino Club serves as an important communication channel of the Group by dispatching its news and offering value-added privileges for the products and services of the various business arms of the Group together with a wide array of complimentary lifestyle and community activities to its members on a regular basis through newsletter, website and email, etc.

Efforts have also been put into focusing more on web-based channels of communication to help save paper. Members are offered a wide range of shopping and hospitality incentives at the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of its most important management objectives, and an integral part of building professionalism and integrity and maintaining excellence in service quality. During the year, the Group organised various types of training programmes for its employees to further enhance staff development and productivity. The Group arranges a broad range of seminars and training in customer service, language, environmental conservation and information technology to broaden the knowledge, skill and ultimately the quality of service provided by it's employees. The Group takes advantage of the many different channels of communication available, including the Internet and internal computer network facilities to promote the exchange of information and improve efficiency.

**(8) EMPLOYEE PROGRAMME**

Human capital is one of the most important assets of the Group. As at 30th June, 2007, the Group employed approximately 7,800 staff. During the financial year 2006/2007, the Group held various internal and external training programmes for its employees designed, inter alia, to raise yet higher the standard of service, promote staff's awareness of the need to first understand the varying needs of their customers better to provide them with quality care and service. Language proficiency, professional knowledge, management know-how, corporate governance, productivity and efficiency are all areas that are addressed by various programmes and seminars.

Courses are organised to improve language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation. Office administration, property management and project management as well as knowledge in relation to corporate governance are also high on the training agenda.

Our mission is to be recognised as the Group that consistently provides Hong Kong with the very best in products and service and, ultimately, to make the Group the 'The Preferred Choice for Customers, Investors and Employees'.

New courses will continually be developed to meet corporate and specific career planning needs. During the year, a number of new courses or seminars were introduced, comprising seminars on the new code of corporate governance, issues in relation to connected transactions and notifiable transactions and code for dealing in the company's securities by relevant employees to enable all the key and relevant staff to better understand the issues involved.

As the economic and social ties between Mainland China and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff members, in particular those in front-line positions, must uphold meticulous standards in customer service.

The Group has always laid particular emphasis on promoting good teamwork as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the financial year 2006/2007, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

**(9) PROPERTY MANAGEMENT**

Complementing the Group's property development and leasing operations is its fully integrated property management division consisting of Sino Estates Management Limited (SEML), Sino Security Services Limited, Best Result Cleaning Services Limited and Sino Parking Services Limited. The company's property management division currently manages approximately 180 projects with an aggregate floor area in excess of 50 million square feet.

Delivering high-quality customer service has long been one of the Sino Land's key business objectives. Sino Land will continue to make improvements in its quality of service aimed at enhancing both customer satisfaction and the value of its properties.

During the financial year 2006/2007, the Group established several training programmes, in addition to regular training. The programmes covered all aspects of property management with a focus on building a team of all-rounded professionals. A number of programmes were rolled out during the financial year under review and they included:

- Sino Property Management Academy offering a series of comprehensive training for the new staff so that they can provide the required standards of service to our customers

- Sino Maintenance Academy providing training for technical staff so that they can be equipped with the necessary knowledge and skills in various aspects of the maintenance services

- Sino Security Academy providing security related training to staff including management training so as to enhance the awareness of the staff at all levels in terms of security control and to supervisory staff in terms of management skills

- Sino 5-star Service Academy affording training mainly to front-line staff to ensure that they serve customers with care and always think what our customers need

Management continues to focus on the need for excellent communication and to this end actively encourages staff to attend the various language courses provided by the Group and upgrade the existing communication system and channels to ensure information and instructions can be cascaded down to all relevant levels of staff; good and constructive ideas and suggestions for further improvement in quality of service can be passed to senior executives effectively.

**(9) PROPERTY MANAGEMENT** *(Continued)*

To cope with the Group's expansion of its property management operations and to meet customers' expectations of quality service and lifestyle environments, the Group will continue to review, and where necessary upgrade, its services to achieve even higher standards of property management services.

During the financial year under review, SEML received a number of awards for service, energy saving, environmental protection and quality management from sources including government departments, professional organisations and community bodies. With its active participation in charitable events, SEML was again awarded the 2006/07 Caring Company Logo by the Hong Kong Council of Social Services.

SEML has identified the importance of energy saving for environmental protection and cost saving for the customers. Considerable efforts have been made in four main areas namely lighting, electrical appliances or equipment, air conditioning and lift and escalator. As of 30th June, 2007, a total of 55 buildings under the management of SEML have received certification in efficient energy management.

During the financial year ended 30th June, 2007, thirty-one properties under the management of SEML were granted various awards in organised the regional Quality Building Management and Cleaning Competitions organized by various District Councils. SEML will continue to satisfy the customer needs of premium living and superior lifestyle.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, won five Champions and one Annual Award in the financial year 2006/2007: Champion in KCRC Station Cleaning Award in the Third Quarter of 2006, Champion in KCRC Station Cleaning Competition for the First Quarter of 2007, Champion in MTRC Annual Best Cleaning Contractors Award, Champion in NT North Clearing Competition, Champion in Kwun Tong Cleaning Competition, and Annual Award in KCRC East Rail Station Cleaning Award 2006.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, received a number of awards from the Hong Kong Police Force and various District Fight Crime Committees in the financial year 2006/07 in recognition of its outstanding quality of security services and high standards of performance of its security staff. These include two Best Security Awards in the West Kowloon Best Security Service Award, twenty-two Outstanding Certificates for security guards in the Eastern District Outstanding Security Guard Award, four Outstanding Awards for security guards in the Best Security Guard Award of NT North Region 2006 and one Best Security Award for a security guard in the Tuen Mun district Best Security Guard Award.

**(9) PROPERTY MANAGEMENT** *(Continued)*

The Group will through its property management division continue to explore new business opportunities and widen the scope of their business activities to enhance shareholders' value.

**(10) SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES**

A committed corporate citizen, the Group's Community Care Committee, Volunteer Team and Sino Club have initiated and organised various art and cultural activities, community services and green events over the years.

With a vision of building a caring society, the Group sponsors different charitable events and encourages staff members and managed property residents to participate in community initiatives to help the needy. The Group's keen involvement in voluntary and community services earned it the Caring Company Logo awarded by the Hong Kong Council of Social Service for four consecutive years from 2003 to 2007.

To promote environmental conservation, the Group worked with the Green Student Council to organise a 'No Plastic Bag Day' in Olympian City. Joining hands with the Friends of the Earth (FoE), the Group participated in the "Corporate Afforestation at Tai Lam Country Park 2007" to plant 10,000 seedlings in one year and support management and maintenance work for three years. Further, to promote healthy environmentally-conscious lifestyles, the Group and Hong Kong Organic Country co-organised Organic Farm Guided Tours for 4,000 students.

The Group has a strong interest in supporting local arts and cultural programmes. Its "Art.in.HK" project is open to all art organisations and artists. To these, "Art.in.HK" provides such support as free venues, exhibition organisation, promotion and event management. Programmes supported include the prestigious "New Face of Ink Painting – Modern Ink Painting Group Exhibition and Symposium", "Influential People Marking the Tenth Anniversary of the Handover – Papercutting Arts Exhibition by Lu Xue" among many others. In addition, the Group has supported many dramatic and musical productions including "Shaolin in the Wind", the Moscow Philharmonic Orchestra and "The Wizard of Oz" by HKAPA Summer Musical School. The company also helped the Asia Art Archive and the Opera Hong Kong establish permanent headquarters.

# INDEPENDENT AUDITOR'S REPORT

**Deloitte.**
**德勤**

**TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED**
**信和置業有限公司**
*(incorporated in Hong Kong with limited liability)*

We have audited the consolidated financial statements of Sino Land Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 93 to 163, which comprise the Group's and Company's balance sheets as at 30th June, 2007 and the Group's consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

## DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Companies Ordinance. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Group's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Companies Ordinance.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong, 18th September, 2007

# CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2007

| | NOTES | 2007 HK$ | 2006 HK$ (as restated) |
|---|---|---|---|
| Turnover | 7 | **7,532,059,672** | 8,328,333,552 |
| Cost of sales | | **(2,416,363,615)** | (2,426,176,996) |
| Direct expenses | | **(1,268,109,767)** | (848,586,978) |
| Gross profit | | **3,847,586,290** | 5,053,569,578 |
| Increase in fair value of investment properties | | **2,415,946,051** | 1,198,027,120 |
| Other income | | **110,796,328** | 64,201,338 |
| Gain arising from change in fair value of trading securities | | **210,721,458** | 86,327,063 |
| Gain (loss) on disposal of available-for-sale investments | | **30,762,867** | (919,261) |
| Administrative expenses | | **(522,359,440)** | (456,310,491) |
| Finance income | 9 | **398,105,608** | 233,843,224 |
| Finance costs | 10 | **(495,816,991)** | (434,299,262) |
| Net finance costs | | **(97,711,383)** | (200,456,038) |
| Share of results of associates | 11 | **1,313,707,497** | 1,270,014,335 |
| Profit before taxation | 12 | **7,309,449,668** | 7,014,453,644 |
| Income tax expense | 15 | **(888,225,872)** | (963,377,068) |
| Profit for the year | | **6,421,223,796** | 6,051,076,576 |
| Attributable to: | | | |
| Equity holders of the Company | | **6,267,284,721** | 6,017,801,108 |
| Minority interests | | **153,939,075** | 33,275,468 |
| | | **6,421,223,796** | 6,051,076,576 |
| Dividends | 16 | **1,739,229,485** | 856,440,877 |
| Earnings per share | 17 | | |
| Basic | | **139.61 cents** | 139.63 cents |
| Diluted | | **136.84 cents** | 133.06 cents |

# BALANCE SHEETS

At 30th June, 2007

| | NOTES | THE COMPANY 2007 HK$ | THE COMPANY 2006 HK$ (as restated) | THE GROUP 2007 HK$ | THE GROUP 2006 HK$ (as restated) |
|---|---|---|---|---|---|
| Non-current assets | | | | | |
| Investment properties | 18 | – | – | **23,806,439,783** | 20,663,840,276 |
| Hotel property | 19 | – | – | **850,461,498** | 820,861,230 |
| Property, plant and equipment | 20 | – | – | **72,144,056** | 67,288,392 |
| Prepaid lease payments – non-current | 21 | – | – | **416,779,569** | 402,334,101 |
| Investments in subsidiaries | 22 | **82,923,371** | 51,660,395 | – | – |
| Advance to a subsidiary | 22 | **3,371,303,490** | 6,130,200,000 | – | – |
| Interests in associates | 23 | **518,711,342** | 516,092,342 | **5,599,607,915** | 4,911,549,151 |
| Available-for-sale investments | 24 | **1,118,034,202** | 965,274,845 | **3,414,324,906** | 3,089,496,220 |
| Advances to associates | 23 | – | – | **9,261,568,181** | 8,122,751,555 |
| Advances to investee companies | 26 | – | – | **12,366,708** | 16,232,009 |
| Long-term loans receivable | 27 | – | – | **75,118,429** | 181,444,485 |
| | | **5,090,972,405** | 7,663,227,582 | **43,508,811,045** | 38,275,797,419 |
| Current assets | | | | | |
| Properties under development | | – | – | **17,757,888,770** | 15,423,272,565 |
| Stocks of unsold properties | | – | – | **1,992,746,887** | 2,208,033,690 |
| Hotel inventories | | – | – | **22,755,854** | 22,183,233 |
| Prepaid lease payments – current | 21 | – | – | **4,709,375** | 4,495,355 |
| Trading securities | 25 | **869,004,738** | 658,829,550 | **872,076,738** | 661,354,050 |
| Amounts due from subsidiaries | 22 | **27,890,891,244** | 20,543,562,910 | – | – |
| Amounts due from associates | 23 | **6,385,720** | 12,785,283 | **894,873,993** | 898,869,248 |
| Accounts and other receivables | 28 | **4,784,892** | 5,695,269 | **4,004,902,347** | 6,230,059,015 |
| Current portion of long-term loans receivable | 27 | – | – | **5,722,685** | 8,474,210 |
| Taxation recoverable | | – | – | **236,398,141** | 239,375,867 |
| Restricted bank deposits | 29 | – | – | **284,039,563** | 259,592,141 |
| Time deposits, bank balances and cash | 29 | **975,439** | 614,090 | **3,132,325,533** | 2,972,714,890 |
| | | **28,772,042,033** | 21,221,487,102 | **29,208,439,886** | 28,928,424,264 |
| Current liabilities | | | | | |
| Accounts and other payables | 30 | **4,532,313** | 4,676,859 | **3,035,004,658** | 3,104,271,846 |
| Amounts due to associates | 23 | **45,833,261** | 48,181,161 | **761,968,910** | 220,601,970 |
| Taxation payable | | **47,828,223** | 34,500,000 | **1,152,048,842** | 909,913,711 |
| Current portion of long-term bank loans | 31 | – | – | **319,078,313** | 411,826,470 |
| Bank loans | 31 | | | | |
| – secured | | – | 4,564,000 | **2,712,002,542** | 1,998,942,600 |
| – unsecured | | – | – | **744,794,539** | 1,100,000,000 |
| Secured other loans | 32 | – | – | – | 17,413,760 |
| Financial guarantee contracts – current | | **3,352,581** | 2,749,253 | **3,352,581** | 2,749,253 |
| | | **101,546,378** | 94,671,273 | **8,728,250,385** | 7,765,719,610 |
| Net current assets | | **28,670,495,655** | 21,126,815,829 | **20,480,189,501** | 21,162,704,654 |
| Total assets less current liabilities | | **33,761,468,060** | 28,790,043,411 | **63,989,000,546** | 59,438,502,073 |

At 30th June, 2007

| | NOTES | THE COMPANY 2007 HK$ | THE COMPANY 2006 HK$ (as restated) | THE GROUP 2007 HK$ | THE GROUP 2006 HK$ (as restated) |
|---|---|---|---|---|---|
| Capital and reserves | | | | | |
| Share capital | 34 | **4,610,386,667** | 4,303,699,473 | **4,610,386,667** | 4,303,699,473 |
| Share premium and reserves | 35 | **29,145,067,736** | 24,480,571,625 | **42,970,489,278** | 35,442,627,530 |
| Equity attributable to equity holders of the Company | | **33,755,454,403** | 28,784,271,098 | **47,580,875,945** | 39,746,327,003 |
| Minority interests | | **–** | – | **184,850,571** | 39,711,496 |
| Total equity | | **33,755,454,403** | 28,784,271,098 | **47,765,726,516** | 39,786,038,499 |
| Non-current liabilities | | | | | |
| Long-term bank borrowings – due after one year | 31 | **–** | – | **11,765,284,860** | 13,365,819,870 |
| Convertible bonds | 33 | **–** | – | **–** | 2,221,745,487 |
| Financial guarantee contracts – non-current | | **6,013,657** | 5,772,313 | **6,013,657** | 5,772,313 |
| Deferred taxation | 36 | **–** | – | **2,241,875,746** | 1,885,620,255 |
| Advances from associates | 37 | **–** | – | **1,985,645,708** | 1,928,166,722 |
| Advances from minority shareholders | 38 | **–** | – | **224,454,059** | 245,338,927 |
| | | **6,013,657** | 5,772,313 | **16,223,274,030** | 19,652,463,574 |
| | | **33,761,468,060** | 28,790,043,411 | **63,989,000,546** | 59,438,502,073 |

The financial statements on pages 93 to 163 were approved and authorised for issue by the Board of Directors on 18th September, 2007 and are signed on its behalf by:

**Robert NG Chee Siong**
*Chairman*

**Thomas TANG Wing Yung**
*Director*

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2007

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital *HK$* | Share premium *HK$* | Capital redemption reserve *HK$* | Recognition of equity component of convertible bonds *HK$* | Investment revaluation reserve *HK$* | Exchange reserve *HK$* | Retained profits *HK$* | Total *HK$* | Minority interests *HK$* | Total *HK$* |
| At 1st July, 2005 | 4,348,057,662 | 11,080,547,676 | 192,050,000 | 182,663,817 | 192,369,410 | (10,381,959) | 18,726,418,037 | 34,711,724,643 | 27,236,028 | 34,738,960,671 |
| Gain on fair value changes of available-for-sale investments | - | - | - | - | 275,434,215 | - | - | 275,434,215 | - | 275,434,215 |
| Exchange differences arising on translation of operations outside Hong Kong | - | - | - | - | - | 91,990,781 | - | 91,990,781 | - | 91,990,781 |
| Income recognised directly in equity | - | - | - | - | 275,434,215 | 91,990,781 | - | 367,424,996 | - | 367,424,996 |
| Profit for the year – as restated | - | - | - | - | - | - | 6,017,801,108 | 6,017,801,108 | 33,275,468 | 6,051,076,576 |
| Revaluation reserves released on disposal | - | - | - | - | 730,058 | - | - | 730,058 | - | 730,058 |
| Total recognised income for the year | - | - | - | - | 276,164,273 | 91,990,781 | 6,017,801,108 | 6,385,956,162 | 33,275,468 | 6,419,231,630 |
| Shares issued in lieu of cash dividends | 77,073,444 | - | - | - | - | - | - | 77,073,444 | - | 77,073,444 |
| Premium on issue of shares upon scrip dividends | - | 669,574,617 | - | - | - | - | - | 669,574,617 | - | 669,574,617 |
| Shares issue expenses | - | (90,000) | - | - | - | - | - | (90,000) | - | (90,000) |
| Cancellation upon repurchase of own shares | (131,888,000) | - | 131,888,000 | - | - | - | (1,330,323,360) | (1,330,323,360) | - | (1,330,323,360) |
| Issue of shares upon conversion of convertible bonds | 10,456,367 | 86,938,917 | - | (8,542,910) | - | - | - | 88,852,374 | - | 88,852,374 |
| Dividends paid to minority shareholders | - | - | - | - | - | - | - | - | (20,800,000) | (20,800,000) |
| Final dividend – 2005 | - | - | - | - | - | - | (491,050,421) | (491,050,421) | - | (491,050,421) |
| Interim dividend – 2006 | - | - | - | - | - | - | (365,390,456) | (365,390,456) | - | (365,390,456) |

For the year ended 30th June, 2007

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$ | Share premium HK$ | Capital redemption reserve HK$ | Recognition of equity component of convertible bonds HK$ | Investment revaluation reserve HK$ | Exchange reserve HK$ | Retained profits HK$ | Total HK$ | Minority interests HK$ | Total HK$ |
| At 30th June, 2006 – as restated | 4,303,699,473 | 11,836,971,210 | 323,938,000 | 174,120,907 | 468,533,683 | 81,608,822 | 22,557,454,908 | 39,746,327,003 | 39,711,496 | 39,786,038,499 |
| Gain on fair value changes of available-for-sale investments | - | - | - | - | 367,068,054 | - | - | 367,068,054 | - | 367,068,054 |
| Exchange differences arising on translation of operations outside Hong Kong | - | - | - | - | - | 62,140,846 | - | 62,140,846 | - | 62,140,846 |
| Income recognised directly in equity | - | - | - | - | 367,068,054 | 62,140,846 | - | 429,208,900 | - | 429,208,900 |
| Profit for the year | - | - | - | - | - | - | 6,267,284,721 | 6,267,284,721 | 153,939,075 | 6,421,223,796 |
| Revaluation reserve released on disposal | - | - | - | - | (27,732,037) | - | - | (27,732,037) | - | (27,732,037) |
| Total recognised income for the year | - | - | - | - | 339,336,017 | 62,140,846 | 6,267,284,721 | 6,668,761,584 | 153,939,075 | 6,822,700,659 |
| Issue of shares in lieu of cash dividends | 89,247,550 | - | - | - | - | - | - | 89,247,550 | - | 89,247,550 |
| Premium on issue of shares upon scrip dividends | - | 1,269,526,439 | - | - | - | - | - | 1,269,526,439 | - | 1,269,526,439 |
| Share issue expenses | - | (627,698) | - | - | - | - | - | (627,698) | - | (627,698) |
| Cancellation upon repurchase of own shares | (44,020,000) | - | 44,020,000 | - | - | - | (733,975,785) | (733,975,785) | - | (733,975,785) |
| Issue of shares upon conversion of convertible bonds | 261,459,644 | 2,193,507,600 | - | (212,867,777) | - | - | - | 2,242,099,467 | - | 2,242,099,467 |
| Reversal of deferred taxation on conversion of convertible bonds | - | - | - | 38,746,870 | - | - | - | 38,746,870 | - | 38,746,870 |
| Dividend paid to minority shareholders | - | - | - | - | - | - | - | - | (8,800,000) | (8,800,000) |
| Final dividend – 2006 | - | - | - | - | - | - | (1,347,557,347) | (1,347,557,347) | - | (1,347,557,347) |
| Interim dividend – 2007 | - | - | - | - | - | - | (391,672,138) | (391,672,138) | - | (391,672,138) |
| **At 30th June, 2007** | **4,610,386,667** | **15,299,377,551** | **367,958,000** | **-** | **807,869,700** | **143,749,668** | **26,351,534,359** | **47,580,875,945** | **184,850,571** | **47,765,726,516** |

*Note: At 30th June, 2007, retained profits in the sum of HK$2,210,636,980 (2006: HK$1,888,549,333) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.*

# CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2007

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| OPERATING ACTIVITIES | | |
| Profit before taxation | **7,309,449,668** | 7,014,453,644 |
| Adjustments for: | | |
| Finance costs | **495,816,991** | 434,299,262 |
| Depreciation | **25,706,664** | 27,005,816 |
| Release of prepaid lease payments | **4,602,365** | 4,370,279 |
| (Profit) loss on disposal of available-for-sale investments | **(30,762,867)** | 919,261 |
| Loss on disposal of property, plant and equipment | **11,592** | 241,226 |
| Share of results of associates | **(1,313,707,497)** | (1,270,014,335) |
| Increase in fair value of investment properties | **(2,415,946,051)** | (1,198,027,120) |
| Finance income | **(398,105,608)** | (233,843,224) |
| Gain arising from change in fair value of trading securities | **(210,721,458)** | (86,327,063) |
| Loss (profit) on disposal of investment properties | **911,315** | (240,026) |
| Impairment loss reversed in respect of loan receivable | **(436,467)** | (7,414,158) |
| Operating cash flows before movements in working capital | **3,466,818,647** | 4,685,423,562 |
| Increase in properties under development | **(4,930,155,279)** | (7,608,133,048) |
| Decrease in stocks of unsold properties | **2,694,577,808** | 2,267,935,812 |
| Increase in hotel inventories | **(572,621)** | (1,254,286) |
| Increase in trading securities | **(1,230)** | (1,134) |
| Decrease (increase) in accounts and other receivables | **2,225,156,668** | (5,300,837,986) |
| (Decrease) increase in accounts and other payables | **(48,252,607)** | 1,612,291,743 |
| Net cash from (used in) operations | **3,407,571,386** | (4,344,575,337) |
| Hong Kong Profits Tax paid | **(232,124,957)** | (124,620,534) |
| Taxation in other jurisdiction (paid) refund | **(18,793,905)** | 61,605 |
| NET CASH FROM (USED IN) OPERATING ACTIVITIES | **3,156,652,524** | (4,469,134,266) |
| INVESTING ACTIVITIES | | |
| Purchase of available-for-sale investments | **(37,121,742)** | (1,282,334,190) |
| Advances to associates | **(1,306,576,767)** | (627,410,427) |
| Purchase of investment properties | **(199,629,001)** | (405,072,712) |
| Capital contribution to associates | **(34,049,709)** | (115,171,358) |
| Increase in restricted bank deposits | **(24,447,422)** | (75,359,560) |
| Additions of hotel property | **–** | (20,770,775) |
| Purchase of property, plant and equipment | **(20,107,294)** | (16,983,527) |
| Dividends received from associates | **1,014,195,242** | 384,400,000 |
| Decrease in long-term loans receivable | **109,514,048** | 256,293,460 |
| Interest received | **157,989,866** | 114,319,019 |
| Proceeds from disposal of available-for-sale investments | **82,381,940** | 9,443,082 |
| Repayments from investee companies | **3,875,301** | 2,554,853 |
| Proceeds from disposal of investment properties | **2,057,758** | 2,285,000 |
| Proceeds from disposal of property, plant and equipment | **571,687** | 536,663 |
| NET CASH USED IN INVESTING ACTIVITIES | **(251,346,093)** | (1,773,270,472) |

For the year ended 30th June, 2007

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| FINANCING ACTIVITIES | | |
| New bank and other loans | **3,377,102,000** | 11,968,033,058 |
| Advances from associates | **605,226,585** | 68,338,726 |
| Repayments of bank and other loans | **(4,756,092,360)** | (3,361,174,844) |
| Repurchase of own shares | **(733,975,785)** | (1,330,323,360) |
| Interest paid | **(830,456,458)** | (596,924,441) |
| Repayments to minority shareholders | **(20,884,868)** | (136,974,512) |
| Dividends paid | **(380,455,496)** | (109,792,816) |
| Dividends paid to minority shareholders | **(8,800,000)** | (20,800,000) |
| Shares issue expenses paid | **(627,698)** | (90,000) |
| NET CASH (USED IN) FROM FINANCING ACTIVITIES | **(2,748,964,080)** | 6,480,291,811 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | **156,342,351** | 237,887,073 |
| CASH AND CASH EQUIVALENTS BROUGHT FORWARD | **2,972,714,890** | 2,727,962,734 |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | **3,268,292** | 6,865,083 |
| CASH AND CASH EQUIVALENTS CARRIED FORWARD, representing time deposits, bank balances and cash | **3,132,325,533** | 2,972,714,890 |

## 1. GENERAL

The Company is a public listed limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited, a public limited company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 46.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

## 2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")/CHANGES IN ACCOUNTING POLICIES

In the current year, the Company and its subsidiaries (the "Group") has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after 1st December, 2005, 1st January, 2006, 1st March, 2006, 1st May, 2006 or 1st June, 2006. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods have been prepared and presented:

**Financial guarantee contracts**

In the current year, the Group has applied Hong Kong Accounting Standard ("HKAS") 39 and HKFRS 4 (Amendments) *Financial Guarantee Contracts* which is effective for annual periods beginning on or after 1st January, 2006.

A financial guarantee contract is defined by HKAS 39 *Financial Instruments: Recognition and Measurement* as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to 1st July, 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 *Insurance Contract* and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

## 2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")/CHANGES IN ACCOUNTING POLICIES *(Continued)*

**Financial guarantee contracts** *(Continued)*

The fair value of the financial guarantee contract is accounted for by the borrower as transaction costs of the related borrowing and amortised over the guarantee period using the effective interest method.

In relation to financial guarantees granted to a number of banks over the repayment of loans by associates, the Group has applied the transitional provisions in HKAS 39. The fair value of the financial guarantee contracts at the date of grant amounted to HK$13,031,600, representing a deemed capital contribution to the associates, has been adjusted to the carrying amount of interests in associates. The unamortised amount of HK$250,874 has been recognised as financial liabilities for the financial guarantee contracts as at 1st July, 2005 and adjusted to the carrying amount of interest in associates accordingly. This change in accounting policy has resulted in an increase in profit for the year (see Note 3 for the financial impact).

The Company has also provided corporate guarantees to certain subsidiaries over the repayment of loans by these subsidiaries. As the fair value of the pledged assets is significantly greater than the loan balances (details of which are set out in Note 41), the Directors consider that the fair value of the financial guarantee is immaterial and therefore the Company has not recognised the financial guarantee contracts in the Company's balance sheet on initial recognition.

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effect of changes in accounting policies described in Note 2 on the results for the current and prior years are as follows:

(a) On results and income statement items

| | **THE GROUP Year ended** | |
|---|---|---|
| | **30th June, 2007 *HK$*** | 30th June, 2006 *HK$* |
| Income from amortisation of financial guarantee contracts included in finance income | **3,037,328** | 547,308 |
| Decrease in share of results of associates | **(566,045)** | (73,454) |
| Increase in profit for the year | **2,471,283** | 473,854 |

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

(b) The cumulative effect of the application of the new HKFRSs on the Group as at 30th June, 2006 is summarised below:

| | As at 30th June, 2006 (originally stated) HK$ | Effect of HKAS 39 and HKFRS 4 (Amendments) HK$ | As at 30th June, 2006 (as restated) HK$ |
|---|---|---|---|
| Balance sheet items | | | |
| Interests in associates | 4,902,553,731 | 8,995,420 | 4,911,549,151 |
| Financial guarantee contracts | – | (8,521,566) | (8,521,566) |
| Total effects on assets and liabilities | | 473,854 | |
| Retained profits | 22,556,981,054 | 473,854 | 22,557,454,908 |
| Total effects on equity | | 473,854 | |

Financial guarantee expenses amounted to HK$473,854 have been capitalised in the properties under development held by certain associates of the Group for the year ended 30th June, 2006.

(c) The application of the new HKFRSs has no impact on the Group's equity at 1st July, 2005.

(d) The cumulative effect of the application of the new HKFRSs on the Company as at 30th June, 2006 is summarised below:

| | As at 30th June, 2006 (originally stated) HK$ | Effect of HKAS 39 and HKFRS 4 (Amendments) HK$ | As at 30th June, 2006 (as restated) HK$ |
|---|---|---|---|
| Balance sheet items | | | |
| Investments in subsidiaries | 42,861,795 | 8,798,600 | 51,660,395 |
| Interests in associates | 515,741,342 | 351,000 | 516,092,342 |
| Financial guarantee contracts | – | (8,521,566) | (8,521,566) |
| Total effects on assets and liabilities | | 628,034 | |
| Retained profits | 11,877,910,509 | 628,034 | 11,878,538,543 |
| Total effects on equity | | 628,034 | |

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

(e) The effects of the application of the new HKFRSs on the Company's equity at 1st July, 2005 is summarised below:

| | As at 1st July, 2005 (originally stated) *HK$* | Effect of HKAS 39 and HKFRS 4 (Amendments) *HK$* | As at 1st July, 2005 (as restated) *HK$* |
|---|---|---|---|
| Retained profits | 11,955,515,022 | 80,726 | 11,955,595,748 |

The Group has not early applied the following new or revised standards, amendment or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital Disclosures[1] |
| HKAS 23 (Revised) | Borrowing Costs[2] |
| HKFRS 7 | Financial Instruments: Disclosures[1] |
| HKFRS 8 | Operating Segments[2] |
| HK(IFRIC)-Int 10 | Interim Financial Reporting and Impairment[3] |
| HK(IFRIC)-Int 11 | HKFRS 2: Group and Treasury Share Transactions[4] |
| HK(IFRIC)-Int 12 | Service Concession Arrangements[5] |

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st January, 2009
[3] Effective for annual periods beginning on or after 1st November, 2006
[4] Effective for annual periods beginning on or after 1st March, 2007
[5] Effective for annual periods beginning on or after 1st January, 2008

## 4. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange and by the Companies Ordinance.

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

**Investments in subsidiaries**

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Interests in associates**

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by an identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/or management accounts made up to 30th June, each year.

*Goodwill arising on acquisitions prior to 1st January, 2005*

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities of the associate recognised at the date of acquisition is recognised as goodwill. From 1st July, 2005 onwards, the Group has discontinued amortisation of goodwill and such goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

*Goodwill arising on acquisitions on or after 1st January, 2005*

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### Jointly controlled operations

When the Group undertakes its activities under joint venture arrangements directly, constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share of the income from jointly controlled operations, together with the expenses that it incurs are included in the consolidated income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

### Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the year in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

### Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

### Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

## 4. PRINCIPAL ACCOUNTING POLICIES (Continued)

### Properties under development

Properties under development which are developed in the ordinary course of business are included in current assets at the lower of cost and estimated net realisable value.

### Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

### Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average method.

### Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expense in the year in which they are incurred.

### Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

*Financial assets*

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Financial instruments** *(Continued)*

*Financial assets (Continued)*

*Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss of the Group include financial assets held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including accounts and other receivables, advances to associates/investee companies, loans receivables, amounts due from subsidiaries/associates, advance to a subsidiary, restricted bank deposits and time deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment loss is subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

## 4. PRINCIPAL ACCOUNTING POLICIES (Continued)

**Financial instruments** *(Continued)*

*Financial liabilities and equity*

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

*Convertible bonds*

The convertible bonds issued by the Group that contain both the liability and conversion option components are classified separately into respective items on initial recognition. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the conversion option for the holder to convert the bonds into equity, is included in equity as equity component of the convertible bonds.

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible bonds equity reserve until the embedded option is exercised in which case the balance stated in convertible bonds equity reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible bonds using the effective interest method.

*Other financial liabilities*

Other financial liabilities (including accounts and other payables, amounts due to associates, bank and other loans, advances from associates and minority shareholders) are subsequently measured at amortised cost using the effective interest method.

*Equity instruments*

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Financial instruments** *(Continued)*

*Derecognition*

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

*Embedded derivatives*

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

**Leasing**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*The Group as lessor*

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

*The Group as lessee*

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Revenue recognition**

Turnover represents the fair value of net amounts received and receivable from sales of properties, investments and services provided.

(a) Revenue from sale of properties in the ordinary course of business is recognised when all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Income from properties developed for sale is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(b) Sales of listed investments are recognised on a trade date basis.

(c) Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

(d) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(e) Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(f) Where properties are sold under deferred terms, the difference between the sales prices with and without such terms is treated as deferred interest income and is released to the consolidated income statement on a straight-line basis over the repayment period commencing from the completion of the relevant sales agreements.

(g) Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(h) Hotel income is recognised when services are provided.

## 4. PRINCIPAL ACCOUNTING POLICIES (Continued)

### Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

### Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

## 4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Foreign currencies** *(Continued)*

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

**Retirement benefits costs**

Payments to the retirement benefits schemes are charged as an expense when employees have rendered service entitling them to the contributions.

## 5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management makes various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

**Estimated net realisable value on properties under development**

In determining whether allowances should be made to the Group's properties under development, the Group takes into consideration the current market environment and the estimated market value (i.e. the estimated selling price, less estimated costs of selling expenses) less estimated costs to completion of the properties. An allowance is made if the estimated market value is less than the carrying amount.

**Allowance for stocks of unsold properties**

Management exercises its judgment in making allowance for stocks of unsold properties with reference to the existing market environment, the sales performance in previous years and estimated market value of the properties, i.e. the estimated selling price, less estimated costs of selling expenses. A specific allowance for stocks of unsold properties is made if the estimated market value of the property is lower than its carrying amount.

**Depreciation on hotel property**

In determining the estimated useful life of the hotel property, the management makes reference to the relevant term of lease of the hotel property, which is 96 years. Any changes to the estimated useful life of the hotel property may cause a material adjustment to the carrying amount and the results within the next financial year.

At 30th June, 2007, the carrying amount of the hotel property is HK$850,461,498 (net of accumulated depreciation of HK$60,237,390). Details of the movement of the hotel property are disclosed in Note 19.

## 5. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Continued)*

**Income taxes**

As detailed in Notes 15 and 23, the Inland Revenue Department ("IRD") had initiated tax inquiries and issued notices of assessment for additional taxes against certain wholly-owned subsidiaries of the Company and certain wholly-owned subsidiaries of the Group's associates in respect of the deductions on certain loan interest and related expenses.

The Directors are of the opinion, together with the advice from the Company's tax advisors, that the outcome of these assessments cannot presently be estimated. The Directors are also of the opinion that the payment of the additional taxes is not probable and therefore, no provision has been made in the financial statements.

If the objections made to the IRD were unsuccessful, there would be an increase in the Group's ultimate tax liability and decrease in interests in associates in respect of the Group's share of the ultimate tax liability.

## 6. FINANCIAL INSTRUMENTS

### (a) Financial risk management objectives and policies

The Group's major financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

*Market risk*

*Currency risk*

Certain accounts and the other receivables, accounts and other payables and bank and other borrowings of the Group are denominated in foreign currencies. The amount of bank borrowings denominated in foreign currencies is set out in Note 31. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

*Interest rate risk*

The Group's income and operating cash flows are subject to changes in market interest rates as the Group has interest-bearing advances to/amounts due from associates and investee companies, loans receivable, bank deposits and bank and other borrowings. Loans at variable rates expose the Group to cash flow interest rate risk. Loan at fixed rates expose the Group to fair value interest rate risk. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

*Price risk*

The Group is exposed to equity security price risk through its investments in equity securities. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

## 6. FINANCIAL INSTRUMENTS *(Continued)*

### (a) Financial risk management objectives and policies *(Continued)*

*Credit risk*

As at 30th June, 2007, the Company's and Group's maximum exposure to credit risk which will cause a financial loss to the Company and Group due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Company and Group arising from:

- the carrying amount of the respective recognised financial assets as stated in the Company and consolidated balance sheet; and

- the amount of contingent liabilities disclosed in Note 42.

Also, the Group is subject to concentration of credit risks as over 71% of the Group's debts are receivables from a number of associates/investee companies. In order to minimise the credit risk and the concentration of credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate impairment losses are recognised for irrecoverable amounts. In this regards, the Directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid fund is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

### (b) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values.

For the year ended 30th June, 2007

## 7. TURNOVER

| | 2007 | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Sales of properties held for sale | **5,362,349,842** | 6,472,869,330 |
| Gross rental income from properties | **1,148,641,446** | 998,334,843 |
| Building management and service fee income | **530,707,294** | 439,011,988 |
| Hotel operations | **395,680,760** | 321,495,767 |
| Interest income from loans receivables | **14,960,061** | 16,511,849 |
| Dividend income | | |
| listed investments | **63,614,269** | 66,568,871 |
| unlisted investments | **13,236,000** | 10,838,718 |
| Others | **2,870,000** | 2,702,186 |
| | **7,532,059,672** | 8,328,333,552 |

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS

**Business segments**

For management purposes, the Group is currently organised into five operating divisions - property, investments in securities, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

**CONSOLIDATED INCOME STATEMENT**
For the year ended 30th June, 2007

| | Property | Investments in securities | Financing | Hotel | Building management and services | Elimination | Consolidated |
|---|---|---|---|---|---|---|---|
| | *HK$* | *HK$* | *HK$* | *HK$* | *HK$* | *HK$* | *HK$* |
| TURNOVER | | | | | | | |
| Property rental | 1,148,641,446 | - | - | - | - | - | 1,148,641,446 |
| Property sales | 5,365,219,842 | - | - | - | - | - | 5,365,219,842 |
| Hotel operations | - | - | - | 395,680,760 | - | - | 395,680,760 |
| Management services | 69,847,814 | - | - | - | 460,859,480 | - | 530,707,294 |
| Share investment and dealing | - | 76,850,269 | - | - | - | - | 76,850,269 |
| Financing | - | - | 14,960,061 | - | - | - | 14,960,061 |
| | 6,583,709,102 | 76,850,269 | 14,960,061 | 395,680,760 | 460,859,480 | - | 7,532,059,672 |
| Inter-segment sales* | - | - | - | - | 24,041,658 | (24,041,658) | - |
| Segment revenue | 6,583,709,102 | 76,850,269 | 14,960,061 | 395,680,760 | 484,901,138 | (24,041,658) | 7,532,059,672 |
| Other income | 54,841,223 | 16,989,581 | 308,635 | 666,382 | 37,990,507 | - | 110,796,328 |
| | 6,638,550,325 | 93,839,850 | 15,268,696 | 396,347,142 | 522,891,645 | (24,041,658) | 7,642,856,000 |
| SEGMENT RESULT | 5,877,835,373 | 335,324,175 | 15,268,696 | 210,557,597 | 176,827,153 | - | 6,615,812,994 |
| Unallocated corporate expenses | | | | | | | (522,359,440) |
| Net finance costs | | | | | | | (97,711,383) |
| Share of results of associates | 1,269,443,596 | 2,222,778 | 383,812 | 32,422,216 | 9,235,095 | - | 1,313,707,497 |
| Profit before taxation | | | | | | | 7,309,449,668 |
| Income tax expense | | | | | | | (888,225,872) |
| Profit for the year | | | | | | | 6,421,223,796 |

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

**Business segments** *(Continued)*

**CONSOLIDATED BALANCE SHEET**
At 30th June, 2007

| | Property HK$ | Investments in securities HK$ | Financing HK$ | Hotel HK$ | Building management and services HK$ | Consolidated HK$ |
|---|---|---|---|---|---|---|
| ASSETS | | | | | | |
| Segment assets | 47,227,996,594 | 5,015,109,955 | 1,264,848,761 | 2,730,737,133 | 486,110,258 | 56,724,802,701 |
| Interests in associates | 4,900,592,528 | 1,329,669 | (2,837,816) | 686,447,151 | 14,076,383 | 5,599,607,915 |
| Advances to associates | 8,446,179,288 | - | - | - | 815,388,893 | 9,261,568,181 |
| Amounts due from associates | 801,538,227 | 9,537,857 | 17,822,709 | - | 65,975,200 | 894,873,993 |
| Unallocated corporate assets | | | | | | 236,398,141 |
| Consolidated total assets | | | | | | 72,717,250,931 |
| LIABILITIES | | | | | | |
| Segment liabilities | 3,043,619,737 | 14,877,489 | 41,475,510 | 61,464,381 | 107,387,838 | 3,268,824,955 |
| Amounts due to associates | 750,247,748 | 580,238 | - | - | 11,140,924 | 761,968,910 |
| Advances from associates | 1,739,521,212 | - | - | 246,124,496 | - | 1,985,645,708 |
| Borrowings | | | | | | 15,541,160,254 |
| Unallocated corporate liabilities | | | | | | 3,393,924,588 |
| Consolidated total liabilities | | | | | | 24,951,524,415 |

**OTHER INFORMATION**
For the year ended 30th June, 2007

| | Property HK$ | Investments in securities HK$ | Financing HK$ | Hotel HK$ | Building management and services HK$ | Consolidated HK$ |
|---|---|---|---|---|---|---|
| Release of prepaid lease payments | - | - | - | 4,602,365 | - | 4,602,365 |
| Capital additions | 2,367,176 | - | - | 7,621,070 | 10,119,048 | 20,107,294 |
| Depreciation | 861,687 | - | - | 16,739,994 | 8,104,983 | 25,706,664 |
| Investment property additions | 199,629,001 | - | - | - | - | 199,629,001 |

For the year ended 30th June, 2007

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

**Business segments** *(Continued)*

**CONSOLIDATED INCOME STATEMENT**

For the year ended 30th June, 2006

| | Property *HK$* | Investments in securities *HK$* | Financing *HK$* | Hotel *HK$* | Building management and services *HK$* | Elimination *HK$* | Consolidated *HK$* (as restated) |
|---|---|---|---|---|---|---|---|
| TURNOVER | | | | | | | |
| Property rental | 998,334,843 | – | – | – | – | – | 998,334,843 |
| Property sales | 6,475,154,330 | – | – | – | – | – | 6,475,154,330 |
| Hotel operations | – | – | – | 321,495,767 | – | – | 321,495,767 |
| Management services | 67,013,448 | – | – | – | 371,998,540 | – | 439,011,988 |
| Share investment and dealing | – | 77,824,775 | – | – | – | – | 77,824,775 |
| Financing | – | – | 16,511,849 | – | – | – | 16,511,849 |
| | 7,540,502,621 | 77,824,775 | 16,511,849 | 321,495,767 | 371,998,540 | – | 8,328,333,552 |
| Inter-segment sales* | – | – | – | – | 22,266,605 | (22,266,605) | – |
| Segment revenue | 7,540,502,621 | 77,824,775 | 16,511,849 | 321,495,767 | 394,265,145 | (22,266,605) | 8,328,333,552 |
| Other income | 17,424,413 | 7,569,073 | 2,223,332 | 256,894 | 36,727,626 | – | 64,201,338 |
| | 7,557,927,034 | 85,393,848 | 18,735,181 | 321,752,661 | 430,992,771 | (22,266,605) | 8,392,534,890 |
| SEGMENT RESULT | 5,867,088,712 | 170,436,019 | 18,735,181 | 167,604,427 | 177,341,499 | – | 6,401,205,838 |
| Unallocated corporate expenses | | | | | | | (456,310,491) |
| Net finance costs | | | | | | | (200,456,038) |
| Share of results of associates | 1,255,867,946 | (43,338) | 911,632 | 34,699,018 | (21,420,923) | – | 1,270,014,335 |
| Profit before taxation | | | | | | | 7,014,453,644 |
| Income tax expense | | | | | | | (963,377,068) |
| Profit for the year | | | | | | | 6,051,076,576 |

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

**Business segments** *(Continued)*

**CONSOLIDATED BALANCE SHEET**

At 30th June, 2006

| | Property HK$ | Investments in securities HK$ | Financing HK$ | Hotel HK$ | Building management and services HK$ | Consolidated HK$ (as restated) |
|---|---|---|---|---|---|---|
| ASSETS | | | | | | |
| Segment assets | 45,247,685,827 | 4,282,135,182 | 1,136,527,605 | 1,710,747,236 | 654,580,012 | 53,031,675,862 |
| Interests in associates | 4,144,058,203 | 3,606,890 | (2,743,192) | 829,881,604 | (63,254,354) | 4,911,549,151 |
| Advances to associates | 7,129,785,386 | – | – | – | 992,966,169 | 8,122,751,555 |
| Amounts due from associates | 787,548,177 | 11,398,057 | 29,231,151 | – | 70,691,863 | 898,869,248 |
| Unallocated corporate assets | | | | | | 239,375,867 |
| Consolidated total assets | | | | | | 67,204,221,683 |
| LIABILITIES | | | | | | |
| Segment liabilities | 2,862,149,088 | 7,382,656 | 346,107,595 | 54,794,130 | 79,177,304 | 3,349,610,773 |
| Amounts due to associates | 205,400,855 | 2,929,356 | – | – | 12,271,759 | 220,601,970 |
| Advances from associates | 1,691,489,929 | – | – | 236,676,793 | – | 1,928,166,722 |
| Borrowings | | | | | | 19,115,748,187 |
| Unallocated corporate liabilities | | | | | | 2,804,055,532 |
| Consolidated total liabilities | | | | | | 27,418,183,184 |

**OTHER INFORMATION**

For the year ended 30th June, 2006

| | Property HK$ | Investments in securities HK$ | Financing HK$ | Hotel HK$ | Building management and services HK$ | Consolidated HK$ |
|---|---|---|---|---|---|---|
| Release of prepaid lease payments | – | – | – | 4,370,279 | – | 4,370,279 |
| Capital additions | 1,185,036 | – | – | 27,476,392 | 9,092,874 | 37,754,302 |
| Depreciation | 752,443 | 4,586 | – | 18,431,282 | 7,817,505 | 27,005,816 |
| Investment property additions | 395,093,685 | – | – | 9,979,027 | – | 405,072,712 |

**Geographical segments**

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

## 9. FINANCE INCOME

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| Interest income on: | | |
| advances to associates | **61,786,703** | 61,515,841 |
| advances to investee companies | **979,864** | 1,103,363 |
| bank deposits | **95,223,298** | 45,766,651 |
| other | **–** | 5,933,164 |
| Imputed interest income on non-current interest-free advances to associates | **237,078,415** | 118,976,897 |
| Financial guarantee income | **3,037,328** | 547,308 |
| | **398,105,608** | 233,843,224 |

## 10. FINANCE COSTS

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Interest and other finance costs on: | | |
| bank loans wholly repayable within five years | **790,162,681** | 537,980,665 |
| other loans wholly repayable within five years | **22,637,271** | 20,277,186 |
| Effective interest expense on convertible bonds | **21,974,323** | 91,376,659 |
| Imputed interest expense on non-current interest-free advances from associates | **60,900,450** | 26,738,264 |
| | **895,674,725** | 676,372,774 |
| Less: Amounts capitalised to properties under development | **(399,857,734)** | (242,073,512) |
| | **495,816,991** | 434,299,262 |

For the year ended 30th June, 2007

## 11. SHARE OF RESULTS OF ASSOCIATES

| | 2007 HK$ | 2006 HK$ (as restated) |
|---|---|---|
| Share of results of associates comprises: | | |
| Share of profits of associates | **1,567,114,903** | 1,572,803,104 |
| Share of taxation of associates | **(253,407,406)** | (302,788,769) |
| | **1,313,707,497** | 1,270,014,335 |

Share of profits of associates included an increase in fair value of investment properties of the associates of HK$524,097,086 (2006: HK$349,605,942) recognised in the income statements of the associates.

## 12. PROFIT BEFORE TAXATION

| | 2007 HK$ | 2006 HK$ |
|---|---|---|
| Profit before taxation has been arrived at after charging (crediting): | | |
| Staff costs including Directors' remuneration | **703,195,993** | 569,065,882 |
| Retirement benefits scheme contributions | **26,112,985** | 22,209,758 |
| Total staff costs | **729,308,978** | 591,275,640 |
| Release of prepaid lease payments (included in administrative expenses) | **4,602,365** | 4,370,279 |
| Auditors' remuneration | | |
| – audit services | **3,294,867** | 3,117,924 |
| – non audit services | **295,000** | 354,170 |
| Cost of hotel inventories recognised | **39,978,381** | 32,364,280 |
| Cost of properties sold recognised | **2,413,394,542** | 2,423,767,927 |
| Depreciation | **25,706,664** | 27,005,816 |
| Loss on disposal of property, plant and equipment | **11,592** | 241,226 |
| Net exchange gain | **(23,964,555)** | (5,183,639) |
| Loss (profit) on disposal of investment properties | **911,315** | (240,026) |

## 13. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the nine (2006: nine) directors were as follows:

**2007**

| | Mr. Robert Ng Chee Siong HK$ | Mr. Raymond Tong Kwok Tung HK$ | Mr. Yu Wai Wai HK$ | Mr. Thomas Tang Wing Yung HK$ | Mr. Daryl Ng Win Kong HK$ | The Honourable Ronald Joseph Arculli HK$ (Note ii) | Dr. Allan Zeman HK$ | Mr. Adrian David Li Man-kiu HK$ | Dr. Fu Yuning HK$ | Total HK$ |
|---|---|---|---|---|---|---|---|---|---|---|
| Fees | 30,000 | 40,000 | 20,000 | 20,000 | 30,000 | 60,000 | 190,000 | 190,000 | 180,000 | 760,000 |
| Other emoluments | | | | | | | | | | |
| Salaries and other benefits | 1,226,760 | 3,915,210 | 4,907,472 | 5,511,012 | 708,469 | - | - | - | - | 16,268,923 |
| Retirement benefits scheme contributions | 12,000 | 12,000 | 36,000 | 18,000 | 12,000 | - | - | - | - | 90,000 |
| Discretionary bonus *(Note i)* | - | 3,630,983 | 1,400,000 | 10,800,000 | - | - | - | - | - | 15,830,983 |
| Total emoluments | 1,268,760 | 7,598,193 | 6,363,472 | 16,349,012 | 750,469 | 60,000 | 190,000 | 190,000 | 180,000 | 32,949,906 |

2006

| | Mr. Robert Ng Chee Siong HK$ | Mr. Raymond Tong Kwok Tung HK$ | Mr. Yu Wai Wai HK$ | Mr. Thomas Tang Wing Yung HK$ | Mr. Daryl Ng Win Kong HK$ | The Honourable Ronald Joseph Arculli HK$ (Note ii) | Dr. Allan Zeman HK$ | Mr. Adrian David Li Man-kiu HK$ | Dr. Fu Yuning HK$ | Total HK$ |
|---|---|---|---|---|---|---|---|---|---|---|
| Fees | 30,000 | 40,000 | 20,000 | 20,000 | 30,000 | 60,000 | 190,000 | 190,000 | 180,000 | 760,000 |
| Other emoluments | | | | | | | | | | |
| Salaries and other benefits | 1,226,760 | 3,791,820 | 4,326,397 | 5,521,102 | 674,913 | - | - | - | - | 15,540,992 |
| Retirement benefits scheme contributions | 12,000 | 12,000 | 36,000 | 18,000 | 12,000 | - | - | - | - | 90,000 |
| Discretionary bonus *(Note i)* | - | 466,973 | 687,550 | 3,626,333 | 99,000 | - | - | - | - | 4,879,856 |
| Total emoluments | 1,268,760 | 4,310,793 | 5,069,947 | 9,185,435 | 815,913 | 60,000 | 190,000 | 190,000 | 180,000 | 21,270,848 |

*Note i:* *Discretionary bonus is determined primarily based on the performance of each director and the profitability of the Group.*

*Note ii:* *A consultancy fee of HK$1,666,664 (2006: HK$1,666,664) was paid to Ronald Arculli and Associates, of which The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP is the sole proprietor.*

## 14. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2006: three) are Executive Directors of the Company whose emoluments are included in Note 13 above. The emoluments of the remaining two (2006: two) individuals disclosed pursuant to the Listing Rules are as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind) | **5,912,892** | 5,747,408 |
| Retirement benefits scheme contributions | **18,000** | – |
| Discretionary bonus | **626,323** | 501,333 |
| | **6,557,215** | 6,248,741 |

The emoluments were within the following bands:

| | **Number of individuals** | |
|---|---|---|
| | **2007** | 2006 |
| *HK$* | | |
| 3,000,001 – 3,500,000 | **2** | 2 |

For the years ended 30th June, 2007 and 2006, no emoluments were paid by the Group to these five highest paid individuals, including Directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

## 15. INCOME TAX EXPENSE

| | 2007 HK$ | 2006 HK$ |
|---|---|---|
| The charge comprises: | | |
| Taxation attributable to the Company and its subsidiaries | | |
| Hong Kong Profits Tax | | |
| Provision for the year | **458,545,248** | 771,014,989 |
| (Over)underprovision in previous years | **(304,994)** | 154,500 |
| | **458,240,254** | 771,169,489 |
| Taxation in other jurisdictions | | |
| Provision for the year | **30,540,538** | 15,015,513 |
| Underprovision in previous year | **7,250,927** | – |
| | **496,031,719** | 786,185,002 |
| Deferred taxation *(Note 36)* | **392,194,153** | 177,192,066 |
| | **888,225,872** | 963,377,068 |

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

## 15. INCOME TAX EXPENSE (Continued)

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| Profit before taxation | **7,309,449,668** | 7,014,453,644 |
| Tax at Hong Kong Profits Tax rate of 17.5% | **1,279,153,692** | 1,227,529,388 |
| Tax effect of share of results of associates | **(229,898,812)** | (222,252,509) |
| Tax effect of expenses not deductible for tax purpose | **18,187,328** | 26,062,818 |
| Tax effect of income not taxable for tax purpose | **(129,514,733)** | (44,014,385) |
| Underprovision in previous years | **6,945,933** | 154,500 |
| Tax effect of tax losses not recognised | **56,349,411** | 75,340,156 |
| Tax effect of deferred tax assets not recognised | **58,792,714** | 167,064,124 |
| Utilisation of tax losses previously not recognised | **(67,994,163)** | (107,331,515) |
| Utilisation of deferred tax assets previously not recognised | **(108,492,107)** | (162,904,872) |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | **4,696,609** | 3,729,363 |
| Tax charge for the year | **888,225,872** | 963,377,068 |

Details of deferred taxation are set out in Note 36.

The IRD initiated tax inquiries for the years of assessment 1995/96 to 1999/2000 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$326,160,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD agreed to hold over the tax claim subject to the purchase of tax reserve certificates (the "TRC") of approximately HK$109,940,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors and in view of the tax inquiries are still at the stage of collation of evidence, in the opinion of the Directors of the Company, the ultimate outcome of these tax inquiries cannot presently be determined. The Directors are also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities from the assessment that may result has been made.

The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$131,719,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors, the Directors of the Company believe that City Empire has reasonable ground to contest the assessments issued by the IRD and accordingly, no provision for the assessments has been made.

## 16. DIVIDENDS

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Final dividend paid for the year ended 30th June, 2006: HK30 cents (2005: HK11.5 cents) per share | **1,347,557,347** | 491,050,421 |
| Interim dividend paid for the year ended 30th June, 2007: HK8.5 cents (2006: HK8.5 cents) per share | **391,672,138** | 365,390,456 |
| | **1,739,229,485** | 856,440,877 |

During the year, scrip dividends were offered in respect of the 2006 final and 2007 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

| | 2007 Interim | 2006 Final |
|---|---|---|
| | *HK$* | *HK$* |
| Dividends: | | |
| Cash | 66,015,133 | 314,440,363 |
| Scrip alternatives | 325,657,005 | 1,033,116,984 |
| | 391,672,138 | 1,347,557,347 |

A final dividend of HK30 cents per share for the year ended 30th June, 2007 has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming Annual General Meeting.

## 17. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| Earnings for the purpose of basic earnings per share | **6,267,284,721** | 6,017,801,108 |
| Effect of dilutive potential ordinary shares: | | |
| Reduction of finance costs, net of tax | **18,128,817** | 75,385,744 |
| Earnings for the purpose of diluted earnings per share | **6,285,413,538** | 6,093,186,852 |
| | **Number of shares** | Number of shares |
| Weighted average number of ordinary shares for the purpose of basic earnings per share | **4,489,288,050** | 4,309,967,680 |
| Effect of dilutive potential ordinary shares: | | |
| Convertible bonds | **103,877,481** | 269,398,445 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | **4,593,165,531** | 4,579,366,125 |

The following table summaries the impact on basic and diluted earnings per share as a result of:

| | **Impact on basic earnings per share** | | **Impact on diluted earnings per share** | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK cents*** | *HK cents* | ***HK cents*** | *HK cents* |
| Figures before adjustments | **139.55** | 139.61 | **136.79** | 133.05 |
| Adjustments arising from changes in accounting policies *(See note 3)* | **0.06** | 0.02 | **0.05** | 0.01 |
| Adjusted/restated | **139.61** | 139.63 | **136.84** | 133.06 |

## 18. INVESTMENT PROPERTIES

| | Investment properties in Hong Kong held under long leases *HK$* | Investment properties in Hong Kong held under medium-term leases *HK$* | Properties under redevelopment in Hong Kong *HK$* | Investment property in Singapore held under a long lease *HK$* | Total *HK$* |
|---|---|---|---|---|---|
| **THE GROUP** | | | | | |
| **FAIR VALUE** | | | | | |
| At 1st July, 2005 | 1,072,000,000 | 17,467,799,360 | – | 342,381,177 | 18,882,180,537 |
| Exchange realignment | – | – | – | 20,204,292 | 20,204,292 |
| Additions | 333,550,672 | 61,543,013 | – | 9,979,027 | 405,072,712 |
| Transfer from properties under development | – | 160,400,589 | – | – | 160,400,589 |
| Disposals | – | (2,044,974) | – | – | (2,044,974) |
| Increase in fair value | 24,449,328 | 1,172,554,538 | – | 1,023,254 | 1,198,027,120 |
| At 30th June, 2006 | 1,430,000,000 | 18,860,252,526 | – | 373,587,750 | 20,663,840,276 |
| Exchange realignment | – | – | – | 18,293,230 | 18,293,230 |
| Additions | 138,132,590 | 61,048,579 | 447,832 | – | 199,629,001 |
| Transfer from properties under development | 516,105,803 | – | – | – | 516,105,803 |
| Reclassification | (195,000,000) | – | 195,000,000 | – | – |
| Disposals | – | (2,969,073) | – | (4,405,505) | (7,374,578) |
| Increase in fair value | 182,567,410 | 2,190,021,948 | 21,552,168 | 21,804,525 | 2,415,946,051 |
| **At 30th June, 2007** | **2,071,805,803** | **21,108,353,980** | **217,000,000** | **409,280,000** | **23,806,439,783** |

The fair value of the Group's investment properties at 30th June, 2007 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Ltd., independent qualified professional valuers not connected with the Group. Knight Frank Petty Ltd. has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

## 19. HOTEL PROPERTY

| | Hotel property in Singapore held under a long lease |
|---|---|
| | *HK$* |
| **THE GROUP** | |
| **COST** | |
| At 1st July, 2005 | 799,554,799 |
| Exchange realignment | 48,982,883 |
| Additions | 20,770,775 |
| At 30th June, 2006 | 869,308,457 |
| Exchange realignment | 41,390,431 |
| **At 30th June, 2007** | **910,698,888** |
| **DEPRECIATION** | |
| At 1st July, 2005 | 35,983,575 |
| Exchange realignment | 3,662,889 |
| Provided for the year | 8,800,763 |
| At 30th June, 2006 | 48,447,227 |
| Exchange realignment | 2,522,031 |
| Provided for the year | 9,268,132 |
| **At 30th June, 2007** | **60,237,390** |
| **CARRYING VALUES** | |
| **At 30th June, 2007** | **850,461,498** |
| At 30th June, 2006 | 820,861,230 |

The hotel properties are depreciated on a straight-line basis over the relevant terms of the lease of 96 years.

## 20. PROPERTY, PLANT AND EQUIPMENT

| | Computer system HK$ | Furniture, fixtures and equipment HK$ | Leasehold improvements HK$ | Motor vehicles HK$ | Plant and machinery HK$ | Total HK$ |
|---|---|---|---|---|---|---|
| **THE GROUP** | | | | | | |
| **COST** | | | | | | |
| At 1st July, 2005 | 36,796,060 | 79,921,653 | 25,712,681 | 13,455,105 | 7,707,664 | 163,593,163 |
| Exchange realignment | 887,034 | 5,231,927 | – | 796,474 | – | 6,915,435 |
| Additions | 4,937,146 | 8,292,426 | 2,395,979 | 249,499 | 1,108,477 | 16,983,527 |
| Disposals | (1,239,219) | (1,492,140) | (55,650) | (436,680) | (533,290) | (3,756,979) |
| At 30th June, 2006 | 41,381,021 | 91,953,866 | 28,053,010 | 14,064,398 | 8,282,851 | 183,735,146 |
| Exchange realignment | 477,745 | 3,665,313 | – | 139,045 | – | 4,282,103 |
| Additions | 6,130,555 | 9,850,132 | 932,648 | 1,887,839 | 1,306,120 | 20,107,294 |
| Disposals | (662,081) | (1,136,462) | – | (1,559,444) | (444,865) | (3,802,852) |
| **At 30th June, 2007** | **47,327,240** | **104,332,849** | **28,985,658** | **14,531,838** | **9,144,106** | **204,321,691** |
| **DEPRECIATION** | | | | | | |
| At 1st July, 2005 | 27,643,502 | 36,267,057 | 18,947,824 | 8,259,819 | 6,643,535 | 97,761,737 |
| Exchange realignment | 2,057,411 | 955,442 | – | 446,201 | – | 3,459,054 |
| Provided for the year | 4,971,173 | 9,107,175 | 1,994,858 | 1,397,298 | 734,549 | 18,205,053 |
| Eliminated on disposals | (1,229,424) | (1,078,245) | (55,650) | (82,481) | (533,290) | (2,979,090) |
| At 30th June, 2006 | 33,442,662 | 45,251,429 | 20,887,032 | 10,020,837 | 6,844,794 | 116,446,754 |
| Exchange realignment | 418,966 | 2,007,525 | – | 85,431 | – | 2,511,922 |
| Provided for the year | 2,003,579 | 9,788,143 | 2,252,145 | 1,518,849 | 875,816 | 16,438,532 |
| Eliminated on disposals | (658,536) | (871,526) | – | (1,279,861) | (409,650) | (3,219,573) |
| **At 30th June, 2007** | **35,206,671** | **56,175,571** | **23,139,177** | **10,345,256** | **7,310,960** | **132,177,635** |
| **CARRYING VALUES** | | | | | | |
| **At 30th June, 2007** | **12,120,569** | **48,157,278** | **5,846,481** | **4,186,582** | **1,833,146** | **72,144,056** |
| At 30th June, 2006 | 7,938,359 | 46,702,437 | 7,165,978 | 4,043,561 | 1,438,057 | 67,288,392 |

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

| | |
|---|---|
| Computer system | 20% |
| Furniture, fixtures and equipment | 10% – 20% |
| Leasehold improvements | 20% |
| Motor vehicles | 20% |
| Plant and machinery | 10% – 30% |

## 21. PREPAID LEASE PAYMENTS

| | THE GROUP | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| The Group's prepaid lease payments comprise: | | |
| Leasehold land outside Hong Kong – long lease | **421,488,944** | 406,829,456 |
| Analysed for reporting purposes as: | | |
| Current assets | **4,709,375** | 4,495,355 |
| Non-current assets | **416,779,569** | 402,334,101 |
| | **421,488,944** | 406,829,456 |

## 22. INVESTMENTS IN SUBSIDIARIES/ADVANCE TO A SUBSIDIARY/AMOUNTS DUE FROM SUBSIDIARIES

| | THE COMPANY | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| | | (as restated) |
| Investments in subsidiaries: | | |
| Unlisted shares, at cost, less impairment losses recognised | **82,923,371** | 51,660,395 |

The advance to a subsidiary is unsecured, bears interest at effective rate determined based on cost-of-funds plus a margin per annum and has no fixed repayment terms. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advance is therefore shown as non-current.

The amounts due from subsidiaries grouped under current assets are unsecured, interest-free and have no fixed repayment terms.

Particulars of the Company's principal subsidiaries at 30th June, 2007 are set out in Note 46.

## 23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| | | (as restated) | | (as restated) |
| Interests in associates: | | | | |
| Unlisted shares, at cost | **518,711,342** | 516,092,342 | **2,503,504,706** | 2,123,973,795 |
| Share of post-acquisition profits | **–** | – | **2,953,604,493** | 2,645,076,640 |
| Goodwill | **–** | – | **142,498,716** | 142,498,716 |
| | **518,711,342** | 516,092,342 | **5,599,607,915** | 4,911,549,151 |

The advances to associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2007, of the Group's advances to associates of the Group, HK$1,244,912,046 (2006: HK$1,627,245,600) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The amounts due from associates of the Company and the Group grouped under current assets are unsecured and have no fixed repayment terms. At 30th June, 2007, of the amounts due from associates of the Group, HK$222,461,589 (2006: HK$267,953,569) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The amounts due from associates of the Company are interest-free.

The amounts due to associates of the Company and the Group grouped under current liabilities are unsecured and repayable on demand. At 30th June, 2007, of the amounts due to associates of the Group, HK$638,753,887 (2006: HK$130,993,049) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The amounts due to associates of the Company are interest-free.

Particulars of the principal associates at 30th June, 2007 are set out in Note 47.

## 23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES *(Continued)*

The summarised financial information in respect of the Group's associates is set out below:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| | | (as restated) |
| Total assets | **72,517,620,363** | 62,185,797,177 |
| Total liabilities | **(55,838,892,978)** | (47,080,330,303) |
| Net assets | **16,678,727,385** | 15,105,466,874 |
| Group's share of net assets of associates | **5,457,109,199** | 4,769,050,435 |
| Turnover | **7,411,506,824** | 6,587,935,534 |
| Profit for the year | **3,825,389,010** | 5,166,323,304 |
| Group's share of results of associates for the year | **1,313,707,497** | 1,270,014,335 |

The IRD initiated tax inquiries in respect of the deductions on certain loan interest and related expenses for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited and for the years of assessment 1994/95 to 1999/2000 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$71,109,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$212,061,000 and HK$18,212,000, respectively, for those years of assessments. These TRC have been purchased by the corresponding companies. The effective share of the additional tax attributable to the Group as at 30th June, 2007 is estimated to be approximately HK$99,022,000 and HK$31,999,000, respectively. Together with the advice from their tax advisors, management of WHI and MII confirmed that it is their intention to vigorously contest the relevant assessments issued by the IRD. The management of WHI and MII are of the opinion that the outcome of these assessments/objections cannot presently be estimated. The management is also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities has been made by WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

## 24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments comprise:

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| Listed investments: | | | | |
| Equity securities listed in Hong Kong | **700,271,260** | 619,332,845 | **2,859,438,782** | 2,641,232,973 |
| Equity securities listed elsewhere | **397,513,637** | 325,692,695 | **523,687,172** | 417,054,295 |
| | **1,097,784,897** | 945,025,540 | **3,383,125,954** | 3,058,287,268 |
| Unlisted securities: | | | | |
| Equity securities | **19,949,305** | 19,949,305 | **30,898,952** | 30,908,952 |
| Club debenture | **300,000** | 300,000 | **300,000** | 300,000 |
| | **20,249,305** | 20,249,305 | **31,198,952** | 31,208,952 |
| Total | **1,118,034,202** | 965,274,845 | **3,414,324,906** | 3,089,496,220 |

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments and club debenture of which their fair values cannot be measured reliably.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong and club debenture. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors of the Company are of the opinion that their fair values cannot be measured reliably.

## 25. TRADING SECURITIES

Trading securities comprise:

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| Listed investments: | | | | |
| Equity securities listed in Hong Kong | **868,896,267** | 658,744,328 | **871,968,267** | 661,268,828 |
| Equity securities listed elsewhere | **108,471** | 85,222 | **108,471** | 85,222 |
| Total | **869,004,738** | 658,829,550 | **872,076,738** | 661,354,050 |

## 26. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. At 30th June, 2007, of the advances, HK$12,240,884 (2006: HK$15,572,781) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

## 27. LONG-TERM LOANS RECEIVABLE

| | THE GROUP | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| Total long-term variable-rate loans receivable | **80,841,114** | 189,918,695 |
| Less: Current portion shown under current assets | **(5,722,685)** | (8,474,210) |
| | **75,118,429** | 181,444,485 |

The Group offers loans to buyers of properties sold by the Group and the repayment term of the loans is specified in the respective loan agreements.

Included in the carrying amount of loans receivable at 30th June, 2007 is accumulated impairment loss of HK$12,262,803 (2006: HK$12,699,270).

The exposure of the Group's variable-rate loans receivable to interest rate risks and their contracted maturity dates are as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Variable-rate loans receivable: | | |
| Within one year | **5,722,685** | 8,474,210 |
| In more than one year but not more than five years | **14,977,821** | 29,742,261 |
| In more than five years | **60,140,608** | 151,702,224 |
| | **80,841,114** | 189,918,695 |

The Group's long-term loans receivable carry effective interest rates (which are also the contracted interest rates) at prime rate plus a margin per annum.

## 28. ACCOUNTS AND OTHER RECEIVABLES

At 30th June, 2007, included in accounts and other receivables of the Group are trade receivables of HK$3,470,742,516 (2006: HK$5,436,281,700). Trade receivables mainly comprise rental receivables which are billed in advance and settlements are expected upon receipts of billings and properties sales proceeds receivable.

The following is an aged analysis of trade receivables at the reporting date:

| | THE GROUP | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| 0 – 30 days | **3,362,513,877** | 5,386,330,566 |
| 31 – 60 days | **30,644,229** | 8,295,315 |
| 61 – 90 days | **8,511,773** | 5,225,874 |
| Over 90 days | **69,072,637** | 36,429,945 |
| | **3,470,742,516** | 5,436,281,700 |

Trade receivables over 90 days amounting to HK$69,072,637 (2006: HK$36,429,945) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

## 29. RESTRICTED BANK DEPOSITS/TIME DEPOSITS, BANK BALANCES AND CASH

The restricted bank deposits of the Group represent rental income received from certain properties which have been charged but can be applied for settlement of property expenses, interest payment and principal repayment of the corresponding secured bank loans. The restricted bank deposits and time deposits carry variable interest rates, ranging from 3.000% to 5.125% (2006: 3.100% to 4.825%) per annum.

## 30. ACCOUNTS AND OTHER PAYABLES

At 30th June, 2007, included in accounts and other payables of the Group are trade payables of HK$389,281,818 (2006: HK$67,235,719).

The following is an aged analysis of trade payables at the reporting date:

| | THE GROUP | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| 0 – 30 days | **344,065,103** | 28,235,978 |
| 31 – 60 days | **20,914,377** | 13,355,250 |
| 61 – 90 days | **9,027,243** | 6,314,353 |
| Over 90 days | **15,275,095** | 19,330,138 |
| | **389,281,818** | 67,235,719 |

## 31. BANK BORROWINGS

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| Short-term bank loans | | | | |
| Secured | – | 4,564,000 | **2,712,002,542** | 1,998,942,600 |
| Unsecured | – | – | **744,794,539** | 1,100,000,000 |
| Total short-term bank loans | – | 4,564,000 | **3,456,797,081** | 3,098,942,600 |
| Long-term unsecured bank loans | | | | |
| On demand or within one year | – | – | – | 62,792,470 |
| More than one year but not exceeding two years | – | – | **99,683,741** | 807,792,470 |
| More than two years but not exceeding three years | – | – | **496,236,007** | 224,415,060 |
| | – | – | **595,919,748** | 1,095,000,000 |
| Less: Current portion shown under current liabilities | – | – | – | (62,792,470) |
| | – | – | **595,919,748** | 1,032,207,530 |
| Long-term secured bank loans | | | | |
| On demand or within one year | – | – | **319,078,313** | 349,034,000 |
| More than one year but not exceeding two years | – | – | **1,728,879,971** | 3,334,534,000 |
| More than two years but not exceeding three years | – | – | **6,286,393,689** | 1,593,634,000 |
| More than three years but not exceeding four years | – | – | **2,722,157,501** | 6,076,583,000 |
| More than four years but not exceeding five years | – | – | **431,933,951** | 1,328,861,340 |
| | – | – | **11,488,443,425** | 12,682,646,340 |
| Less: Current portion shown under current liabilities | – | – | **(319,078,313)** | (349,034,000) |
| | – | – | **11,169,365,112** | 12,333,612,340 |
| Total bank loans – due after one year | – | – | **11,765,284,860** | 13,365,819,870 |
| Total bank loans | – | 4,564,000 | **15,541,160,254** | 16,876,588,940 |

The Company does not have any long-term borrowings at the balance sheet date.

## 31. BANK BORROWINGS *(Continued)*

All of the bank borrowings carry contracted interest rates (which are also the effective interest rates) at HIBOR/SIBOR plus a margin per annum.

The Group's bank borrowings that are denominated in currencies other than the functional currency of the relevant group entities are set out below:

| | HK$ equivalent of United States Dollars *HK$* |
|---|---|
| **As at 30th June, 2007** | **–** |
| As at 30th June, 2006 | 300,000,000 |

## 32. SECURED OTHER LOANS

The secured other loans of the Group carry contracted interest rate (which are also the effective interest rates) at prime rate plus a margin per annum.

The Group's secured other loans that are denominated in currencies other than the functional currency of the relevant group entities are set out below:

| | HK$ equivalent of United States Dollars *HK$* |
|---|---|
| **As at 30th June, 2007** | **–** |
| As at 30th June, 2006 | 17,413,760 |

## 33. CONVERTIBLE BONDS

On 30th November, 2004, a wholly-owned subsidiary of the Company, Getsmart Finance Limited ("Getsmart"), issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in November 2009. The convertible bonds carry a right to convert at any time on and after 30th December, 2004 up to the close of business on 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share, subject to anti-dilutive adjustments. During the year, the Company adjusted the conversion price from HK$9.225 per share to HK$9.100 per share in accordance with the anti-dilutive provisions of the convertible bonds agreements. The adjustment of the conversion price became effective on 14th December, 2006.

All or some of the convertible bonds are redeemable at the option of the relevant holder at their principal amount together with accrued interest on 30th November, 2007. If at any time the aggregate principal amount of the convertible bonds outstanding is less than 10 per cent of the aggregate principal amount originally issued, Getsmart shall have the option to redeem such outstanding bonds in whole but not in part at their principal amount together with accrued interest.

## 33. CONVERTIBLE BONDS *(Continued)*

The convertible bonds were split between the liability and equity elements. The equity element is presented in equity heading "Recognition of equity component of convertible bonds". The effective interest rate of the liability component is 4.05%.

In accordance with HKAS 39, the redemption element at the option of the bondholders of the convertible bonds prior to maturity represents an embedded derivative instrument which is not closely related to the bond and hence, should be accounted for separately. The Directors had assessed the fair value of the redemption option at the right of the bondholders of the convertible bonds at 1st July, 2005, at respective dates of conversion and at the balance sheet date and consider its fair value is insignificant.

The movements of the liability component of the convertible bonds for the year are set out below:

| | THE GROUP | |
|---|---|---|
| | **2007** | 2006 |
| | ***HK$*** | *HK$* |
| Liability component at 1st July | **2,221,745,487** | 2,258,927,488 |
| Interest charged | **21,974,323** | 91,376,659 |
| Interest paid | **(1,620,343)** | (39,706,286) |
| Conversion during the year | **(2,242,099,467)** | (88,852,374) |
| Liability component at 30th June | **–** | 2,221,745,487 |

The principal amount of the convertible bonds of HK$2,403,540,000 as at 30th June, 2006, was fully converted during the year.

## 34. SHARE CAPITAL

| | 2007 Number of ordinary shares of HK$1.00 each | 2007 Nominal value HK$ | 2006 Number of ordinary shares of HK$1.00 each | 2006 Nominal value HK$ |
|---|---|---|---|---|
| Authorised: | | | | |
| At 1st July and at 30th June | **6,000,000,000** | **6,000,000,000** | 6,000,000,000 | 6,000,000,000 |
| Issued and fully paid: | | | | |
| At 1st July | **4,303,699,473** | **4,303,699,473** | 4,348,057,662 | 4,348,057,662 |
| Issue of shares in lieu of cash dividends | **89,247,550** | **89,247,550** | 77,073,444 | 77,073,444 |
| Issued upon conversion of convertible bonds | **261,459,644** | **261,459,644** | 10,456,367 | 10,456,367 |
| Cancellation upon repurchase of own shares | **(44,020,000)** | **(44,020,000)** | (131,888,000) | (131,888,000) |
| At 30th June | **4,610,386,667** | **4,610,386,667** | 4,303,699,473 | 4,303,699,473 |

During the year, 44,020,000 ordinary shares repurchased on the Stock Exchange were cancelled. The nominal value of HK$44,020,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$733,975,785 was paid out from the Company's retained profits.

On 14th December, 2006 and 16th May, 2007, the Company issued and allotted a total of 70,548,824 ordinary shares and 18,698,726 ordinary shares of HK$1.00 each at an issue price of HK$14.644 and HK$17.416 each, respectively, in lieu of cash for the 2006 final and 2007 interim dividends.

During the year, a total of HK$2,403,540,000 in principal amount of the convertible bonds of the Group were converted into 261,459,644 ordinary shares of HK$1.00 each of the Company at a conversion price of HK$9.225 per share (applicable to conversion before 14th December, 2006) or HK$9.100 per share (applicable to conversion on or after 14th December, 2006).

These shares rank pari passu in all respects with the existing shares.

## 35. SHARE PREMIUM AND RESERVES

| | Share premium HK$ | Investment revaluation reserve HK$ | Recognition of equity component of convertible bonds HK$ | Capital redemption reserve HK$ | Retained profits HK$ | Total HK$ (as restated) |
|---|---|---|---|---|---|---|
| **THE COMPANY** | | | | | | |
| At 30th June, 2005 – originally stated | 11,080,547,676 | 269,232,471 | 182,663,817 | 192,050,000 | 11,995,515,022 | 23,720,008,986 |
| Effect of changes in accounting policies *(Note 3)* | – | – | – | – | 80,726 | 80,726 |
| At 1st July, 2005 – as restated | 11,080,547,676 | 269,232,471 | 182,663,817 | 192,050,000 | 11,995,595,748 | 23,720,089,712 |
| Deficit on revaluation recognised directly in equity | – | (2,229,506) | – | – | – | (2,229,506) |
| Profit for the year – as restated | – | – | – | – | 2,069,707,032 | 2,069,707,032 |
| Total recognised (expenses) income for the year | – | (2,229,506) | – | – | 2,069,707,032 | 2,067,477,526 |
| Premium on issue of shares upon scrip dividends | 669,574,617 | – | – | – | – | 669,574,617 |
| Shares issue expenses | (90,000) | – | – | – | – | (90,000) |
| Cancellation upon repurchase of own shares | – | – | – | 131,888,000 | (1,330,323,360) | (1,198,435,360) |
| Issue of shares upon conversion of convertible bonds | 86,938,917 | – | (8,542,910) | – | – | 78,396,007 |
| Final dividend – 2005 | – | – | – | – | (491,050,421) | (491,050,421) |
| Interim dividend – 2006 | – | – | – | – | (365,390,456) | (365,390,456) |
| At 30th June, 2006 – as restated | 11,836,971,210 | 267,002,965 | 174,120,907 | 323,938,000 | 11,878,538,543 | 24,480,571,625 |
| Surplus on revaluation recognised directly in equity | – | 130,401,884 | – | – | – | 130,401,884 |
| Profit for the year | – | – | – | – | 3,674,994,063 | 3,674,994,063 |
| Total recognised income for the year | – | 130,401,884 | – | – | 3,674,994,063 | 3,805,395,947 |
| Premium on issue of shares upon scrip dividends | 1,269,526,439 | – | – | – | – | 1,269,526,439 |
| Shares issue expenses | (627,698) | – | – | – | – | (627,698) |
| Cancellation upon repurchase of own shares | – | – | – | 44,020,000 | (733,975,785) | (689,955,785) |
| Issue of shares upon conversion of convertible bonds | 2,193,507,600 | – | (212,867,777) | – | – | 1,980,639,823 |
| Reversal of deferred taxation on conversion of convertible bonds | – | – | 38,746,870 | – | – | 38,746,870 |
| Final dividend – 2006 | – | – | – | – | (1,347,557,347) | (1,347,557,347) |
| Interim dividend – 2007 | – | – | – | – | (391,672,138) | (391,672,138) |
| **At 30th June, 2007** | **15,299,377,551** | **397,404,849** | **–** | **367,958,000** | **13,080,327,336** | **29,145,067,736** |

## 36. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

| | Accelerated tax depreciation *HK$* | Revaluation of properties *HK$* | Equity component of convertible bonds *HK$* | Tax losses *HK$* | Others *HK$* | Total *HK$* |
|---|---|---|---|---|---|---|
| At 1st July, 2005 | 146,726,517 | 1,601,612,675 | 38,746,870 | (78,016,755) | (4,053,105) | 1,705,016,202 |
| Exchange realignment | – | – | – | – | 3,411,987 | 3,411,987 |
| Charged to income for the year | 45,096,090 | 130,288,158 | – | 1,517,437 | 290,381 | 177,192,066 |
| At 30th June, 2006 | 191,822,607 | 1,731,900,833 | 38,746,870 | (76,499,318) | (350,737) | 1,885,620,255 |
| Exchange realignment | – | – | – | – | 2,808,208 | 2,808,208 |
| Charged (credited) to income for the year | 38,625,169 | 358,456,619 | – | (3,043,862) | (1,843,773) | 392,194,153 |
| Credited to equity on conversion of convertible bonds | – | – | (38,746,870) | – | – | (38,746,870) |
| **At 30th June, 2007** | **230,447,776** | **2,090,357,452** | **–** | **(79,543,180)** | **613,698** | **2,241,875,746** |

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset.

At 30th June, 2007, the Group had unused tax losses of approximately HK$1,864,896,000 (2006: HK$1,914,045,000) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$454,532,000 (2006: HK$437,139,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,410,364,000 (2006: HK$1,476,906,000) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

At 30th June, 2007, the Group had deductible temporary differences of approximately HK$2,054,486,000 (2006: HK$2,338,482,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was HK$54,913,583 (2006: HK$26,429,630). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

## 37. ADVANCES FROM ASSOCIATES

The advances from associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2007, HK$481,657,809 (2006: HK$419,667,556) of the advances bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

## 38. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at effective rate determined based on cost-of-funds plus a margin per annum and have no fixed repayment terms. The minority shareholders agreed not to demand repayment within the next twelve months from the balance sheet date and the advances are therefore shown as non-current.

## 39. JOINTLY CONTROLLED OPERATIONS

The Group has entered into a joint venture agreement in the form of a jointly controlled operation to jointly develop a residential/commercial project in Hong Kong.

At 30th June, 2007, the aggregate amount of assets, liabilities, income and expenses recognised in the consolidated financial statements in relation to interests in jointly controlled operations are as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Assets | **3,726,568,752** | 2,966,461,749 |
| Liabilities | **1,930,455,874** | 2,145,362,346 |
| Income | **2,980,203,962** | - |
| Expense | **1,981,961,927** | 12,554 |

## 40. MAJOR NON-CASH TRANSACTIONS

On 14th December, 2006 and 16th May, 2007, the Company issued and allotted a total of 70,548,824 ordinary shares and 18,698,726 ordinary shares of HK$1.00 at HK$14.644 and HK$17.416 each, respectively, in the Company in lieu of cash for the 2006 final and 2007 interim dividends.

## 41. PLEDGE OF ASSETS

(a) At 30th June, 2007, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$20,766,056,000 (2006: HK$20,990,851,000) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances, amounting to approximately HK$39,948,000,000 (2006: HK$43,323,000,000). At that date, the facilities were utilised to the extent of HK$14,222,726,000 (2006: HK$14,726,141,000).

(b) At 30th June, 2007, investments in and advances to certain associates amounting to approximately HK$3,899,000,000 (2006: HK$2,225,000,000), in addition to certain assets pledged by the associates, were pledged to or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$7,580,450,000 (2006: HK$4,836,384,000), of which HK$5,581,150,000 (2006: HK$4,067,384,000) was utilised by the associates and guaranteed by the Company.

## 42. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Other than as disclosed in Note 15, at the balance sheet date, the Company and the Group had commitments and contingent liabilities as follows:

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| (i) Commitments in respect of property development expenditure: | | | | |
| Authorised but not contracted for | – | – | **135,066,909** | 62,054,172 |
| Contracted but not provided for | – | – | **4,538,738,608** | 2,800,447,836 |
| | – | – | **4,673,805,517** | 2,862,502,008 |
| (ii) Guarantees in respect of banking facilities of: | | | | |
| Subsidiaries – Utilised | **15,370,926,000** | 15,964,127,360 | – | – |
| Associates – Utilised | **5,581,150,000** | 4,067,384,000 | **5,581,150,000** | 4,067,384,000 |
| | **20,952,076,000** | 20,031,511,360 | **5,581,150,000** | 4,067,384,000 |

Out of the guarantee amounts at 30th June, 2007, HK$9,366,238 (2006, restated: HK$8,521,566) was recognised in the Group's financial statements as financial guarantee contracts.

## 42. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

(b) At the balance sheet date, share of capital commitments and contingent liabilities of associates are as follows:

| | THE COMPANY | | THE GROUP | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | ***HK$*** | *HK$* | ***HK$*** | *HK$* |
| (i) Share of capital commitments in respect of property development expenditure: | | | | |
| Authorised but not contracted for | – | – | **163,552** | – |
| Contracted but not provided for | – | – | **105,829,744** | 152,273,820 |
| | – | – | **105,993,296** | 152,273,820 |
| (ii) Share of contingent liabilities *(Note 23)* | – | – | **131,021,000** | 131,021,000 |

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge ruled in favour of Hang Lung on the 2nd day of August, 2004 (the "Judgment").

On legal advice Mariner lodged an appeal against the Judgment, which was heard in the Court of Appeal in November 2005. The Court of Appeal on 30th December, 2005 handed down a judgment dismissing Mariner's appeal against the Judgment, finding in favour of Hang Lung. Acting on legal advice, Mariner has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Mariner against Hang Lung so as to : (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the Agreement; (iii) order repayment by Hang Lung to Mariner of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Mariner damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Mariner. Damages, claims for interest and costs against Hang Lung have not been able to be accounted for in the financial statements of Mariner as these amounts have yet to be agreed or decided by the courts.

## 43. OPERATING LEASE ARRANGEMENTS

**The Group as lessor**

Property rental income earned during the year, net of outgoings of HK$174,700,772 (2006: HK$122,543,692), was HK$973,940,674 (2006: HK$875,791,151). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Within one year | **843,559,351** | 831,690,809 |
| In the second to fifth year inclusive | **852,891,958** | 955,920,695 |
| After five years | **39,194,320** | 13,820,364 |
| | **1,735,645,629** | 1,801,431,868 |

**The Group as lessee**

Minimum lease payments paid under operating leases during the year was approximately HK$30,680,994 (2006: HK$26,034,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Within one year | **29,163,340** | 11,874,196 |
| In the second to fifth year inclusive | **12,685,500** | 4,688,801 |
| | **41,848,840** | 16,562,997 |

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

The Company did not have any significant commitments either as a lessor or a lessee at the balance sheet date.

## 44. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The Group is also required to make contributions to state pension scheme, the Central Provident Fund, based on certain percentages of the monthly salaries of the employees of the Company's subsidiaries operating in Singapore. The Group has no other obligations under this state pension scheme other than the contribution payments.

## 45. RELATED PARTY DISCLOSURES

In the ordinary course of business, the Group had the following transactions with related parties:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| **(a) Related companies** | | |
| Service fees received therefrom *(Note i)* | **43,773,841** | 40,829,084 |
| Rental paid thereto *(Note i)* | **30,680,994** | 26,033,699 |
| Consultancy fee paid thereto *(Note ii)* | **1,666,664** | 1,666,664 |

*Note i: Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the related companies.*

*Note ii: The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, Non-executive Director of the Company, was interested in this transaction as a sole proprietor of the related company.*

| | **2007** | 2006 |
|---|---|---|
| **(b) Associates** | | |
| Service fees paid thereto | **10,793,540** | 10,521,671 |
| Management fees received therefrom | **14,779,470** | 12,848,644 |
| Interest income received therefrom | **61,786,703** | 61,515,841 |
| Interest expenses paid thereto | **7,717,271** | 9,572,393 |
| Imputed interest income on non-current interest-free advances to associates | **237,078,415** | 118,976,897 |
| Imputed interest expense on non-current interest-free advances from associates | **60,900,450** | 26,738,264 |

Certain of the above related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed on pages 40 to 52 in the Directors' report.

## 45. RELATED PARTY DISCLOSURES *(Continued)*

Details of the outstanding balances with associates at the balance sheet date are set out in the balance sheet and in Notes 23 and 37.

In addition, as set out in Notes 41 and 42, the Company and the Group have granted guarantees and pledged certain assets to banks and financial institutions for facilities granted to the associates.

**Compensation of key management personnel**

The remuneration of Directors during the year was as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| Short-term benefits | **32,859,906** | 21,180,848 |
| Retirement benefits scheme contributions | **90,000** | 90,000 |
| | **32,949,906** | 21,270,848 |

The remuneration of the Directors is determined by Remuneration Committee having regard to the performance of individuals and market trends.

## 46. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2007, which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| ***Direct:*** | | | | | |
| Best Result Cleaning Services Limited | Hong Kong | Ordinary | HK$2 | 100 | Cleaning services |
| Fu King Investment Limited | Hong Kong | Ordinary | HK$1,000,000 | 100 | Investment holding |
| Getsmart Finance limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Financing |

## 46. PRINCIPAL SUBSIDIARIES *(Continued)*

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| ***Direct:** (Continued)* | | | | | |
| Glorypark Limited | Hong Kong | Ordinary | HK$1,000 | 100 | Property investment |
| Hong Kong Elite Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| King Chance Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Investment holding |
| Landscape Investment Limited | Hong Kong/ The People's Republic of China, other than Hong Kong ("PRC") | Ordinary | HK$2 | 100 | Property development |
| Prime Reward Finance Limited | Hong Kong | Ordinary | HK$2 | 100 | Financing |
| Serenity Park Building Management Limited | Hong Kong | Ordinary | HK$10 | 100 | Building management |
| Sharp Rise Company Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading |
| Sing-Ho Finance Company Limited | Hong Kong | Ordinary | HK$30,000,000 | 100 | Financing |
| Sino Administration Services Limited | Hong Kong | Ordinary | HK$3 | 100 | Administration services |
| Sino Estates Management Limited | Hong Kong | Ordinary | HK$2 | 100 | Building management |
| Sino Estates Services Limited | Hong Kong | Ordinary | HK$20 | 100 | Building management |
| Sino Security Services Limited | Hong Kong | Ordinary | HK$2 | 100 | Security services |
| World Ace Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect:* | | | | | |
| Ackerley Estates Limited | Hong Kong | Ordinary | HK$20,000,000 | 100 | Property investment |
| Active Success Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Advance Profit Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Alfaso Investment Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Allways Success Finance Limited | Hong Kong | Ordinary | HK$10 | 100 | Mortgage loan financing |
| Ample Way Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Apex Speed Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Beauty Plaza Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Bestone Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Best Origin Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Better Sino Limited | Hong Kong/ PRC | Ordinary | HK$2 | 100 | Property development |
| Century Profit Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Cheer Result Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Dragon (Hong Kong) Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| e.Sino Company Limited | Hong Kong | Ordinary | HK$2 | 100 | Investment holding |
| Elegant Lane Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Entertainment City Limited | Hong Kong | Ordinary | HK$4,500,000 | 100 | Property investment |
| Ever Champion Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading |
| Falcon City Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Famous General Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Famous Palace Properties Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Far Gain Limited | Hong Kong | Ordinary | HK$10,000 | 100 | Property investment |
| Firm Wise Investment Limited | Hong Kong | Ordinary | HK$10 | 70 | Property investment |
| Forlink Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Fortune Garden Inc. | Republic of Liberia/ Hong Kong | Registered/ Bearer | US$1 | 100 | Share investment |
| Free Champion Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Full Fair Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Fullerton Hotels & Resorts Pte. Limited | Singapore | Ordinary | S$10,000 | 100 | Management services |
| Fung Yuen Construction Company Limited | Hong Kong | Ordinary | HK$1,000,000 | 100 | Building construction |
| Glenery Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |

For the year ended 30th June, 2007

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| Global Honest Finance Limited | Hong Kong | Ordinary | HK$2 | 100 | Mortgage loan financing |
| Globaland Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Golden Leaf Investment Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Grace Rays Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Grand Creator Investment (BVI) Limited | British Virgin Islands/ Hong Kong | Ordinary | US$10 | 60 | Investment holding |
| Grand Creator Investment Limited | Hong Kong | Ordinary | HK$2 | 60 | Property trading |
| Grand Empire Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Project management |
| Grandeal Limited | Hong Kong/ PRC | Ordinary | HK$2 | 100 | Property trading |
| Great Land (HK) Limited | Hong Kong | Ordinary | HK$1,000,000 | 100 | Property trading and investment |
| Handsome Lift Investment (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Hang Hau Station (Project Management) Limited | Hong Kong | Ordinary | HK$2 | 60 | Project management |
| Harvestrade Investment Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property trading and investment |
| Hickson Limited | Hong Kong | Ordinary | HK$20 | 100 | Property investment |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| ***Indirect:*** *(Continued)* | | | | | |
| High Elite Finance Limited | Hong Kong | Ordinary | HK$2 | 100 | Mortgage loan financing |
| High Elite Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Jade Bird Development Limited | Hong Kong | Ordinary | HK$100,000 | 100 | Property trading and investment |
| Jade Line Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Jade Mate Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Jade Pine Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Jade Queen Properties Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Jet Rise Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| King Century Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Kingdom Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Land Success Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Lucky Fortress Inc. | Republic of Liberia/ Hong Kong | Registered/ Bearer | US$1 | 100 | Share investment |
| Mackey Limited | Hong Kong | Ordinary | HK$100 | 100 | Property trading |
| Mander Investment Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |
| Mass Success Limited | Hong Kong | Ordinary | HK$1,000 | 100 | Property trading |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| Morbest Profits Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |
| Multipurpose Investment Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property trading and investment |
| Nice Scene International Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Investment holding |
| Ocean Treasure (Hong Kong) Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Octerworth Enterprises Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Orient Harvest International Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Pacific Elite Limited | Hong Kong | Ordinary | HK$2 | 100 | Financing |
| Parason Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |
| Peace Success Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading |
| Perfect Sun Properties Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Pioneer Parking Limited | Hong Kong | Ordinary | HK$2 | 100 | Carpark operation |
| Precious Land Pte. Limited | Singapore | Ordinary | S$2 | 100 | Property investment |
| Precious Quay Pte. Ltd. | Singapore | Ordinary | S$10,000 | 100 | Property development |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| Precious Treasure Pte Ltd | Singapore | Ordinary | S$20,000,000 | 100 | Hotel operation and property investment |
| Premium Living Limited | Hong Kong | Ordinary | HK$2 | 100 | Premium living services |
| Pridegate (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Prime Harvest (Administration Services) Limited | Hong Kong | Ordinary | HK$2 | 100 | Consultant services provider |
| Prime Harvest Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Primewin Properties Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Profit Land Limited | Hong Kong | Ordinary | HK$2 | 100 | Decoration services provider |
| Rainbow City Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Rankchief Company Limited | Hong Kong | Ordinary | HK$200 | 100 | Property trading |
| Real Maker Development Limited | Hong Kong | Ordinary | HK$200,000 | 90 | Property investment |
| Regent Profit Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Region One Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Residence Oasis Finance Company Limited | Hong Kong | Ordinary | HK$2 | 60 | Mortgage loan financing |
| Rich Tact International (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| Richtune Investment Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |
| Rickson Investment Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Investment holding |
| Roystar Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Investment holding |
| Ruddiman Trading Company Limited | Hong Kong | Ordinary | HK$100,000 | 100 | Investment holding |
| Saky Investment (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Salia Limited | Hong Kong/PRC | Ordinary | HK$2 | 100 | Property development |
| Shine Harvest International Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Sidak Investment Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property trading and investment |
| Silver Palm Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Silver Target Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Sino Land Finance Limited | Hong Kong | Ordinary | HK$2 | 100 | Deposit placing |
| Sino Land (Fuzhou) Company Limited *(Note)* | PRC | Registered | HK$50,000,000 | 100 | Property development |
| Sino Land (Guangzhou) Company Limited *(Note)* | PRC | Registered | US$3,200,000 | 100 | Property development |
| Sino Land (Zhangzhou) Company Limited *(Note)* | PRC | Registered | HK$94,150,000 | 100 | Property development |

## 46. PRINCIPAL SUBSIDIARIES (Continued)

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| *Indirect: (Continued)* | | | | | |
| Sino Land Investment (Holdings) Ltd. | Cayman Islands/ Hong Kong | Ordinary | US$6,000,000 | 100 | Investment holding |
| Standard Union Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Share investment |
| Success One Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Sunny Force Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Super One Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Success United Limited | Hong Kong | Ordinary | HK$2 | 100 | Financing |
| Sunrise Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading and investment |
| Thousand Growth Development Limited | Hong Kong | Ordinary | HK$20,000 | 100 | Property investment |
| Timeshare Development (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Trans China Investment Limited | Hong Kong | Ordinary | HK$2 | 100 | Property investment |
| Triple Reach International (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Triumph One Limited | Hong Kong | Ordinary | HK$10,000 | 100 | Property trading and investment |
| Union Development Limited | Hong Kong | Ordinary | HK$2 | 100 | Property trading |

## 46. PRINCIPAL SUBSIDIARIES *(Continued)*

| Name of subsidiary | Place of incorporation/ establishment/ operation | Class of shares held | Issued share/ registered capital | Proportion of nominal value of issued share capital/registered capital held by the Company % | Principal activities |
|---|---|---|---|---|---|
| ***Indirect:** (Continued)* | | | | | |
| Vasilon Pte Ltd | Singapore | Ordinary | S$2 | 100 | Investment holding |
| Weiland Development Company Limited | Hong Kong | Ordinary | HK$33,140,000 | 100 | Property investment |
| Well Growth International Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Investment holding |
| Wendia Limited | Hong Kong | Ordinary | HK$20 | 100 | Property investment |
| Wicorp Development Limited | Hong Kong/PRC | Ordinary | HK$2 | 100 | Property trading |
| Will Glory Company (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |
| Win Harvest (HK) Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Wingreat International Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100 | Share investment |
| Wise Century Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| Wise Mate Limited | Hong Kong | Ordinary | HK$2 | 100 | Property development |
| World Empire Investment (CI) Limited | Cayman Islands/ Hong Kong | Ordinary | US$1 | 100 | Property investment |

*Note:*

Sino Land (Fuzhou) Company Limited, Sino Land (Guangzhou) Company Limited and Sino Land (Zhangzhou) Company Limited are wholly foreign owned enterprises established in the PRC.

## 47. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2007, which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

| Name of associate | Place of incorporation/ establishment/ operation | Class of shares held | Proportion of nominal value of issued share capital/registered capital held by the Company Directly % | Indirectly % | Total % | Principal activities |
|---|---|---|---|---|---|---|
| Ace Glory Limited | Hong Kong | Ordinary | – | 25 | 25 | Property development |
| Asian Success Investments Limited | Hong Kong | Ordinary | – | 33.3 | 33.3 | Property trading |
| Astoria Estate Management Company Limited | Hong Kong | Ordinary | – | 50 | 50 | Building management |
| Benefit Bright Limited | Hong Kong | Ordinary | – | 42.5 | 42.5 | Property trading and investment |
| Best Profit Limited | Hong Kong | Ordinary | – | 50 | 50 | Property development |
| Better Chief Limited | Hong Kong | Ordinary | 50 | – | 50 | Property investment |
| Beverhill Limited | Hong Kong | Ordinary | – | 20 | 20 | Property investment |
| Boatswain Enterprises Limited | Hong Kong | Ordinary | – | 20 | 20 | Property investment |
| Brisbane Trading Company Limited | Hong Kong | Ordinary and non-voting deferred | – | 50 | 50 | Property trading |
| Century Rise Limited | Hong Kong | Ordinary | – | 50 | 50 | Property development |
| Cheer City Properties Limited | Hong Kong | Ordinary | – | 20 | 20 | Property investment |
| C.H.K.C. Building Management Limited | Hong Kong | Ordinary | – | 25 | 25 | Building management |
| Cosmos Door Limited | Hong Kong | Ordinary | – | 50 | 50 | Property investment |
| Credit World Limited | Hong Kong | Ordinary | – | 20 | 20 | Property trading |
| Direct Win Development Limited | Hong Kong | Ordinary | – | 33.3 | 33.3 | Property trading |

For the year ended 30th June, 2007

## 47. PRINCIPAL ASSOCIATES *(Continued)*

| Name of associate | Place of incorporation/ establishment/ operation | Class of shares held | Proportion of nominal value of issued share capital/registered capital held by the Company Directly % | Indirectly % | Total % | Principal activities |
|---|---|---|---|---|---|---|
| Dramstar Company Limited | Hong Kong | Ordinary | – | 22 | 22 | Property trading |
| Empire Funds Limited | Hong Kong | Ordinary | – | 50 | 50 | Property trading |
| Enterprico Investment Limited | Hong Kong | Ordinary | – | 50 | 50 | Loan financing |
| Eternal Honest Finance Company Limited | Hong Kong | Ordinary | – | 50 | 50 | Mortgage loan financing |
| Famous Empire Finance Limited | Hong Kong | Ordinary | – | 40 | 40 | Mortgage loan financing |
| Famous Empire Properties Limited | Hong Kong | Ordinary | – | 40 | 40 | Property trading and investment |
| Finedale Industries Limited | Hong Kong | Ordinary | – | 33.3 | 33.3 | Property investment |
| Full Raise International Limited | British Virgin Islands/ Hong Kong | Ordinary | – | 25 | 25 | Investment holding |
| Gloryland Limited | Hong Kong | Ordinary | – | 33.3 | 33.3 | Property investment |
| Golden Famous International Limited | Hong Kong | Ordinary | – | 25 | 25 | Property trading |
| Grace Sign Limited | Hong Kong | Ordinary | – | 30 | 30 | Property trading |
| Grand Palisades Finance Company Limited | Hong Kong | Ordinary | – | 20 | 20 | Mortgage loan financing |
| Greenroll Limited | Hong Kong | Ordinary | – | 30 | 30 | Hotel operation |
| Harvest Sun Limited | Hong Kong | Ordinary | – | 30 | 30 | Property trading and investment |
| Hua Qing Holdings Pte Ltd | Singapore | Ordinary | – | 20 | 20 | Investment holding |
| Island Resort Estate Management Company Limited | Hong Kong | Ordinary | – | 40 | 40 | Building management |
| Lead Bright Finance Limited | Hong Kong | Ordinary | – | 20 | 20 | Mortgage loan financing |

## 47. PRINCIPAL ASSOCIATES (Continued)

| Name of associate | Place of incorporation/ establishment/ operation | Class of shares held | Proportion of nominal value of issued share capital/registered capital held by the Company Directly % | Indirectly % | Total % | Principal activities |
|---|---|---|---|---|---|---|
| Lead Bright Limited | Hong Kong | Ordinary | – | 20 | 20 | Property trading |
| Million Success Limited | Hong Kong | Ordinary | – | 25 | 25 | Property investment |
| More Treasure Company Limited | Hong Kong | Ordinary | – | 25 | 25 | Property investment |
| Murdoch Investments Inc. | Republic of Panama/ Hong Kong | Ordinary | – | 45 | 45 | Property investment |
| Nimble Limited | British Virgin Islands/ Hong Kong | Ordinary | – | 45 | 45 | Investment holding |
| Olympian City 1 (Project Management) Limited | Hong Kong | Ordinary | – | 30 | 30 | Project management |
| Olympian City 2 (Project Management) Limited | Hong Kong | Ordinary | – | 42.5 | 42.5 | Project management |
| Olympian City 2 Finance Company Limited | Hong Kong | Ordinary | – | 50 | 50 | Mortgage loan financing |
| Prime Force Limited | Hong Kong | Ordinary | – | 50 | 50 | Property trading |
| Pui Hay Enterprises Limited | Hong Kong | Ordinary | – | 50 | 50 | Property trading |
| Rich Century Investment Limited | Hong Kong | Ordinary | 50 | – | 50 | Property investment |
| Silver Link Investment Limited | Hong Kong | Ordinary | – | 40 | 40 | Property trading and investment |
| Sino Parking Services Limited | Hong Kong | Ordinary | 50 | – | 50 | Carpark operation |
| Sino Real Estate Agency Limited | Hong Kong | Ordinary | 50 | – | 50 | Real estate agency |

## 47. PRINCIPAL ASSOCIATES *(Continued)*

| Name of associate | Place of incorporation/ establishment/ operation | Class of shares held | Proportion of nominal value of issued share capital/registered capital held by the Company Directly % | Indirectly % | Total % | Principal activities |
|---|---|---|---|---|---|---|
| Tat Lee Construction Company Limited | Hong Kong | Ordinary | 25 | – | 25 | Building construction |
| Union Empire Limited | Hong Kong | Ordinary | – | 50 | 50 | Property development |
| Union King (Hong Kong) Limited | Hong Kong | Ordinary | – | 45 | 45 | Property development |
| Victory World Limited | Hong Kong | Ordinary | – | 50 | 50 | Property trading and investment |
| Wide Harvest Investment Limited | Hong Kong | Ordinary | – | 25 | 25 | Property investment |
| Win Chanford Enterprises Limited | Hong Kong | Ordinary | 5 | 45 | 50 | Property investment |
| Wisekey Investment Limited | British Virgin Islands/ Hong Kong | Ordinary | – | 50 | 50 | Investment holding |
| 深圳中海信和地產開發有限公司 | PRC | Registered | – | 50 | 50 | Property trading |
| 中海信和(成都)物業發展有限公司 | PRC | Registered | – | 20 | 20 | Property development and trading |

# DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

| | **At 30th June, 2007** | At 30th June, 2006 |
|---|---|---|
| | ***HK$*** | *HK$* |
| The Group's share of total indebtedness of its affiliated companies | | |
| Bank loans | **6,692,137,173** | 3,929,683,782 |
| Other loans | **–** | 137,700,000 |
| | **6,692,137,173** | 4,067,383,782 |
| Advances from the Group | **10,495,368,071** | 9,188,411,604 |
| | **17,187,505,244** | 13,255,795,386 |
| The Group's share of capital commitments of its affiliated companies | | |
| Authorised but not contracted for | **163,552** | – |
| Contracted but not provided for | **105,829,744** | 152,273,820 |
| | **105,993,296** | 152,273,820 |
| The Group's share of contingent liabilities of its affiliated companies | **131,021,000** | 131,021,000 |

*Note: "Affiliated companies" mentioned above refers to associates of the Group.*

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **HONG KONG** | | | | | | | |
| 1. No. 1 Chatham Path Mid-levels, Hong Kong | 2072 | 100.0% | – | 7,800 | R | Completed | Existing |
| 2. 15 Shek O Headland, Hong Kong | 2047 | 100.0% | 2,970 | 2,228 | R | Completed | Existing |
| 3. 20-24 Staunton Street Central, Hong Kong | 2844 | 100.0% | 3,313 | 22,098 | R | Completed | Existing |
| | | | | 8,283 | C | | |
| | | | | 30,381 | | | |
| 4. 148 Electric Road North Point, Hong Kong | 2047 | 100.0% | 13,160 | 197,400 | C | Completed | Existing |
| 5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong | 2047 | 100.0% | 17,122 | 82,260 | R | Completed | Existing |
| 6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong | 2047 | 10.0% | 77,824 | 140,000 | C | Completed | Existing |
| 7. The Centrium 60 Wyndham Street, Central, Hong Kong | 2047 | 70.0% | 17,061 | 179,138 | C | Completed | Existing |
| 8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong | 2047 | 30.0% | – | 165,506 | H | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **HONG KONG** | | | | | | | |
| 9. Harbour Centre Harbour Road & Fleming Road, Hong Kong | 2128 | 16.7% | 32,626 | 40,167 | C | Completed | Existing |
| 10. Hollywood Centre 233 Hollywood Road, Hong Kong | 2128 | 50.0% | 6,706 | 44,988 | C | Completed | Existing |
| 11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong | 2047 | 40.0% | 275,470 | 75,676<br>53,602*<br>129,278<br>* 480 carparks | C<br>P | Completed | Existing |
| 12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong | 2047 | 100.0% | 7,818 | 119,298 | C | Completed | Existing |
| 13. One Capital Place 18 Luard Road, Wan Chai, Hong Kong | 2127 | 100.0% | 5,315 | 73,443 | C | Completed | Existing |
| 14. Pacific Palisades 1 Braemar Hill Road, Hong Kong | 2047 | 20.0% | 165,550 | 93,550 | R | Completed | Existing |
| 15. Pacific Plaza 418 Des Voeux Road West, Hong Kong | 2860 | 100.0% | 9,450 | 164,460 | C | Completed | Existing |
| 16. 25/F United Centre Queensway, Hong Kong | 2128 | 50.0% | – | 10,225 | C | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 17. No. 1 Hung To Road Kwun Tong, Kowloon | 2047 | 33.3% | 60,970 | 179,404 | I | Completed | Existing |
| 18. No.12, 14, 16 & 18 Hau Wong Road, Kowloon City, Kowloon | 2047 | 100.0% | 3,967 | 27,206 | R | Completed | Existing |
| | | | | 8,497 | C | | |
| | | | | 35,703 | | | |
| 19. The Astrid 180 Argyle Street, Kowloon | 2047 | 100.0% | 61,118 | 17,467 | R | Completed | Existing |
| 20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon | 2038 | 100.0% | 5,413 | 65,550 | C | Completed | Existing |
| 21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon | 2135 | 25.0% | 165,334 | 359,433 | C | Completed | Existing |
| 22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon | 2047 | 100.0% | 21,745 | 155,910 | I | Completed | Existing |
| 23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon | 2047 | 100.0% | 10,394 | 114,334 | I | Completed | Existing |
| 24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon | 2047 | 100.0% | 18,783 | 225,396 | C | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 25. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon | 2039 | 100.0% | 18,028 | 232,606 | C | Completed | Existing |
| 26. Kent Court 137 Boundary Street, Kowloon | 2047 | 100.0% | – | 3,072 | R | Completed | Existing |
| 27. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon | 2047 | 100.0% | 31,018 | 156,770<br>198,758*<br>355,528<br>* 474 carparks | C<br>P | Completed | Existing |
| 28. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon | 2047 | 100.0% | 25,995 | 941<br>192,694*<br>193,635<br>* 366 carparks | C<br>P | Completed | Existing |
| 29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon | 2047 | 30.0% | 712,614 | 41,979 | C | Completed | Existing |
| 30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon | 2047 | 42.5% | 708,577 | 217,297 | C | Completed | Existing |
| 31. Omega Plaza 32 Dundas Street, Kowloon | 2047 | 100.0% | 5,385 | 80,775 | C | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 32. One SilverSea 18 Hoi Fai Road, Kowloon | 2052 | 100.0% | 112,484 | 112,483 | C | Completed | Existing |
| 33. Parmanand House 51-52 Haiphong Road, Kowloon | 2863 | 100.0% | 1,800 | 18,043 | C | Completed | Existing |
| 34. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon | 2047 | 50.0% | 29,063 | 122,850 | I | Completed | Existing |
| 35. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon | 2047 | 100.0% | 10,370 | 114,103 | I | Completed | Existing |
| 36. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon | 2047 | 50.0% | 68,986 | 413,915 | C | Completed | Existing |
| 37. Sunshine Plaza Shopping Arcade, 17 Sung On Street, Hung Hom, Kowloon | 2047 | 100.0% | 26,598 | 58,887 | C | Completed | Existing |
| 38. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon | 2127 | 45.0% | 42,835 | 231,309 | C | Completed | Existing |
| 39. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon | 2047 | 100.0% | 21,110 | 238,187 | I/O | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 40. Yau Tong Industrial City<br>17 Ko Fai Road,<br>Yau Tong,<br>Kowloon | 2047 | 90.0% | 100,580 | 464,627 | I | Completed | Existing |
| **NEW TERRITORIES** | | | | | | | |
| 41. Avon Park<br>Shopping Mall,<br>15 Yat Ming Street,<br>Fanling,<br>New Territories | 2047 | 100.0% | 145,649 | 101,980 | C | Completed | Existing |
| 42. Citywalk<br>1 Yeung Uk Road,<br>Tsuen Wan,<br>New Territories | 2052 | 100.0% | 207,659 | 245,419 | C | Completed | Existing |
| 43. Golden Plaza<br>28 Shui Che Kwun Street,<br>Yuen Long,<br>New Territories | 2047 | 100.0% | 21,420 | 32,178<br>173,571*<br>205,749<br>* 438 carparks | C<br>P | Completed | Existing |
| 44. Grand Regentville<br>Shopping Arcade,<br>9 Wo Mun Street,<br>Fanling,<br>New Territories | 2049 | 100.0% | 131,448 | 71,462<br>148,292*<br>219,754<br>* 415 carparks | C<br>P | Completed | Existing |
| 45. Mansfield Industrial Centre<br>19 Hong Yip Street,<br>Tung Tau,<br>Yuen Long,<br>New Territories | 2047 | 100.0% | 52,582 | 111,253 | I | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **NEW TERRITORIES** | | | | | | | |
| 46. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories | 2047 | 100.0% | 64,261 | 57,316 | C | Completed | Existing |
| 47. Oceania Heights Shopping Mall, 2 Hoi Chu Road, Tuen Mun, New Territories | 2052 | 100.0% | 65,552 | 29,082 | C | Completed | Existing |
| 48. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories | 2047 | 100.0% | 26,522 | 84,988<br>166,976*<br>251,964<br>* 116 carparks | I<br>P | Completed | Existing |
| 49. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories | 2047 | 100.0% | 20,376 | 20,401<br>173,267*<br>193,668<br>* 450 carparks | C<br>P | Completed | Existing |
| 50. Rosedale Gardens Shopping Arcade, 133 Castle Peak Road, Tuen Mun, New Territories | 2047 | 100.0% | 29,956 | 35,213 | C | Completed | Existing |
| 51. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories | 2047 | 100.0% | 38,234 | 268,798<br>93,691*<br>362,489<br>* 268 carparks | C<br>P | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties for investment/own use** | | | | | | | |
| **NEW TERRITORIES** | | | | | | | |
| 52. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories | 2047 | 100.0% | 45,273 | 39,668<br>87,102*<br>126,770<br>* 261 carparks | C<br>P | Completed | Existing |
| 53. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories | 2047 | 100.0% | 17,362 | 170,570 | I | Completed | Existing |
| 54. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories | 2047 | 100.0% | 262,715 | 853,553<br>157,335*<br>1,010,888<br>* 525 carparks | C<br>P | Completed | Existing |
| 55. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories | 2047 | 40.0% | 69,428 | 22,772 | C | Completed | Existing |
| **MAINLAND CHINA** | | | | | | | |
| 56. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai | 2044<br>2046 | 22.4% | 163,624 | 301,145 | C | Completed | Existing |
| **OVERSEAS – SINGAPORE** | | | | | | | |
| 57. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore | 2096 | 100.0% | 232,115 | 466,423<br>80,433<br>546,856 | H<br>C | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties held for sales** | | | | | | | |
| **HONG KONG** | | | | | | | |
| 1. Far East Finance Centre<br>16 Harcourt Road,<br>Hong Kong | 2130 | 19.1% | 34,595 | 9,869 | C | Completed | Existing |
| 2. Island Resort<br>28 Siu Sai Wan Road,<br>Chai Wan,<br>Hong Kong | 2047 | 40.0% | 275,470 | 15,586 | R | Completed | Existing |
| **KOWLOON** | | | | | | | |
| 3. Central Park<br>18 Hoi Ting Road,<br>MTR Olympic Station,<br>Kowloon | 2047 | 42.5% | 708,577 | 5,437 | R | Completed | Existing |
| 4. Chevalier Commercial Centre<br>Wang Hoi Road,<br>Kowloon Bay,<br>Kowloon | 2047 | 33.3% | 44,350 | 12,168 | C | Completed | Existing |
| 5. Hewlett Centre<br>54 Hoi Yuen Road,<br>Kwun Tong,<br>Kowloon | 2047 | 100.0% | 38,000 | 15,099 | I | Completed | Existing |
| 6. Kowloon Plaza<br>485 Castle Peak Road,<br>Cheung Sha Wan,<br>Kowloon | 2047 | 100.0% | 19,375 | 25,702 | I | Completed | Existing |
| 7. Metro Centre<br>32 Lam Hing Street,<br>Kowloon Bay,<br>Kowloon | 2047 | 100.0% | 27,125 | 18,395 | I | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties held for sales** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 8. Mount Beacon 20 Cornwall Street, Kowloon Tong, Kowloon | 2052 | 33.3% | 158,231 | 17,876 | R | Completed | Existing |
| 9. One SilverSea 18 Hoi Fai Road, Kowloon | 2052 | 100.0% | 112,484 | 130,673 | R | Completed | Existing |
| 10. Pan Asia Centre 137 Wai Yip Street, Kwun Tong, Kowloon | 2047 | 100.0% | 5,760 | 66,512 | I | Completed | Existing |
| 11. Parc Palais 18 Wylie Road, King's Park, Kowloon | 2050 | 30.0% | 387,569 | 14,536 | R | Completed | Existing |
| 12. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon | 2047 | 42.5% | 708,577 | 4,972 | R | Completed | Existing |
| 13. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon | 2047 | 50.0% | 17,280 | 103,576 | I | Completed | Existing |
| **NEW TERRITORIES** | | | | | | | |
| 14. Cambridge Plaza 188 San Wan Road, Sheung Shui, New Territories | 2047 | 100.0% | - | 174,358 | I | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties held for sales** | | | | | | | |
| **NEW TERRITORIES** | | | | | | | |
| 15. Lincoln Centre 20 Yip Fung Street, Fanling, New Territories | 2047 | 100.0% | 21,163 | 61,144 | I | Completed | Existing |
| 16. Poly Centre 15 Yip Fung Street, Fanling, New Territories | 2047 | 100.0% | 18,191 | 10,430 | I | Completed | Existing |
| 17. Raleigh Centre 9 Yip Cheong Street, Fanling, New Territories | 2047 | 100.0% | 10,194 | 8,386 | I | Completed | Existing |
| 18. Sea Crest Terrace Mui Wo, Lantau Island, New Territories | 2047 | 100.0% | 7,976 | 800 | R | Completed | Existing |
| | | | | 7,498 | C | | |
| | | | | 8,298 | | | |
| 19. St. Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories | 2050 | 100.0% | 247,281 | 65,684 | R | Completed | Existing |
| 20. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories | 2047 | 100.0% | 20,000 | 15,468 | I | Completed | Existing |
| 21. Vision City 1 Yeung Uk Road, Tsuen Wan, New Territories | 2052 | 100.0% | 207,659 | 422,896 | R | Completed | Existing |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties held for sales** | | | | | | | |
| **MAINLAND CHINA** | | | | | | | |
| 22. Chengdu International Community Phase II and III Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan | 2074 | 20.0% | 14,253,628 | 67,555 | R | Completed | Existing |
| **Properties under development** | | | | | | | |
| **HONG KONG** | | | | | | | |
| 1. 256 Hennessy Road, Wan Chai, Hong Kong Hong Kong Inland Lot No. 2769 | 2127 | 100.0% | 4,791 | 71,862 | C | Superstructure works in progress | May 2008 |
| 2. 38 Repulse Bay Road, Hong Kong Rural Building Lot No. 380 (*) | 2084 | 100.0% | 16,176 | 12,132 | R | Demoltion works in progress | March 2009 |
| 3. 53 Conduit Road, Hong Kong The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613 | 2065 | 100.0% | 25,090 | 64,272 | R | Planning stage | December 2009 |
| **KOWLOON** | | | | | | | |
| 4. 464-474 Castle Peak Road, Sham Shui Po, Kowloon New Kowloon Inland Lot No. 1175-1177 | 2047 | 100.0% | 6,448 | 49,073<br>9,794<br>58,867 | R<br>C | Superstructure works in progress | October 2007 |
| 5. 305 Castle Peak Road, Sham Shui Po, Kowloon New Kowloon Inland Lot No. 939 | 2047 | 100.0% | 7,200 | 51,991<br>12,800<br>64,791 | R<br>C | Superstructure works in progress | February 2008 |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties under development** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 6. Fuk Wing Street and Fuk Wa Street, Sham Shui Po - Project K26, Kowloon New Kowloon Inland Lot No. 6425 | 2054 | 100.0% | 14,895 | 111,708<br>22,335<br>134,043 | R<br>C | Superstructure works in progress | April 2008 |
| 7. Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 6310 | 2055 | 100.0% | 50,752 | 609,027 | C | Superstructure works in progress | August 2008 |
| 8. Junction of Hoi Wang Road and Hoi Ting Road, Kowloon Kowloon Inland Lot No. 11167 | 2055 | 50.0% | 66,510 | 216,156<br>33,255<br>249,411 | R<br>C | Foundation works in progress | September 2009 |
| 9. Hoi Ting Road, Kowloon Kowloon Inland Lot No. 11168 | 2055 | 50.0% | 79,621 | 258,765<br>39,810<br>298,575 | R<br>C | Foundation works in progress | September 2009 |
| 10. 270-274 Cheung Sha Wan Road, Kowloon Remaining Portion of New Kowloon Inland Lot No. 1069 | 2047 | 100.0% | 4,195 | 30,407<br>5,802<br>36,209 | R<br>C | Planning stage | July 2010 |
| 11. 1 Broadcast Drive, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 6374 | 2056 | 100.0% | 65,531 | 196,592 | R | Demoltion works in progress | March 2011 |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area (sq.ft.) | Approx. floor area attributable to the Group (sq.ft.) | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties under development** | | | | | | | |
| **KOWLOON** | | | | | | | |
| 12. Junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon Kowloon Inland Lot No. 11073 | 2057 | 45.0% | 86,757 | 253,764<br>39,041<br>292,805 | R<br>C | Site investigation works in progress | June 2011 |
| **NEW TERRITORIES** | | | | | | | |
| 13. Kwu Tung Sheung Shui, New Territories Lot No. 2596 in DD92 | 2054 | 100.0% | 61,032 | 23,638 | R | Foundation works in progress | August 2008 |
| 14. Ho Tung Lau (site A), Fo Tan, Shatin, New Territories Shatin Town Lot No. 470 | 2053 | 100.0% | 287,258 | 1,301,355<br>21,528<br>1,322,883 | R<br>C | Superstructure works in progress | September 2008 |
| 15. Yeung Uk Road, Tsuen Wan, New Territories Tsuen Wan Town Lot No. 394 | 2054 | 100.0% | 77,823 | 288,160<br>191,568<br>479,728 | R<br>C | Superstructure works in progress | November 2008 |
| 16. KCR Wu Kai Sha Station Development Shatin, New Territories Shatin Town Lot No. 530 | 2055 | 100.0% | 367,601 | 1,815,349<br>43,056<br>1,858,405 | R<br>C | Superstructure works in progress | December 2008 |
| 17. Ma Wo Tai Po, New Territories Tai Po Town Lot No. 179 | 2055 | 100.0% | 63,603 | 114,486 | R | Foundation works in progress | April 2009 |
| 18. Pak Shek Kok Reclamation Phase I Site A, Tai Po, New Territories Tai Po Town Lot No. 187 | 2057 | 50.0% | 107,941 | 161,912<br>10,791<br>172,703 | R<br>C | Ground investigation works in progress | January 2010 |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties under development** | | | | | | | |
| **NEW TERRITORIES** | | | | | | | |
| 19. Pak Shek Kok Reclamation Phase I Site C, Tai Po, New Territories Tai Po Town Lot No. 188 | 2057 | 25.0% | 214,225 | 187,447 | R | Ground investigation works in progress | January 2010 |
| **MAINLAND CHINA** | | | | | | | |
| 20. Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2 | 2054 | 100.0% | 53,131 | 286,863<br>14,931<br>12,861<br>314,655 | R<br>C<br>P | Superstructure works in progress | September 2007 |
| 21. One HoneyLake Xiangmei Road, Futian, Shenzhen Shenzhen Lot No. B303-0041 | 2073 | 50.0% | 1,006,898 | 99,260 | R | Superstructure works in progress | December 2007 |
| 22. Park Place East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4 | 2059<br>2039 | 100.0% | 44,118 | 118,217<br>12,790<br>131,007 | R<br>C | Foundation works in progress | February 2008 |
| 23. Mandarin Garden West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2 | 2059<br>2039 | 100.0% | 33,188 | 116,983<br>20,530<br>137,513 | R<br>C | Foundation works in progress | August 2008 |
| 24. Sino International Plaza Wu Xi Lu, Fuzhou | 2059 | 100.0% | 58,126 | 491,699 | C | Foundation completed | December 2008 |
| 25. Central Park Gia Hor Lu, South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6 | 2060<br>2040 | 100.0% | 113,904 | 467,848<br>45,213<br>513,061 | R<br>C | Site investigation works in progress | September 2009 |

Dated at 30th June, 2007

| Description | Lease expiry | Group's interest | Approx. site area *(sq.ft.)* | Approx. floor area attributable to the Group *(sq.ft.)* | Type | Stage of completion | Estimated completion date |
|---|---|---|---|---|---|---|---|
| **Properties under development** | | | | | | | |
| **MAINLAND CHINA** | | | | | | | |
| 26. Regency Park<br>Hu Bien Bei Lu,<br>Xiamen Lot No. 88-C5 | 2058<br>2038 | 100.0% | 64,882 | 507,334 | R | Planning stage | December 2009 |
| 27. Chengdu International Community<br>Xipu Zhen, Pi Xian,<br>Jin Niu District,<br>Chengdu,<br>Sichuan | 2074<br>2044 | 20.0% | 14,253,628 | 1,595,571<br>144,236<br>38,750<br>1,778,557 | R<br>C<br>H | Foundation works in progress | December 2010 |
| 28. Kaisawangchao at East,<br>Zhanghua Lu at South,<br>DongLinghao Lu at West &<br>Zhangxiang Lu at North<br>Zhangzhou,<br>Fujian Province,<br>2004G12 | 2075<br>2045 | 100.0% | 1,004,199 | 5,118,234<br>193,750<br>5,311,984 | R<br>C | Planning stage | December 2013 |
| **OVERSEAS – SINGAPORE** | | | | | | | |
| 29. Collyer Quay<br>Singapore | 2067 | 100.0% | 287,437 | 26,910<br>80,730<br>107,640 | C<br>H | Planning stage | March 2010 |

Note :
- *C* : *Commercial*
- *R* : *Residential*
- *I* : *Industrial*
- *I/O* : *Industrial/Office*
- *H* : *Hotel*
- *P* : *Multi-storey carpark*
- *(*)* : *Property under redevelopment*

# Sino Land Company Limited

**Proxy Form for use at the Annual General Meeting**
*(or at any adjournment thereof)*

I/We [(Note 1)] ____________________

of ____________________

being the registered holder(s) of [(Note 2)] ____________________
ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or [(Note 3)] ____________________

of ____________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Thursday, the 15th day of November, 2007 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

| | For [(Note 4)] | Against [(Note 4)] |
|---|---|---|
| 1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2007. | | |
| 2. To declare a final dividend of HK$0.3 per ordinary share with an option for scrip dividend. | | |
| 3. (i) To re-elect The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP as Director. | | |
| (ii) To re-elect Mr. Raymond Tong Kwok Tung as Director. | | |
| (iii) To re-elect Mr. Thomas Tang Wing Yung as Director. | | |
| (iv) To authorise the Board to fix the Directors' remuneration. | | |
| 4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and to authorise the Board to fix their remuneration. | | |
| 5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting). | | |
| (ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting). | | |
| (iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting). | | |

Dated ____________________ Signature [(Note 5)] ____________________

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.
10. At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

# 信和置業有限公司

## 股東週年大會(或其任何續會)代表委任表格

本人／吾等[註1] ______________________________

地址為 ______________________________

為上述公司股本中每股面值1.00港元普通股股份[註2] ______________________________股

之登記持有人，**茲委任大會主席或**[註3] ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席定於二零零七年十一月十五日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行上述公司之股東週年大會(或其任何續會)，並於該大會(或其任何續會)進行按股數投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

| | | **贊成**[註4] | **反對**[註4] |
|---|---|---|---|
| 1. | 省覽截至二零零七年六月三十日止年度之經審核財務報告書與董事會及獨立核數師報告書。 | | |
| 2. | 宣派末期股息每普通股0.3港元或可選擇以股代息。 | | |
| 3. | (i) 選舉夏佳理議員，GBS, CVO, OBE, JP 連任董事。 | | |
| | (ii) 選舉唐國通先生連任董事。 | | |
| | (iii) 選舉鄧永鏞先生連任董事。 | | |
| | (iv) 授權董事會釐定董事酬金。 | | |
| 4. | 重聘德勤•關黃陳方會計師行為核數師及授權董事會釐定核數師酬金。 | | |
| 5. | (i) 批准股份購回授權(列於股東週年大會通告內第5(i)項之普通決議案)。 | | |
| | (ii) 批准股份發行授權(列於股東週年大會通告內第5(ii)項之普通決議案)。 | | |
| | (iii) 批准擴大股份發行授權(列於股東週年大會通告內第5(iii)項之普通決議案)。 | | |

日期：______________________________ 簽署：[註5] ______________________________

*附註：*

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記之每股面值1.00港元普通股股份數目。倘不填上股份數目，則本表格將被視為與全部以 閣下名義登記之本公司普通股股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘 閣下擬投票贊成某項決議案，請在適用之「贊成」方框內填上「✓」號。倘 閣下擬投票反對某項決議案，請在適用之「反對」方框內填上「✓」號。**如不給予指示，則代表人可自行決定投票或棄權。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之書面授權人士簽署。倘股東為一有限公司，則代表委任表格必須加蓋該公司鋼印，或經由公司負責人或獲正式授權之人士簽署。
6. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，必須最遲於大會或續會(視情況而定)召開四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓本公司註冊辦事處，方為有效。
7. 如屬聯名股東，任何一位聯名股東均可親自或委派代表投票，惟規定：若親自或委派代表出席之聯名股東多於一人，則該等出席股東中，只有在股東名冊內排名於首位者方有權就有關之股份投票。
8. 受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。
9. 閣下填妥交回代表委任表格後，屆時仍可親自出席大會投票。
10. 於股東週年大會上，大會主席將行使本公司組織章程細則第74條所賦予之權力，就上述各項決議案進行按股數投票表決。於按股數投票時，每位親自出席之股東或其委任代表，可按股數獲得一股一票的投票權。

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or otherwise transferred** all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



# Sino Land Company Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 83)**

## (1) General Mandates to Repurchase Shares and to Issue Shares

## (2) Proposed Re-election of Directors

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 15th November, 2007 (the "Annual General Meeting") is contained in the 2007 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2007 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

15th October, 2007

# CONTENTS

# Sino Land Company Limited

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 83)**

*Directors:*
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

*(# Non-executive Director)*
*(* Independent Non-executive Directors)*

*Registered Office:*
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

15th October, 2007

*To the shareholders*

Dear Sir or Madam,

## (1) General Mandates to Repurchase Shares and to Issue Shares
## (2) Proposed Re-election of Directors

### 1. Introduction

At the last annual general meeting of the Company held on 16th November, 2006, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 15th November, 2007 ("Annual General Meeting") unless renewed at that meeting.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares and the re-election of Directors.

**2. General Mandate to Repurchase Shares**

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I hereto.

**3. General Mandate to Issue Shares**

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

**4. Directors Proposed to be Re-elected**

In accordance with Article 103 of the Articles of Association of the Company, the Directors retiring by rotation at the Annual General Meeting are The Honourable Ronald Joseph Arculli, Mr. Raymond Tong Kwok Tung and Mr. Thomas Tang Wing Yung who, being eligible, offer themselves for re-election.

Under the service contract between the Company and each of the Executive Directors, Mr. Raymond Tong Kwok Tung and Mr. Thomas Tang Wing Yung, there is no fixed term of office for these Executive Directors but they are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association.

The Non-executive Director The Honourable Ronald Joseph Arculli does not have a service contract with the Company other than a letter of appointment pursuant to which his term of office is for the period of three years from 1st July, 2005, subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association.

The emoluments of the Executive Directors are to be determined by the Remuneration Committee with reference to their duties, responsibilities and performance and the results of the Group. The directors' fees are fixed by the Board of Directors pursuant to the authority granted by the shareholders at annual general meetings. The amount of emoluments paid or payable for the year ended 30th June, 2007 to each of the Directors who stand for re-election at the Annual General Meeting are set out in Note 13 to the Financial Statements at page 123 in the Company's 2007 Annual Report.

Other biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as required by Rule 13.51(2) of the Listing Rules as at 10th October, 2007 (the latest practicable date prior to the printing of this circular), are set out below to enable the shareholders to make informed decision on their re-election.

**The Honourable Ronald Joseph Arculli**, GBS, CVO, OBE, JP, aged 68, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. The Honourable Ronald Arculli through Arculli and Associates (July – December 2005) and since 1st January, 2006 through Ronald Arculli and Associates provided consultancy services to the Company. He is also a Non-executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. The Honourable Ronald Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited and was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is currently a non-official member of the Executive Council of The Hong Kong Special Administrative Region Government. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. The Honourable Ronald Arculli is an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited. He is also an Independent Non-executive Director of Shanghai Century Acquisition Corporation, a company listed on the American Stock Exchange.

Save as disclosed herein, The Honourable Ronald Arculli does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 1,044,095 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of The Honourable Ronald Arculli that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

**Mr. Raymond Tong Kwok Tung**, aged 65, an Executive Director of the Company since 1997, was a solicitor in private practice in Hong Kong for 29 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Departments, Internal Audit and Corporate Compliance of the Group, and the Group's property development and investment in the PRC. He is also an Executive Director of Tsim Sha Tsui Properties Limited and the director of a number of subsidiaries and associated companies of the Company.

Save as disclosed herein, Mr. Tong does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Tong does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Tong that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

**Mr. Thomas Tang Wing Yung**, aged 52, is an Executive Director of the Company since April 2005. He first joined the Company, Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited as Chief Financial Officer in November 2003. Mr. Tang obtained his Bachelor of Science Degree in Modern Mathematics from Surrey University, United Kingdom. He has been an Associate Member of The Institute of Chartered Accountants in England and Wales since 1981. He is also a Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising) and has over 30 years of experience in accounting and finance. He was a Non-executive Director of Philweb Corporation, a company listed on The Philippine Stock Exchange, Inc., from January 2000 to May 2005.

Prior to joining the Sino Group, Mr. Tang was Managing Director of an investment and financial advisory services firm that is a member of an international group, overseeing operations in the Asia-Pacific region. He has also served as a Director and Executive Committee member of a publicly-listed company in Hong Kong, where he participated in formulating the company's investment policy as well as reviewing and approving the company's investments and divestments, trading and retail distribution in the Mainland China and in Hong Kong.

Mr. Tang is also a director of a number of subsidiaries of the Company and Sino Hotels (Holdings) Limited.

Save as disclosed herein, Mr. Tang does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Tang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Tang that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

## 5. Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate.

The notice convening the Annual General Meeting is contained in the 2007 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2007 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

Your right to demand a poll on the resolutions proposed at the Annual General Meeting is set out in Appendix II to this circular. The Chairman of the Annual General Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the resolutions to be proposed at the Annual General Meeting to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

The Company will publish an announcement on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") and the Company's website of the results of the voting by poll at the Annual General Meeting on the same day after the Annual General Meeting.

## 6. Recommendation

The Directors believe that the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
**Robert NG Chee Siong**
*Chairman*

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

## 1. Listing Rules

The Listing Rules permit companies whose primary listing are on the Stock Exchange to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

### *(a) Shareholders' Approval*

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

### *(b) Source of Funds*

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

## 2. Share Capital

As at 10th October, 2007 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 4,813,928,667 Shares of HK$1.00 each. On the basis of such figure, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 481,392,866 Shares, representing 10% of the issued share capital of the Company, subject to adjustment of any further shares issued or cancelled on repurchases after 10th October, 2007 and up to the date of the Annual General Meeting.

## 3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

**4. Funding of Repurchases**

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with the Company's Articles of Association and the applicable laws in Hong Kong, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2007 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

**5. Disclosure of Interest**

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

**6. Undertaking of Directors**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

## 7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months up to 10th October, 2007 (being the latest practicable date prior to the printing of this circular) were as follows:

| | Shares | |
|---|---|---|
| | **Highest** | **Lowest** |
| | *HK$* | *HK$* |
| **2006** | | |
| October | 13.88 | 13.38 |
| November | 15.42 | 13.54 |
| December | 18.16 | 14.26 |
| **2007** | | |
| January | 20.00 | 17.32 |
| February | 19.30 | 17.32 |
| March | 18.18 | 15.48 |
| April | 18.46 | 16.24 |
| May | 18.62 | 16.38 |
| June | 17.30 | 15.96 |
| July | 18.76 | 15.80 |
| August | 18.40 | 13.98 |
| September | 22.35 | 18.24 |
| 1st October – 10th October | 19.80 | 18.58 |

## 8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 10th October, 2007 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.75% controlling interest, in approximately 52.63% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full of the power to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the

Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code or such that the public float of the Company's shares will be reduced to less than 25% as a result of any purchases made under the Share Repurchase Mandate.

## 9. Share Purchases made by the Company

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

| Date of Repurchases | Number of Shares | Price per Share Highest *HK$* | Lowest *HK$* |
|---|---|---|---|
| 10th April, 2007 | 1,296,000 | 18.06 | 17.40 |
| 12th April, 2007 | 670,000 | 17.60 | 17.40 |
| 13th April, 2007 | 556,000 | 17.46 | 17.20 |
| 16th April, 2007 | 516,000 | 17.56 | 17.40 |
| 17th April, 2007 | 620,000 | 17.70 | 17.46 |
| 18th April, 2007 | 1,336,000 | 17.48 | 16.88 |
| 19th April, 2007 | 1,698,000 | 17.00 | 16.24 |
| 20th April, 2007 | 790,000 | 16.76 | 16.48 |
| 23rd April, 2007 | 620,000 | 17.08 | 16.84 |
| 24th April, 2007 | 606,000 | 16.88 | 16.64 |
| 25th April, 2007 | 944,000 | 16.72 | 16.60 |
| 26th April, 2007 | 478,000 | 16.82 | 16.66 |
| 27th April, 2007 | 1,472,000 | 16.80 | 16.50 |
| 30th April, 2007 | 1,380,000 | 16.70 | 16.34 |
| 3rd May, 2007 | 470,000 | 17.20 | 16.70 |
| 8th May, 2007 | 218,000 | 17.88 | 17.64 |
| 9th May, 2007 | 1,172,000 | 17.80 | 17.46 |
| 10th May, 2007 | 646,000 | 17.80 | 17.60 |
| 11th May, 2007 | 1,382,000 | 17.64 | 17.34 |
| 14th May, 2007 | 1,014,000 | 18.00 | 17.64 |
| 25th May, 2007 | 710,000 | 17.28 | 16.96 |
| 28th May, 2007 | 706,000 | 17.30 | 17.04 |
| 29th May, 2007 | 580,000 | 17.08 | 16.90 |
| 8th June, 2007 | 600,000 | 16.16 | 15.98 |
| 12th June, 2007 | 650,000 | 16.28 | 16.02 |
| 13th June, 2007 | 544,000 | 16.38 | 16.22 |
| 14th June, 2007 | 606,000 | 16.72 | 16.42 |
| 15th June, 2007 | 1,348,000 | 16.60 | 16.38 |
| 18th June, 2007 | 494,000 | 16.72 | 16.58 |
| 21st June, 2007 | 454,000 | 16.68 | 16.50 |
| 27th June, 2007 | 326,000 | 16.40 | 16.28 |

| Date of Repurchases | Number of Shares | Price per Share Highest HK$ | Lowest HK$ |
|---|---|---|---|
| 28th June, 2007 | 490,000 | 16.58 | 16.26 |
| 29th June, 2007 | 428,000 | 16.44 | 16.18 |
| 4th July, 2007 | 350,000 | 16.18 | 16.10 |
| 11th July, 2007 | 328,000 | 16.82 | 16.70 |
| 12th July, 2007 | 1,266,000 | 16.84 | 16.50 |
| 17th July, 2007 | 336,000 | 16.50 | 16.42 |
| 18th July, 2007 | 322,000 | 16.14 | 16.02 |
| 26th July, 2007 | 224,000 | 17.96 | 17.86 |
| 27th July, 2007 | 370,000 | 17.14 | 16.84 |
| 2nd August, 2007 | 396,000 | 16.98 | 16.50 |
| 3rd August, 2007 | 150,000 | 16.88 | 16.80 |
| 6th August, 2007 | 98,000 | 16.44 | 16.30 |
| 7th August, 2007 | 160,000 | 16.58 | 16.50 |
| 10th August, 2007 | 452,000 | 16.44 | 16.16 |
| 14th August, 2007 | 174,000 | 16.86 | 16.70 |
| 15th August, 2007 | 254,000 | 16.42 | 16.10 |
| 16th August, 2007 | 124,000 | 15.82 | 15.62 |
| 17th August, 2007 | 332,000 | 16.00 | 14.02 |
| 27th September, 2007 | 9,878,000 | 19.82 | 19.50 |
| 10th October, 2007* | 550,000 | 19.30 | 19.16 |
| | 41,584,000 | | |

* pending delivery of share certificates for cancellation

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding 10th October, 2007 (being the latest practicable date prior to the printing of this circular).

According to existing Article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

*This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Circular.*

*Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.*

*Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Share Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.*

**此乃要件 請即處理**

**閣下如**對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之**信和置業有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

# 信和置業有限公司

*(於香港註冊成立之有限公司)*

(股份代號：83)

## (1) 購回股份及發行股份之一般性授權

## (2) 選舉董事連任之建議

於二零零七年十一月十五日星期四上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司(「本公司」)之股東週年大會(「股東週年大會」)通告已載於本公司之二零零七年年報內。請各股東細閱通告，並將二零零七年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零七年十月十五日

# 目 錄

頁次

信和置業有限公司

*(於香港註冊成立之有限公司)*
(股份代號：83)

| *董事：* | *註冊辦事處：* |
|---|---|
| 黃志祥 *(主席)* | 香港 |
| 夏佳理，GBS, CVO, OBE, JP# | 九龍 |
| 盛智文，GBS, JP* | 尖沙咀 |
| 李民橋* | 梳士巴利道 |
| 傅育寧* | 尖沙咀中心 |
| 唐國通 | 十二字樓 |
| 余惠偉 | |
| 鄧永鏞 | |
| 黃永光 | |

*(# 非執行董事)*
*(* 獨立非執行董事)*

敬啟者：

## (1) 購回股份及發行股份之一般性授權
## (2) 選舉董事連任之建議

### 1. 緒言

於二零零六年十一月十六日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則(「上市規則」)之條款，該授權除非於二零零七年十一月十五日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會(「股東週年大會」)上獲得予以延續，否則將於此大會完結時屆滿失效。

本通函旨在向 閣下提供有關一般性授權以購回股份及發行股份建議及選舉董事之資料。

## 2. 購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份(「股份」)最多不超過在決議案通過當日本公司已發行股本之10%(「股份購回授權」)。

根據上市規則所規定須予載述之說明函件已載於本通函之附錄一內。

## 3. 發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份(「股份發行授權」)，並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

## 4. 建議選舉連任之董事

根據本公司之組織章程細則第103條之規定，於股東週年大會上退任之董事為夏佳理議員、唐國通先生及鄧永鏞先生，而彼等均願意繼續連任。

根據本公司與執行董事唐國通先生及鄧永鏞先生之服務合約，彼等於本公司並無固定任期，但須根據本公司之組織章程細則，於本公司股東週年大會上輪值告退及應選連任。

非執行董事夏佳理議員與本公司概無任何服務合約，惟彼之聘書列明彼之任期由二零零五年七月一日起為期三年，並須根據本公司之組織章程細則，於本公司股東週年大會上輪值告退及應選連任。

執行董事之酬金經薪酬委員會根據董事之職責、責任、表現，及本集團之業績而釐定。董事袍金由董事會依據股東於股東週年大會上所授予之權力釐定。截至二零零七年六月三十日止年度內之已付或應付予將於股東週年大會上應選連任之董事之酬金，均載列於本公司二零零七年年報第123頁財務報告書附註13。

下文根據上市規則第13.51(2)條的規定，列出股東週年大會上應選連任的董事於二零零七年十月十日(本通函付印前之最後實際可行日期)的個人資料，以協助股東就再選連任董事作出知情的決定。

**夏佳理議員**，GBS, CVO, OBE, JP，68歲，自一九八一年出任本公司董事，並於二零零五年七月起轉任為非執行董事。他於二零零五年七月至十二月期間經Arculli and Associates及自二零零六年一月一日起經Ronald Arculli and Associates向本公司提供顧問服務。他亦是尖沙咀置業集團有限公司及信和酒店(集團)有限公司之非執行董事。夏佳理議員乃香港交易及結算所有限公司之獨立非執行主席，於二零零二年至二零零六年八月期間出任香港賽馬會主席，為香港執業律師，並於一九八八年至二零零零年期間擔任立法會議員。夏佳理議員現時為香港特別行政區政府行政會議非官守議員。他亦為愛丁堡公爵獎勵計劃國際基金會之國際獎勵計劃協會主席及香港按揭證券有限公司董事，並曾服務於多個政府委員會及諮詢團體。夏佳理議員是恒隆地產有限公司及SCMP集團有限公司之獨立非執行董事，亦為香港電燈集團有限公司、和記港陸有限公司及香港興業國際集團有限公司之非執行董事。他亦是於美國證券交易所上市之Shanghai Century Acquisition Corporation之獨立非執行董事。

除以上所披露者外，夏佳理議員與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，夏佳理議員持有本公司1,044,095股之個人權益。並無其他有關重選夏佳理議員而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

**唐國通先生**，65歲，自一九九七年出任本公司執行董事。唐先生曾在香港任職私人執業律師歷29年，並曾是某著名律師事務所之高級合夥人。他分別在英國、新加坡及澳洲取得律師資格，現為中國委託公證人及香港公證人。他於一九九七年加入本公司，主要負責物業管理部門(其中包括物業管理、清潔、保安及停車場服務)及酒店部門。唐先生現時負責法律及秘書部、內部審計部及集團之企業法規工作，以及負責本集團在國內之物業發展及投資業務。唐先生亦擔任尖沙咀置業集團有限公司之執行董事，彼亦為本公司一些附屬公司及聯營公司之董事。

除以上所披露者外，唐先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。唐先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選唐先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

**鄧永鏞先生**，52歲，自二零零五年四月出任本公司執行董事，於二零零三年十一月加入本公司、尖沙咀置業集團有限公司及信和酒店（集團）有限公司擔任首席財務總監。他持有英國Surrey University現代數學科學學士學位，自一九八一年起成為英格蘭及威爾斯特許會計師公會會員。他亦是香港會計師公會資深執業會計師，於會計及財務方面擁有超過30年經驗。於二零零零年一月至二零零五年五月期間出任菲律賓證券交易所上市之Philweb Corporation之非執行董事。

在加入信和集團之前，鄧先生於一國際集團成員之投資及財務諮詢服務機構擔任董事總經理，監督該機構亞太地區之運作。他亦曾擔任一間香港上市公司之董事及常務委員會委員，參與投資政策之制定，亦檢討及批核該公司在中國內地及香港之投資及撤資、交易及零售分銷。

鄧先生亦為本公司多間附屬公司及信和酒店（集團）有限公司之董事。

除以上所披露者外，鄧先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。鄧先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選鄧先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

## 5. 股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權。

召開股東週年大會之通告已載於本公司之二零零七年年報內。請各股東細閱通告並將二零零七年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

閣下於股東週年大會上就各項決議案要求按股數投票表決之權利已載於本通函附錄二。於股東週年大會上，大會主席將行使本公司組織章程細則第74條賦予之權力，就各項將於股東週年大會上提呈之決議案進行按股數投票表決。於按股數投票時，每位親自出席之股東或其委任代表，可按股數獲得一股一票的投票權。

本公司將於股東週年大會後當日在香港聯合交易所有限公司(「聯交所」)及本公司網站發表股東週年大會按股數投票表決結果之公佈。

## 6. 推薦意見

董事會認為股份購回授權及股份發行授權均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦　閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

*列位股東*　台照

*主席*
**黃志祥**
謹啟

二零零七年十月十五日

本附錄乃根據上市規則之規定作為說明函件，向 閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

## 一、 上市規則

上市規則准許在聯交所作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

### *(甲) 股東批准*

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准；該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

### *(乙) 資金來源*

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

## 二、 股本

本公司於二零零七年十月十日(本通函付印前之最後實際可行日期)之已發行股本為每股面值1.00港元股份4,813,928,667股。根據上述數字，本公司按股份購回授權將獲准購回最多不超過481,392,866股之股份，相等於本公司已發行股本百分之十，惟可購回股份數目須就在二零零七年十月十日後直至股東週年大會召開日期間止所發行或註銷之購回股份予以調整。

## 三、 購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回(視乎當時市場情況及融資安排而定)可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

四、 購回之資金

任何購回所需之資金將按照公司組織章程細則及香港適用法例由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響(對照截至二零零七年六月三十日止年度年報內之經審核賬目所披露之情況)。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或(於作出一切合理查詢後據彼等所知)其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

## 七、 股份價格

股份於過去十二個月直至二零零七年十月十日(本通函付印前之最後實際可行日期)每月在聯交所錄得之最高及最低成交價如下：

| | 股份 | |
|---|---|---|
| | 最高 | 最低 |
| | *港元* | *港元* |
| **二零零六年** | | |
| 十月 | 13.88 | 13.38 |
| 十一月 | 15.42 | 13.54 |
| 十二月 | 18.16 | 14.26 |
| **二零零七年** | | |
| 一月 | 20.00 | 17.32 |
| 二月 | 19.30 | 17.32 |
| 三月 | 18.18 | 15.48 |
| 四月 | 18.46 | 16.24 |
| 五月 | 18.62 | 16.38 |
| 六月 | 17.30 | 15.96 |
| 七月 | 18.76 | 15.80 |
| 八月 | 18.40 | 13.98 |
| 九月 | 22.35 | 18.24 |
| 十月一日至十月十日 | 19.80 | 18.58 |

## 八、 收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則(「收購守則」)第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零七年十月十日(本通函付印前之最後實際可行日期)，黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.75%控制權益而被視為擁有合共約本公司已發行股本之52.63%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加(包括根據股份購回授權全面行

使權力購回股份所致)，並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果或本公司股份之公眾持股量低於25%。

## 九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

| | | 每股購回價 | |
|---|---|---|---|
| 購回日期 | 股份數目 | 最高<br>*港元* | 最低<br>*港元* |
| 二零零七年四月十日 | 1,296,000 | 18.06 | 17.40 |
| 二零零七年四月十二日 | 670,000 | 17.60 | 17.40 |
| 二零零七年四月十三日 | 556,000 | 17.46 | 17.20 |
| 二零零七年四月十六日 | 516,000 | 17.56 | 17.40 |
| 二零零七年四月十七日 | 620,000 | 17.70 | 17.46 |
| 二零零七年四月十八日 | 1,336,000 | 17.48 | 16.88 |
| 二零零七年四月十九日 | 1,698,000 | 17.00 | 16.24 |
| 二零零七年四月二十日 | 790,000 | 16.76 | 16.48 |
| 二零零七年四月二十三日 | 620,000 | 17.08 | 16.84 |
| 二零零七年四月二十四日 | 606,000 | 16.88 | 16.64 |
| 二零零七年四月二十五日 | 944,000 | 16.72 | 16.60 |
| 二零零七年四月二十六日 | 478,000 | 16.82 | 16.66 |
| 二零零七年四月二十七日 | 1,472,000 | 16.80 | 16.50 |
| 二零零七年四月三十日 | 1,380,000 | 16.70 | 16.34 |
| 二零零七年五月三日 | 470,000 | 17.20 | 16.70 |
| 二零零七年五月八日 | 218,000 | 17.88 | 17.64 |
| 二零零七年五月九日 | 1,172,000 | 17.80 | 17.46 |
| 二零零七年五月十日 | 646,000 | 17.80 | 17.60 |
| 二零零七年五月十一日 | 1,382,000 | 17.64 | 17.34 |
| 二零零七年五月十四日 | 1,014,000 | 18.00 | 17.64 |
| 二零零七年五月二十五日 | 710,000 | 17.28 | 16.96 |
| 二零零七年五月二十八日 | 706,000 | 17.30 | 17.04 |
| 二零零七年五月二十九日 | 580,000 | 17.08 | 16.90 |
| 二零零七年六月八日 | 600,000 | 16.16 | 15.98 |
| 二零零七年六月十二日 | 650,000 | 16.28 | 16.02 |
| 二零零七年六月十三日 | 544,000 | 16.38 | 16.22 |
| 二零零七年六月十四日 | 606,000 | 16.72 | 16.42 |
| 二零零七年六月十五日 | 1,348,000 | 16.60 | 16.38 |
| 二零零七年六月十八日 | 494,000 | 16.72 | 16.58 |
| 二零零七年六月二十一日 | 454,000 | 16.68 | 16.50 |
| 二零零七年六月二十七日 | 326,000 | 16.40 | 16.28 |

| 購回日期 | 股份數目 | 每股購回價 最高 港元 | 每股購回價 最低 港元 |
|---|---|---|---|
| 二零零七年六月二十八日 | 490,000 | 16.58 | 16.26 |
| 二零零七年六月二十九日 | 428,000 | 16.44 | 16.18 |
| 二零零七年七月四日 | 350,000 | 16.18 | 16.10 |
| 二零零七年七月十一日 | 328,000 | 16.82 | 16.70 |
| 二零零七年七月十二日 | 1,266,000 | 16.84 | 16.50 |
| 二零零七年七月十七日 | 336,000 | 16.50 | 16.42 |
| 二零零七年七月十八日 | 322,000 | 16.14 | 16.02 |
| 二零零七年七月二十六日 | 224,000 | 17.96 | 17.86 |
| 二零零七年七月二十七日 | 370,000 | 17.14 | 16.84 |
| 二零零七年八月二日 | 396,000 | 16.98 | 16.50 |
| 二零零七年八月三日 | 150,000 | 16.88 | 16.80 |
| 二零零七年八月六日 | 98,000 | 16.44 | 16.30 |
| 二零零七年八月七日 | 160,000 | 16.58 | 16.50 |
| 二零零七年八月十日 | 452,000 | 16.44 | 16.16 |
| 二零零七年八月十四日 | 174,000 | 16.86 | 16.70 |
| 二零零七年八月十五日 | 254,000 | 16.42 | 16.10 |
| 二零零七年八月十六日 | 124,000 | 15.82 | 15.62 |
| 二零零七年八月十七日 | 332,000 | 16.00 | 14.02 |
| 二零零七年九月二十七日 | 9,878,000 | 19.82 | 19.50 |
| 二零零七年十月十日* | 550,000 | 19.30 | 19.16 |
| | 41,584,000 | | |

* 尚待交付股票予以註銷

除上述所披露外，在二零零七年十月十日(本通函付印前之最後實際可行日期)之前六個月內，本公司並無購回任何本公司之股份(無論在聯交所或以其他方式進行)。

根據現有組織章程細則第74條，於每次股東大會提呈會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時)經正式要求以按股數投票表決，有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 至少三名親身或其委任代表出席並當時有權於會上投票之股東；或

(iii) 一名或多名親身或其委任代表出席並佔總數不少於所有有權於會上投票之股東之總投票權十分之一之股東；或

(iv) 一名或多名親身或其委任代表出席並持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股東實繳股款總額十分之一之股東。

除非要求以按股數投票表決及不予撤回，否則主席宣佈決議案經舉手投票通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

*此通函(英文及中文版)(「通函」)已於本公司網站http://www.sino.com登載。凡選擇依賴在本公司網站上登載之公司通訊(其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格)以代替任何或所有印刷本之股東，均可要求索取通函之印刷本。*

*凡選擇以透過本公司網站之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網站登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。*

*股東可隨時以書面通知本公司股票登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改日後收取公司通訊的語言版本及收取方式(印刷方式或以透過本公司網站之電子方式)之選擇。*

Tsim Sha Tsui Properties Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 247)**

Sino Land Company Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 83)**

# FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

This announcement is jointly made by TST Properties and its subsidiary, Sino Land, pursuant to Rule 13.09 of the Listing Rules.

The directors of each of TST Properties and Sino Land are pleased to announce that on 5th October, 2007, King Chance (a direct wholly-owned subsidiary of Sino Land), Nan Fung Development, Nan Fung Resources, Wealthy Vision (a wholly-owned subsidiary of K. Wah) and Gempress (a wholly-owned subsidiary of USI) have entered into the Memorandum relating to the formation of the Joint Venture, through the transfer of shares in Garwin, a company incorporated in the British Virgin Islands. Garwin shall be owned as to 35% by Nan Fung Development and Nan Fung Resources in aggregate, 35% by King Chance, 15% by Wealthy Vision and 15% by Gempress. The purpose of Garwin is to own and develop the Land in Hong Kong into residential properties through its wholly-owned subsidiary, Pacific Bond.

The Land Costs, being the present capital commitment of the JV Partners in respect of the Joint Venture which is established to develop the Land, is HK$4,550 million and the portion attributable to King Chance amounts to HK$1,592.5 million, representing its 35% interest in the Joint Venture. The Land Costs have been and will be funded by way of shareholders' loans from the JV Partners on a several, pro rata and pari passu basis. Whilst the amount of construction and development costs for the Project have not been determined on the date of this announcement and the commitment to fund such amount has not been materialised, it is currently estimated that the construction and development costs for the Project will amount to approximately HK$1,450 million.

## THE MEMORANDUM AND THE JOINT VENTURE

### 1. The Memorandum

On 5th October, 2007, the JV Partners and Garwin have entered into the Memorandum in respect of the formation of the Joint Venture through the transfer of shares in Garwin.

a. Date of the Memorandum: 5th October, 2007

b. Issued share capital of Garwin: prior to the date of the Memorandum, 1,000 shares were issued to and owned by Nan Fung Development. On 5th October, 2007, 700 shares have been transferred at US$1.00 each in the following manner: 350 shares to King Chance, 50 shares to Nan Fung Resources, 150 shares to each of Wealthy Vision and Gempress.

| | | |
|---|---|---|
| c. | Constitution of the board of directors of Garwin and Pacific Bond: | each has a total of eight directors, of which three are appointed by King Chance, three are appointed by Nan Fung Development, and one is appointed by each of Wealthy Vision and Gempress. |

The Memorandum sets out the material terms in respect of the formation of the Joint Venture. It is intended that a shareholders' agreement incorporating the material terms set out above and below will be entered into between the JV Partners. The Memorandum shall terminate once the JV Partners enter into such shareholders' agreement.

## 2. Principal Activity

Pacific Bond has successfully bid for the Land at the auction of the Land on 17th September, 2007.

By way of the Memorandum, details of the arrangement in relation to the formation of the Joint Venture for the purpose of owning the Land and undertaking the Project have been agreed by the JV Partners, namely King Chance (a direct wholly-owned subsidiary of Sino Land), Nan Fung Development, Nan Fung Resources, Wealthy Vision (a wholly-owned subsidiary of K. Wah) and Gempress (a wholly-owned subsidiary of USI).

## 3. Funding Requirements

The JV Partners have agreed to provide fundings in respect of the Land Costs of HK$4,550 million by way of loans to Pacific Bond on a pro rata and several basis by reference to their respective interests in the Joint Venture, in accordance with the payment obligations of the Land Costs to the Government of Hong Kong. King Chance's commitment to the Land Costs therefore amounts to HK$1,592.5 million. As at the date of this announcement, King Chance has already provided shareholder's loan to Pacific Bond in the sum of HK$8.75 million. Together with the shareholders' loans provided by the other JV Partners, it funded the deposit for the Land Costs paid by Pacific Bond to the Government of Hong Kong.

On or before 15th October, 2007, each of the JV Partners shall provide further shareholders' loans to Pacific Bond on a pro-rata and several basis by reference to their respective interests in the Joint Venture in order to fund the balance of the Land Costs. King Chance will therefore be required to provide further shareholders' loans to Pacific Bond in the amount of HK$1,583.75 million. It is intended that funding for King Chance's contributions to the Joint Venture will be by way of internal resources and bank borrowing.

Future fundings of the Joint Venture shall firstly be raised by way of external borrowings, if required by the lender banks, with guarantees or other supports to be provided by the JV Partners (or their respective holding companies) on a pro rata and several basis. If unanimously resolved by the board of directors of Garwin, the JV Partners shall provide further fundings for the purpose of the Project by way of shareholders' loans on a pro rata and several basis by reference to their respective interests in the Joint Venture.

Whilst the amount of construction and development costs for the Project have not been determined on the date of this announcement and the commitment to fund such amount has not been materialised, it is currently estimated that the construction and development costs for the Project will amount to approximately HK$1,450 million. TST Properties and Sino Land will monitor the amount of commitment of King Chance in the Joint Venture in respect of the construction and development costs for the Project and comply with any requirements under the Listing Rules, where necessary.

4. **Profit Sharing**

It is expected that any profit derived from the Project will be ultimately shared by the JV Partners on a pro rata basis by reference to their respective interests in the Joint Venture.

## REASONS FOR THE JOINT VENTURE

One of the main business areas of the Group is property development and investment in Hong Kong and the PRC. The establishment of the Joint Venture to undertake the Project is consistent with the core business strategies of the Group, will enhance the Group's land bank for luxurious residential development and is a continuation of the Group's principal activity with other business partners. The Land will be developed into luxurious residential properties with full-fledged club-house, amenity facilities and car park spaces.

## INFORMATION ON THE GROUP

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

## GENERAL

The principal businesses of Nan Fung Development and Nan Fung Resources are investment holding, financing and property investment.

The principal businesses of K. Wah are investment holding, property investment and development.

The principal subsidiaries of USI are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development, property development management, provision of hospitality services and investing activities.

Nan Fung Development, Nan Fung Resources, K. Wah and USI have previously entered into joint ventures with Sino Land for land development projects in Hong Kong.

Nan Fung Development is a company beneficially owned by Mr. Chen Din Hwa, who also beneficially owns 6.98% of the issued share capital of Sino Land as at 5th October, 2007 according to the register kept pursuant to the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

Based on the above information provided by each of the other JV Partners and to the best of the knowledge, information and belief of the directors of each of TST Properties and Sino Land after having made all reasonable enquiries, each of the other JV Partners and their respective ultimate beneficial owners is an independent third party not connected with the directors, substantial shareholders and chief executives of TST Properties and Sino Land, and their respective subsidiaries and associates (as defined in the Listing Rules).

## DEFINITIONS

| | |
|---|---|
| "Garwin" | Garwin Investment Limited, a company incorporated in the British Virgin Islands, whose issued share capital is owned as to 35% by Nan Fung Development and Nan Fung Resources in aggregate, 35% by King Chance (a wholly-owned subsidiary of Sino Land), 15% by Wealthy Vision (a wholly-owned subsidiary of K. Wah) and 15% by Gempress (a wholly-owned subsidiary of USI) |
| "Gempress" | Gempress Limited, a company incorporated in Hong Kong, a wholly-owned subsidiary of USI |
| "Group" | TST Properties, Sino Land and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Joint Venture" | Garwin and Pacific Bond, for the purpose of owning the Land and undertaking the Project |
| "JV Partners" | the five joint venture partners of Garwin, being Nan Fung Development, Nan Fung Resources, King Chance, Wealthy Vision and Gempress |
| "King Chance" | King Chance Development Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of Sino Land |
| "K. Wah" | K. Wah International Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange |
| "Land" | the land registered in the Land Registry (New Territories) as Tai Po Town Lot No. 186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories, Hong Kong with a site area of approximately 22,126 square meters and gross floor area for development on the Land of approximately 66,378 square meters for private residential uses |
| "Land Costs" | the premium for the Land of HK$4,550 million, of which HK$25 million has already been paid |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange from time to time |
| "Memorandum" | a binding memorandum of agreement entered into between the JV Partners and Garwin in respect of details of the arrangement in relation to the formation of the Joint Venture by the JV Partners |

| | |
|---|---|
| "Nan Fung Development" | Nan Fung Development Limited, a company incorporated in Hong Kong |
| "Nan Fung Resources" | Nan Fung Resources Limited, a company incorporated in Hong Kong |
| "Pacific Bond" | Pacific Bond Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of Garwin |
| "PRC" | the People's Republic of China |
| "Project" | the development of the Land, construction of properties on the Land and management, lease and/or sale of any properties which may be constructed on the Land by Garwin through Pacific Bond |
| "Sino Land" | Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "TST Properties" | Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange |
| "USI" | USI Holdings Limited, a company incorporated in Bermuda whose shares are listed on the main board of the Stock Exchange |
| "Wealthy Vision" | Wealthy Vision Limited, a company incorporated in Hong Kong, a wholly-owned subsidiary of K. Wah |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |

By Order of the Board of
**Tsim Sha Tsui Properties Limited**
**Eric Ip Sai Kwong**
*Secretary*

By Order of the Board of
**Sino Land Company Limited**
**Eric Ip Sai Kwong**
*Secretary*

Hong Kong, 5th October, 2007

*As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.*

*As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.*

Sino Land Company Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 83)**

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 15th day of November, 2007 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

**Ordinary Resolutions**

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
**Eric IP Sai Kwong**
*Secretary*

Hong Kong, 15th October, 2007

*Notes*:

(a) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

(b) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(d) The Register of Members of the Company will be closed from Monday, 12th November, 2007 to Thursday, 15th November, 2007, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 9th November, 2007.

*As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.*

END